Exhibit 99

APPROVED BY
the Information Disclosure Committee of
Management Board, OJSC Rostelecom
Minutes No.1 dated August 11, 2006

QUARTERLY REPORT

Open Joint Stock Company
Long-Distance and International Telecommunications
Rostelecom

Issuer Code:	0	0	1	2	4	-	A

2nd Quarter, 2006

Issuer’s Legal Address: 5 Delegatskaya St., Moscow, 127091

Information contained in this quarterly report is subject to disclosure in accordance with Russian Federation securities legislation

GeneralDirector,		D.Ye. Yerokhin
OJSC Rostelecom	(signature)	(Name and initials)
Date: August 10, 2006

Chief Accountant,		R.A. Frolov
OJSC Rostelecom	(signature)	(Name and initials)
Date August 10, 2006	(Seal)

Contact person: Yulia A. Vorobyova, Expert, Corporate Department
Phone: +7 501 412 11 96
Facsimile: +7 495 787-2850
E-mail: rtkm@rostelecom.ru
Web-site: http://www.rt.ru/icenter/reports/call/ - provides information contained herein

TABLE OF CONTENTS

INTRODUCTION		5

I.	BRIEF INFORMATION ABOUT MEMBERS OF THE ISSUER’S MANAGEMENT BODIES, ITS BANK ACCOUNTS, AUDITORS, APPRAISER, AND FINANCIAL CONSULTANT, AND OTHER SIGNATORIES TO THIS QUARTERLY REPORT	6

1.1.	Members of the Issuer’s Governing Bodies	6

1.2.	The Issuer’s Bank Accounts	6

1.3.	The Issuer’s Auditor(s)	6

1.4.	The Issuer’s Appraiser	8

1.5.	The Issuer’s Consultants	8

1.6.	Other Signatories to this Quarterly Report	8

II.	THE ISSUER’S FINANCIAL AND ECONOMIC FUNDAMENTALS	9

2.1.	The Issuer’s Financial and Economic Indicators	9

2.2.	The Issuer’s Market Capitalization	10

2.3.	The Issuer’s Liabilities	10

2.3.1.	Accounts Payable	10
2.3.2.	The Issuer’s Credit History	11
2.3.3.	The Issuer’s Liabilities Resulting from Security Issued to Third Parties	12
2.3.4.	Other Liabilities of the Issuer	12

2.4.	The Purposes and Use of Proceeds from Issuance of Securities Issues	12

2.5.	Risks Associated With the Purchase of Placed Issue Securities (Securities Being Placed)	12

2.5.1.	Industry Risks	12
2.5.2.	Country and Regional Risks	13
2.5.3.	Financial risks	14
2.5.4.	Legal Risks	16
2.5.5.	Risks Related to the Issuer’s Operations	17

III.	DETAILED INFORMATION ON THE ISSUER	20

3.1.	The Issuer’s Establishment and Development	20

3.1.1.	The Issuer’s Corporate Name	20
3.1.2.	State Registration of the Issuer	21
3.1.3.	Issuer’s Establishment and Development	21
3.1.4.	Contact Information	23
3.1.5.	Taxpayer’s Identification Number (TIN)	24
3.1.6.	Issuer’s Branches and Representative Offices	24

3.2.	Issuer’s Principal Operations	25

3.2.1.	Issuer’s Field of Business	25
3.2.2.	Issuer’s Principal Operations	25
3.2.3.	Principal Products (Works, Services)	26
3.2.4.	Raw materials and Issuer’s suppliers	27
3.2.5.	Target Markets for the Issuer’s Products (Works, Services)	28
3.2.6.	Licenses Held by the Issuer	29
3.2.7.	Issuer’s Joint Operations	31
3.2.8.	Additional Requirements to Issuers That Are Joint-Stock Investment Funds or Insurance Organizations	31
3.2.9.	Additional Requirements to Issuers That Are Mineral Production Entities	31
3.2.10.	Additional Requirements to Issuers That Are Providers of Communications Services	31

3.3.	The Issuer’s Future Plans	37

3.4.	The Issuer’s Participation in Industrial, Banking and Financial Groups, Holding Companies, Concerns and Associations	40

3.5.	The Issuer’s Subsidiaries And Dependent Companies	40

3.6.	The Issuer’s Fixed Assets: Composition, Structure, Value, Planned Purchases, Replacement, Retirement and Any Encumbrances	56

3.6.1.	Fixed Assets	56

IV.	THE ISSUER’S FINANCIAL AND BUSINESS OPERATIONS	57

4.1.	The Issuer’s Financial and Business Results	57

4.1.1.	Profit And Losses	57
4.1.2.	Factors That Influenced Changes in the Amount of Proceeds from the Sale of Products, Work and Services by the Issuer and Income (Losses) From its Principal Operations	58

4.2.	The Issuer’s Liquidity	59

4.3.	The Issuer’s Capital and Current Assets Size and Structure	60

4.3.1.	The Issuer’s Capital and Current Assets Size and Structure	60
4.3.2.	The Issuer’s Financial Investments	61
4.3.3.	The Issuer’s Intangible Assets	61

4.4.	The Issuer’s R&D, Licenses and Patents, New Development and Research Project Policies and Expenditures	62

4.5.	Trends in Field of the Issuer’s of Principal Operations	62

V.	MEMBERS OF THE ISSUER’S MANAGEMENT BODIES, ITS FINANCIAL AND BUSINESS OPERATIONS AUDITING BODIES, AND BRIEF INFORMATION ABOUT THE ISSUER’S OFFICERS (EMPLOYEES)	65

5.1.	The Organization and Authority of the Issuer’s Management Bodies	65

5.2.	Members of the Issuer’s Management Bodies	71

5.3.	Amount of Remuneration, Benefits and/or Cost Reimbursement Amounts for Each Management Body of the Issuer	91

5.4.	Organization and Authority of the Auditing Bodies of the Issuer’s Financial and Business Operations	91

5.5.	Members of the Bodies Auditing the Issuer’s Financial and Business Operations	92

5.6.	Amount of Remuneration, Benefits and/or cost Reimbursement Amounts of the Auditing Bodies of the Issuer’s Financial and Business Operations	98

5.7.	Number of Issuer’s Employees, Employee Education and Category Summary Data, and Headcount Changes	99

5.8.	The Issuer’s Obligations to Employees with Respect to Their Potential Participation in the Issuer’s Charter (Share) Capital (Equity Fund)	99

VI.	THE ISSUER’S PARTICIPANTS (SHAREHOLDERS) AND INTERESTED-PARTY TRANSACTIONS	100

6.1.	The Total Number of the Issuer’s Shareholders (Participants)	100

6.2.	The Issuer’s Participants (Shareholders) Owning At Least 5% of Its Charter (Share) Capital (Equity Fund) or At Least 5% of Its Ordinary Shares, and The Participants (Shareholders) of Those Entities Owning At Least 20% of Their Charter (Share) Capital (Equity Fund) or At Least 20% of Their Ordinary Shares	100

6.3.	Portions of the Issuer’s Charter (Share) Capital (Equity Fund) Owned by the State or a Municipal Entity or the Existence of Special Rights (The Golden Share)	101

6.4.	Restrictions Concerning Participation in the Issuer’s Charter (Share) Capital (Equity Fund)	101

6.5.	Changes in the Composition and Participation Interests of The Issuer’s Shareholders (Participants) Holding At Least 5% of Its Charter (Share) Capital (Equity Fund) or At Least 5% of Its Ordinary Shares	101

6.6.	Interested Party Transactions Entered into by the Issuer	104

6.7.	Accounts receivable	104

VII.	THE ISSUER’S ACCOUNTING STATEMENTS AND OTHER FINANCIAL INFORMATION	106

7.1.	The Issuer’s Annual Financial Statements	106

7.2.	The Issuer’s Quarterly Financial Statements for the Latest Complete Reporting Quarter	106

7.3.	The Issuer’s Consolidated Accounting Statements for the Latest Complete Financial Year	106

7.4.	Issuer’s Accounting Policy	106

7.5.	Total Exports and Exports as a Percentage of Total Sales	106

7.6.	Issuer’s Real Estate Value and Material Changes in the Issuer’s Assets Since the Ending Date of the Latest Complete Financial Year	106

7.7.	The Issuer’s Involvement in Judicial Proceedings That May Significantly Affect Its Financial and Business Operations	106

VIII.	ADDITIONAL INFORMATION ABOUT THE ISSUER AND PLACEMENT OF ITS ISSUED SECURITIES	112

8.1.	Additional Information about the Issuer	112

8.1.1.	The Issuer’s Charter (Share) Capital (Equity Fund) Size and Structure	112
8.1.2.	Changes in the Size of the Issuer’s Charter (Share) Capital (Equity Fund)	112
8.1.3.	Formation and Uses of the Issuer’s Reserve Fund and Other Funds	112
8.1.4.	The Procedure for Convening Meetings of the Issuer’s Top Management Body	113
8.1.5.	Business Entities in Which the Issuer Owns At Least 5% of Their Charter (Share) Capital (Equity Fund) or At Least 5% of Their Ordinary Shares	114
8.1.6.	Material Transactions Effected By The Issuer	118
8.1.7.	The Issuer’s Credit Ratings	118

8.2.	The Issuer’s Shares by Category (Class)	119

8.3.	Prior Issues of the Issuer’s Securities Other Than its Shares	122

8.3.1.	Issues of Which All Securities Have Been Redeemed (Cancelled)	122
8.3.2.	Issues of Securities Currently in Circulation	122
8.3.3.	Issues of Securities under Which the Issuer’s Obligations Have Not Been Fulfilled (Default)	122

8.4.	Entity (Entities) that Have Provided Security for Bonds Issued	122

8.5.	Issued Bond Obligation Security Terms	122

8.6.	Organizations that Register the Rights to Securities Issued by the Issuer	122

8.7.	Laws Governing Capital Imports and Exports that May Affect Payment of Dividends, Interest, and Other Amounts Payable to Nonresidents	122

8.8.	Taxation of Income Generated by Securities Placed or Being Placed by the Issuer	122

8.9.	The Declared (Accrued) and Paid Dividends on Issuer’s Shares and Stock Income	124

8.10.	Other Information	125

INTRODUCTION

Full Issuer’s name – Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom”.

Short Issuer’s name – OJSC Rostelecom (hereinafter referred to as “Rostelecom”, or the “Company”) is a legal entity organized under the laws and regulations of the Russian Federation on September 23, 1993.

The Company’s permanent executive body (the Management Board) is located at: 5 Delegatskaya St., Moscow 127091, phone number +7 (499) 972-8283, facsimile number +7 (495) 787-2850, e-mail: info@rostelecom.ru, web site: http://www.rt.ru/icenter/reports/call/.

Rostelecom’s charter capital currently equals 2,428,819.4725 RUR.

Basic information on securities in circulation:

Type and category of securities: registered paperless ordinary shares

The number of issued securities: 728,696,320 shares.

Nominal value of one security issued (RUR): 0.0025

State registration number: 1-01-00124-A as of 09.09.2003.

Type and category of securities: registered paperless preferred shares

The number of issued securities: 242,831,469 shares.

Nominal value of one security issued (RUR): 0.0025

State registration number: 2-01-00124-A as of 09.09.2003.

This quarterly report contains estimates and projections made by the Company’s authorized governing bodies about future events and/or actions, an outlook for the development of the Company’s principal activities, the Company’s performance, including its plans, and the probability of certain events or actions.

Investors should not fully rely on estimates and projections made by the Company’s governing bodies, because the Company’s future actual performance results may differ from the forecasts due to a number of reasons. Purchasing Company securities involves risks described in this Quarterly Report.

I.                             BRIEF INFORMATION ABOUT MEMBERS OF THE ISSUER’S MANAGEMENT BODIES, ITS BANK ACCOUNTS, AUDITORS, APPRAISER, AND FINANCIAL CONSULTANT, AND OTHER SIGNATORIES TO THIS QUARTERLY REPORT

1.1.                Members of the Issuer’s Governing Bodies

The Issuer’s governing bodies are:

•                              the General Meeting of Shareholders,

•                              the Board of Directors,

•                              the Company’s Sole Executive Body - General Director,

•                              the Company’s Collective Executive Body - Management Board

Company’s Board of Directors:

Chairman of the Board of Directors:

Alexandr Nikolaevich Kiselev, 1962

Members of the Board of Directors:

Vladimir Nikolayevich Bobin 1968

Valery Victorovich Degtyarev, 1957

Dmitry Yevgenievich Yerokhin, 1950

Sergey Ivanovich Kuznetsov, 1953

Stanislav Nikolaevich Panchenko, 1945

Irina Mikhailovna Ragozina, 1950

Yelena Petrovna Selvich, 1968

Natalia Alexandrovna Terentieva, 1974

Yevgeny Alexandrovich Chechelnitsky, 1973

Valery Nikolaevich Yashin, 1941

The Company’s Sole Executive Body:

General Director: Dmitry Yevgenievich Yerokhin, 1950

The Company’s Collective Executive Body:

Chairman of the Management Board:

Dmitry Yevgenievich Yerokhin, 1950

The Members of Management Board:

Sergey Lvovich Akopov, 1953

Konstantin Vladimirovich Belyaev, 1968

Andrei Alexeevich Gaiduk, 1973

Dmitry Mikhailovich Gurevich, 1971

Alexander Ivanovich Isaev, 1953

Yevgeny Vladimirovich Gerasimov, 1965

Roman Aleksandrovich Frolov, 1976

Vladimir Konstantinovich Mironov, 1956

Galina Vasilievna Rysakova, 1967

Dmitry Vyacheslavovich Sigalov, 1973

Vladimir Vladimirovich Terekhov, 1958

Andrey Alexeevich Shliapnikov, 1951

1.2.                The Issuer’s Bank Accounts

(Truncated)

1.3.                The Issuer’s Auditor(s)

Name: Limited Liability Company Ernst & Young (LLC Ernst & Young)

Address: 77/1 Sadovnicheskaya nab., Moscow, Russia, 115035

Postal address: 77/1 Sadovnicheskaya nab., Moscow, Russia, 115035

Phone: (495) 705-9700

Fax: (495) 755-9701

E-mail: moscow@ru.ey.com.

Auditor’s License:

License No. E002138

Date of issue: September 30, 2002

Valid till: September 30, 2007

Issuing authority: Ministry of Finance of Russian Federation

The Company prepares no consolidated financial statements in accordance with the Russian Accounting Standards (RAS) as it prepares consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The Company’s consolidated financial statements are audited by LLC Ernst & Young.

In accordance with its Charter, every year the Company retains an auditor that has no proprietary interests with the Company or its shareholders.

No factors affecting the auditor’s independence and no material interests of the auditor and/or its officers with the Company have been detected:

•                              the auditor has no interest in the Company’s share capital;

•                              the Company grants no loans to its auditor;

•                              the Company has no close business relations with its auditor, including participation in the Company’s products (services) promotion, participation in joint business activities etc., aside from retaining the auditor for audit of the Company’s financial statements;

•                              the Company’s officers are not the Auditor’s officers.

As of June 30, 2006, no tenders were held to retain an auditor. The Company held a closed bidding to retain an auditor to audit its financial and accounting statements for the year 2006 that would most fully meet the Company’s requirements for audit service provision.

In conducting the closed bidding, the following requirements were stipulated for audit companies:

•                              The Company’s auditor shall be an entity registered in accordance with Russian legislation;

•                              Auditor shall have a license to carry out audit activities in Russia;

•                              Auditor shall have an accreditation with the US Securities and Exchange Commission;

•                              Auditor shall have experience in audits of telecommunications companies;

•                              Auditor shall have appropriate resources to perform the work within specified time-limits;

•                              Auditor shall have specialists within its auditing team that hold international certificates in the field of business accounting and finance (ACCA, CPA, CISA etc.).

Besides, the Company set additional requirements regarding the scope of services of audit companies and the time-limits for provision of such services.

Based on the proposals of the audit companies and the results of the closed bidding as well as the opinion of the Audit Committee, the Board of Directors of OJSC Rostelecom, proposed to the General Meeting of Shareholders upon results of 2005 to approve LLC Ernst & Young as the independent auditor of the Company for 2006.

LLC Ernst & Young was approved as the Company’s auditor for 2006 by the General Meeting of Shareholders on June 24, 2006. The amount of services is to be determined by the Company’s Board of Directors. Taking into account the opinion of the Audit Committee the Board of Directors is to determine a fixed amount of the auditor’s compensation on the basis of hourly rates of auditors and actual time spent to perform the audit by the auditor’s staff.

CJSC Ernst & Young Vneshaudit audited the Company’s financial statements prepared in accordance with RAS for 2002, 2003 and 2004 fiscal years. LLC Ernst & Young audited the Company’s financial statements prepared in accordance with RAS for 2005 fiscal year.

No special audit assignments were performed from 2002 up to the present. There are no deferred or overdue payments for the auditor’s services.

1.4.                The Issuer’s Appraiser

No appraiser(s) was(were) retained by the Company during the reporting period.

1.5.                The Issuer’s Consultants

No financial consultants on securities market were retained by the Company to advise it on securities offerings.

1.6.                Other Signatories to this Quarterly Report

There are no any signatories to this Quarterly Report.

II.                         THE ISSUER’S FINANCIAL AND ECONOMIC FUNDAMENTALS

2.1.                The Issuer’s Financial and Economic Indicators

Indicator	As of June 30, 2006	As of June 30, 2005
Net assets value, thousand rubles	39,896,391	36,017,860
Liabilities to capital and reserves ratio, %	47	37
Short-term liabilities to capital and reserves ratio, %	30	28
Debt service coverage, %	7	23
Overdue debt level, %	0.0	0.0
Receivables turnover, times	5.54	3.10
Dividend share in profits, %	32.4	16.4
Labor productivity, thousand rubles/employee.	1 260	801
Depreciation to revenues ratio, %	5.4	6.5

The analysis of dynamics of the given indicators for the 2nd quarter of 2006 (compared to the 2nd quarter of 2005):

Net assets value increased by 3,878,531 thousand rubles (13%), owing to the following reasons:

•                              Increase in the Company’s assets by 9,029,430 thousand rubles (21%);

•                              Increase in liabilities by 5,150,899 thousand rubles (28%).

Liabilities to capital and reserve ratio increased by 10%, owing to the following reasons:

•                              Increase in capital and reserves by 3,906,828 thousand rubles (11%);

•                              Increase in liabilities by 5,150,899 thousand rubles (39%).

Short-term liabilities to capital and reserves ratio increased by 2%, owing to the following reasons:

•                              Increase in capital and reserves by 3,906,828 thousand rubles (11%);

•                              Increase in short-term liabilities (excluding future periods’ profits) by 2,071,581 thousand rubles (21%).

Debt service ratio reduced by 13%, owing to the following reasons:

•                              Decrease in funds/assets for debt service coverage by 2,710,668 thousand rubles (-46%);

•                              Increase in liabilities payable by 33,243,154 thousand rubles (317%).

Overdue debt level remained unchanged.

Receivables turnover grew up by 97% owing to:

•                              Increase in revenues by 9,208,516 thousand rubles (47%);

•                              Increase in receivables by 2,653,795 thousand rubles (42%).

Dividend share in profits increased by 16%, owing to the following reasons:

•                              Increase in dividends on ordinary shares by 74,618 thousand rubles (7%);

•                              Increase in dividends on preferred shares by 180,667 thousand rubles (25%).

Labor productivity increased by 66%, owing to the following reasons:

•                              Decrease in the average payroll number of employees of the Company by 1,538 people (-6%);

•                              Increase in revenues by 9,208,516 thousand rubles (47%).

Depreciation to revenues reduced by 0.9%, owing to the following reasons:

•                              Increase in depreciation accrued by 289,384 thousand rubles (23%);

•                              Increase in revenues by 9,208,516 thousand rubles (47%).

The indicators calculation methodology:

Indicator	Calculation Method
Net assets value, thousand rubles	In accordance with the procedure set by the Russian Federation Ministry of Finance and the Federal Commission for the Securities Market for joint stock companies
Liabilities to capital and reserves ratio, %	(End-of-period long-term liabilities + end-of-period short-term liabilities (excluding revenues of future periods)) / (End-of-period capital and reserves) x 100
Short-term liabilities to capital and reserves ratio, %	(End-of-period short-term liabilities (excluding revenues of future periods)) / (end-of-period capital and reserves) x100
Debt service coverage, %	(Accounting period net profit + depreciation for the accounting period – Dividends) / (Liabilities payable (paid) during the accounting period + interest payable (paid) during the accounting period)
Overdue debt level, %	(End-of-period debt overdue) / (End-of-period long-term liabilities + end-of-period short-term liabilities (excluding revenues of future periods)) x 100
Receivables turnover, times	(Revenues) / (end-of-period receivables of buyers and clients – end-of-period contributions payable by the Participants (Founders) to the Company’s share capital)
Dividend share in profits, %	(End-of-year dividends on ordinary shares) / (end-of-year net profit – end-of-year dividend on preferred shares) x 100
Labor productivity, thousand rubles/employee	(Revenues) / (Average payroll number of employees (workers))
Depreciation to revenues ratio, %	(Depreciation deductions) / (Revenues) x 100

2.2.                The Issuer’s Market Capitalization

Since the Company’s shares are listed in the Russian Trading System as Level I securities, the Company’s market capitalization is calculated on the basis of the data provided by the organizer of security trading.

Thus, the Company’s market capitalization during the past five years is as follows:

2001 – 742,787,712 U.S. dollars

2002 – 1,092,047,502 U.S. dollars

2003 – 1,802,978,074 U.S. dollars

2004 – 1,783,517,685 U.S. dollars

2005 – 2,092,737,214 U.S. dollars

2nd quarter 2006 – 3,132,549,198 U.S. dollars

2.3.                The Issuer’s Liabilities

2.3.1.                  Accounts Payable

As of June 31, 2006
Total accounts payable, thousand rubles	17,894,759
including overdue, thousand rubles	—

Structure of Accounts Payable as of June 30, 2006:

	Time of incurring
Type of accounts payable	To 1 year	Over 1 year
Accounts payable to suppliers and contractors, thousand rubles	7,557,299	—
including overdue, thousand rubles	—	X
Accounts payable to organization’s personnel, thousand rubles	349,279
including overdue, thousand rubles	—	X
Accounts payable to the budget and state non-budget funds, thousand rubles	237,416	—
including overdue, thousand rubles	—	X
Credits, thousand rubles	176,553	2,968,758
including overdue, thousand rubles	—	X
Loans, total, thousand rubles	1,091,918	2,311,018
including overdue, thousand rubles	—	X
including bonded loans, thousand rubles	—	—
including overdue bonded loans, thousand rubles	—	X
Other accounts payable, thousand rubles	3,004,717	1,289,327
including overdue, thousand rubles	—	X
Total, thousand rubles	11,325,656	6,569,103
including overdue, thousand rubles	—	X

Creditors accounting for at least 10% of the Company’s total payables (1,789,476 thousand rubles) as of June 30, 2006:

Full name: Closed Joint Stock Company Westelcom

Abbreviated name: CJSC Westelcom

Amount payable: 2,389,512 thousand rubles.

Payables overdue: none as of June 30, 2006.

The Company’s interest in Westelcom’s charter capital: 100.00%

The Company’s interest in Westelcom’s ordinary shares: 100.00%

Westelcom’s interest in the Company’s charter capital: 0.00%.

Westelcom’s interest in the Company’s ordinary shares: 0.00%.

Full name: The Bank for Foreign Economic Affairs of the USSR

Abbreviated name: Vnesheconombank

Amount payable: 2,707,89012 thousand rubles.

Payables overdue: none as of June 30, 2006.

The Company’s interest in Vnesheconombank’s charter capital: 100.00%

The Company’s interest in Vnesheconombank’s ordinary shares: 100.00%

Vnesheconombank’s interest in the Company’s charter capital: 0.00%.

Vnesheconombank’s interest in the Company’s ordinary shares: 0.00%.

2.3.2.                  The Issuer’s Credit History

Shown below are the Company’s liabilities with respect to Agreements in force as of the end of the 2nd quarter of 2006, and earlier, with the principal thereunder accounting for at least five percent of total assets of the Company as of the end of the reporting quarter preceding the date of the relevant Agreement:

Liabilities	Creditor (lender)	Amount of principal	Repayment date	Overdue payments of principal and/or interest, days overdue
Reporting date: December 31, 2001
Loan	Vnesheconombank	2,707 million rubles	16.09.2003	—
Reporting date: December 31, 2002
Loan	Vnesheconombank	3,101 million rubles	16.09.2003	—
Reporting date: December 31, 2003
Bills issued	OJSC Alfa-Bank»	2,560 million rubles	16.09.2006	—
Reporting date: December 31, 2004
Loan	OJSC RTC-Leasing	2,311 million rubles	30.09.2038	—
Reporting date: December 31, 2005
Loan	OJSC RTC-Leasing	2,311 million rubles	30.09.2038	—
Loan	Vnesheconombank and Credit Suisse First Boston	2,878 million rubles	28.12.2012	—
Reporting date: June 30, 2006
Loan	OJSC RTC-Leasing	2,311 million rubles.	30.09.2038	—
Loan	Vnesheconombank and Credit Suisse First Boston	2,834 million rubles	28.12.2012	—

2.3.3.                  The Issuer’s Liabilities Resulting from Security Issued to Third Parties

The Company provided no security to the third parties during the reporting quarter.

The Company has no other liabilities resulting from any security provided to third parties, including pledge and guarantee agreements, over the reporting quarter.

2.3.4.                  Other Liabilities of the Issuer

As of June 30, 2006, the Company entered in no agreements and had no other liabilities not reflected in the Company’s RAS financial statements that may significantly affect the Company’s financial position, its liquidity, sources of financing and conditions of its use, results of activities and expenses.

2.4.                The Purposes and Use of Proceeds from Issuance of Securities Issues

In the fiscal quarter OJSC Rostelecom made no securities placements and obtained no money or receivables resulted from such placements.

2.5.                Risks Associated With the Purchase of Placed Issue Securities (Securities Being Placed)

Economic risks and risks of the Company’s economic activity are related to the stability of the world economy, the country’s economic situation, and Russian state economic reforms. Risks of liquidity, financial independence, dependence on equipment suppliers, and infrastructure depreciation are managed by means of detailed analysis of the Company’s financial economic activity, through property insurance and supplier selection tenders.

2.5.1.                  Industry Risks

There is a possibility that the Company may be unable to maintain its leading position in Russia’s long-distance and international telecommunications market due to the liberalization, the increasingly tough competition and rapid changes in technology.

The RF Government resolution No. 310 dated May 18, 2005, approved the Regulation for Provision of Local, Intra-regional, Domestic and International Long-Distance telephone services, which became effective from January 01, 2005, under the Russian Government resolution No. 408 dated June 30, 2005. The enactment of these Regulations will exert a significant influence on the status of the telecommunications RF market and conditions of communications operators’ interaction, including the Company. To evaluate at present the consequences of similar changes does not seem possible.

Apart from the Company, several other operators in Russia have their own primary network infrastructure for long-distance and international traffic transit and since the beginning of 2006 have been providing long-distance telecommunications services as the Company’s competitors. The role of alternative operators is particularly noticeable in the more profitable segments of the market (e.g. corporate clients). Alternative operators have an opportunity to pursue more flexible tariff policy compared to traditional operators. Therefore, reduction of traffic through the Company’s networks and a lowering tendency of rates due to the increasing competition may significantly affect the Company’s performance.

According to the Regulation for Interconnection and Interaction of Telecommunications Networks, approved by the RF Government on March 28, 2005 (effective since January 01, 2006) to render long-distance telecommunications services an operator have to ensure its presence in all regions of Russia and obtain appropriate license. At present more than 24 operators have obtained licenses by the Federal Communications Control Service that grant them to render long-distance telecommunications services in Russia. However an operator that obtained such license may not start providing domestic and international long-distance telecommunications services until it complies with all the license requirements. As of the end of the 2nd quarter of 2006, besides the Company OJSC Interregional TransitTelecom renders domestic and international long-distance telecommunications services in compliance with new licensing requirements. The administration practice of the approved Regulation for Interconnection and Interaction of Telecommunications Networks will form in the near future, therefore currently it is somewhat difficult to predict the effect of the new Regulation on the results of the Company’s activities.

Under the new scheme of interaction with operators and subscribers effective since January 1, 2006, the Company faces the risks associated with the functional capabilities of information and billing systems of Svyazinvest IRCs and other intra-regional and local operators. Pursuant to agreements between the Company and Svyazinvest IRCs and other intra-regional and local operators, a substantial portion of the recording functions required by OJSC Rostelecom to prepare management and financial reports will be performed by Contracted Service Providers. Thus, from January 1, 2006, the Company could be subject to material risks associated with verification and calculation of volumes of long-distance services rendered (in price and unit terms), invoicing, customer service to end users, and recognition of revenue from the provision of long-distance services. These risks arise mainly from the lack of uniformity in existing billing systems used by Svyazinvest IRCs and other intra-regional and local operators (including vis-a-vis different branches of the same operator).

OJSC Rostelecom is therefore unable to confirm that Contracted Service Providers will be able to provide the Company with timely and accurate consolidated reporting data to the full extent necessary.

The Company’s existing business model does not provide for a distributed regional sales and customer service network. OJSC Rostelecom will therefore outsource newly required operating functions such as signing contracts with end-users to Contracted Service Providers. However, the risk exists that not all necessary work related to the signing of contracts with end users will be completed within the allotted timeframe.

The Company’s activities are currently regulated by the Federal Tariff Service (“FST”) in accordance with the Federal Law on Natural Monopolies, which sets out a legal framework for state regulation of the activities of telecommunications service providers and provides measures for state control over rates for end users and other aspects of their activity.

Under the Federal Law on Communications inter-operator settlement rates (including rates for call origination, termination, and transit) for operators occupying a significant position in the public communications network (“significant operators”) are regulated by the Federal Communications Control Service (“Rossvyaznadzor”). At the same time the amount of the compensation surcharge for “significant operators” is subject to state regulation by the FST.

Such multilevel regulation of receipts and expenditures of the Company may lead both to low market capacity of the Company’s tariffs compared to potential competitors’ tariffs, which are not regulated by the government authorities, and to decrease in the Company’s profitability.

The Company complies with the requirements for licensing, competition, frequency allocation and use and other regulations of economic activities related with public rendering of telecommunications services. Changes in legislation regulating the telecommunications industry as well as other decisions made by regulatory authorities applicable to the Company’s and its competitors’ operations may significantly affect the results of the Company’s business activities.

2.5.2.                  Country and Regional Risks

This section describes the risks that according to leading world and Russian independent agencies, experts, analysts and economists may exert significant influence entrepreneurial activities of individuals and companies within the territory of the Russian Federation as consequence of current political, social and economic conditions and in case that current or future operating conditions change in Russia.

Changes and uncertainty in the Russian political and social spheres can produce a negative effect on the Company’s business. Since the beginning of 90-s, Russia has been undergoing a substantial political transformation from a centrally controlled command economy under Communist rule to a pluralist market-oriented democracy. Many changes were undertaken during these years but there is still no assurance that the political and economic reforms necessary to complete such a transformation will continue to be or will be successful.

Disagreements among federal, regional and local authorities as well as other conflicts resulted in uncertain operating environment may limit the Company’s long-term planning ability and hinder investment in Russia, thus negatively affect the value of the Company’s shares. In addition, ethnic, religious and other social differences periodically give rise to tensions and, in some cases, armed conflicts.

Besides that there is no certainty that implementation of the declared objective of the administrative reform – separation of law making and law enforcement functions through the creation of the above federal bodies will be a success. The more complex structure of control over the telecommunications industry, including the greater number of bodies authorized to regulate the communications market, may complicate the normal functioning of the newly created bodies, and in the long-term outlook may lead to complicated interaction between the telecommunications market participants and public authorities.

There is still high probability that the decisions of the governmental authorities are made in line of the current political situation, including decisions made by judicial authorities that not always can be considered as predictable or unprejudiced. Such situation may reduce the probability to succeed exercising or protecting the Company’s rights and interests. Besides that administrative pressure, low level of competence and reliability of regional authorities, instability of state agencies may have negative effect on resolving of issues important for the Company.

Over the past years considerable steps have been taken to reform banking sector, however, a period of banking instability occurred in 2004 that resulted in liquidation of several banks, deposits outflow, and a fast growth of interest rates. These events confirmed that there is a certain probability of crisis in the banking system, that may also entail difficulties in cases when the Company makes or collects payments, failure to return deposits or pay off deposit certificates (deposit risk) and failure by companies to pay off debts.

The Company’s plans and strategies may be adversely affected by the failure of the Russian Government and its agencies to provide reliable official statistics. Official statistics and data published by Russia’s federal, regional, and local authorities are much less reliable than those available in Western countries, and no guarantees are provided as to reliability of the sources or information in Russia. The lack of reliable statistics on major trends in the Russian economy may adversely affect the Company’s long-term planning and implementation of its investment plans.

2.5.3.                  Financial risks

Financial risks represent an objective effect of functioning of any company in Russia and worldwide, although some risk characteristics are determined by personal management decisions. The main evaluation criterion, i.e. the risk level, is a subjective one.

In our opinion, the Company is exposed to the following financial risks (the following represents a list of risks the Company is likely to be exposed to in the present economic circumstances):

Inflation Risk

The inflation risk reflects the probability of devaluation of capital and revenues in respect of money purchasing power reduction at a greater rate than their growth due to inflationary devaluation of money.

Recent years the inflation rate has had a tendency for decreasing. Thus in 2001 year the inflation rate amounted to 18.6%, in 2002 – 15.1%, in 2003 – 12%, in 2004 – 11.7%, in 2005 – 10.9%. Upon results of the 2nd quarter of 2006 the inflation rate amounted to 6.2%

However, taking into account the key world economic indicators and tendencies as well as Russian political and economic factors the stability of Russian economy and absence of inflation processes could hardly be predicated with the high level of confidence.

The major part of revenues and expenses of the Company is nominated in Russian rubles (RUR), so inflation can affect the expected returns of the Company as a result of decreasing purchasing power of money.

In order to minimize the inflation risk the returns on the Company’s investments should exceed the expected rate of inflation.

Exchange Rate Risk

As the Company is engaged in foreign economic activities, some of its assets (e.g. accounts receivable from international telecommunications operators) and liabilities (e.g. accounts payable to international telecommunications operators and other organizations as well as the major part of credit commitments) are denominated in foreign currencies.

The Company may therefore be exposed to the exchange rate risk representing a possibility of losses on exchange rate fluctuations.

Should foreign currencies appreciate against the Ruble, the Company will incur extra losses when redeeming its liabilities. At present the Company does not use any derivatives to hedge the exchange rate risk.

The Federal Law of the Russian Federation “On Currency Regulation and Currency Control” effective since summer 2004 provides restrictions for a number of currency operations using special accounts, and a requirement of money depositing in amount of 20-100% for the period from 2 months to 1 year accordingly to the type of capital flow operation. The more liberal regulations of named low will adopt only in 2007 year. To assess in full measure the legislation changes consequences can be hardly at present.

Liquidity Risk

Liquidity risk is an inability of the Company to redeem its liabilities and the occasion of possible losses from decreasing quality and disposal value of assets (decreasing of assets liquidity).

In March of 2006 the international rating agency Standard and Poor’s upgraded the credit rating of the Company from B+ to BB- with stable outlook.

S&P commented in its report that the change in rating reflects the Company’s strengthened financial profile with strong operations and minimal debt levels.

Stable operating performance of OJSC Rostelecom combined with management’s focus on tightening cost control and the Company’s sound profitability were positively assessed by S&P. Continual deleveraging and stable positive free cash flow generation support Rostelecom’s strong liquidity position.

At present, by Standard & Poor’s estimate OJSC Rostelecom has achieved a stable liquidity position regarding a low debt level and substantial cash balances due to positive cash flows from the Company’s major activity.

However the liquidity risk is closely related to other types of financial risks, negative influence of which may decrease the Company’s solvency.

Credit risk

The credit risk arises when service consumers and other counterparties of the Company cannot meet their liabilities in the full measure as of the exact date or on any other.

Although the Company has an efficient system of accounts collecting this type of risk can affect it. In past years and now the Company may not avoid the payment delays of some non-profit state organizations, state ministries, state departments and some international operators.

Besides, the Company allocates available cash assets into bank deposits, promissory notes and other financial instruments. The banking sector in Russia becomes stable and expanses actively, but still there is a probability of default on bank deposits, certificates of deposit and issued debt instruments.

Interest rate risk

Interest rate risk arises from an unexpected probability of interest rate fluctuations at the financial and money markets (deposit interest rates, credit interest rates, securities interest rates). In addition to inflation factor the risk of interest rate change is determined by financial market conditions, available money supply and other factors.

Interest rate risk may affect the Company’s credit policy, short-term financial investments and other financial operations.

Tax risk

The Company faces tax risks as the tax system in Russia is still forming and developing, e.g. continuing amendments of tax legislation, lack of guidelines for application of such amendments and new regulations that can affect the Company’s activities and future revenues.

This type of financial risk is related to the uncertainty of new tax regulations, tax rate increasing, base of tax assessment widening, existing tax benefits abolition, changes in tax repayment scheme.

Tax risk may have a material effect on the financial solvency and business results of the Company.

In October of 2005 Specialized Interregional Inspection of the Federal Taxation Service of Russia began a complex tax audit of the Company for 2002-2003. Upon its results the Interregional Inspection of the Federal Taxation Service claimed the Company taxes payable in amount of 3,474 million rubles, including additional taxes in amount of 2,181 million rubles and fines and forfeits in amount of 1,293 million rubles. The Company’s management believes that the Company’s taxes for the relevant periods were paid over in the proper way and are fully reflected in the Company financial statements. On June 16, 2006 OJSC Rostelecom filed an application to the Arbitrazh Court of the city of Moscow to declare invalid the Decision No. 5 on tax liability, brought by the Interregional Inspectorate No. 7 of the Federal Taxation Service of Russia on June 09, 2006, with respect of additional taxes, fines and forfeits in total amount of 3,474 million rubles to be paid by the Company. By the decision of the court dated June 16, 2006 the case was scheduled for closed court hearings on July 18, 2006. No contingent liabilities upon results of the tax audit were reflected in the Company’s financial statements.

2.5.4.                  Legal Risks

Risks associated with Russia’s legal system include: (1) potential dependence of the judiciary on various economic, and political factors; (2) inconsistencies of legislation and regulations of executive agencies and local self-government bodies; (3) the lack of well-developed judicial practices in implementing certain laws and in application thereof by executive agencies; (4) inconsistency in judges’ interpretation of new legal rules; (5) unpredictability regarding enforcement of foreign judgments and arbitral awards.

Russian laws governing issues of ownership, corporate governance, and supervision of Russian companies’ operations are relatively recent, and their consistent implementation practices are yet to be developed by various courts.

Besides, important amendments to a number of major Russian laws have been made and taken effect very recently, including those on taxes and levies, currency control, labor relations, state registration of legal entities, currency regulation, administrative offenses, bankruptcy, allocation of government property, and licensing. Many Russian laws have been in effect for a relatively short time, no consensus exists about the scope, content, and pace of economic and political reforms, and Russia’s legal system is rapidly developing, sometimes at variance with the market development trends, – all these factors may lead to uncertainties, inconsistencies, and adoption of laws and regulations not founded on a sound constitutional or legislative basis, which, in the long run, would heighten investment risks. All these issues may affect the Company’s ability to exercise its rights and to protect itself from third-party claims.

Quite commonly, Russian laws just define the general principles, providing no implementation mechanism, while government agencies have broad powers in interpreting laws. This leads to unpredictable applications of laws, and there is a possibility that no real remedies against such applications exist. But some violations of Russian legislation, especially currency control legislation, may entail heavy penalties and negative consequences. All these factors make recovery of damages in several categories of cases difficult to predict. Besides, judgments are not always properly enforced. The judicial reform currently under way, including the adoption of the 2002 Arbitrazh Procedural Code and the 2002 Civil Procedural Code, envisages a more practical approach in handling certain matters, but that approach also gives rise to new issues, resulting, in particular, from the fact that judgments rendered by arbitrazh and general jurisdiction courts may contradict decisions rendered by the Constitutional Court of the Russian Federation regarding validity of regulations adopted by government agencies.

The enactment of the new version of the Federal Law on Licensing Certain Activities, which became effective in 2002 (last changes were as of December 31, 2005), and ensuing subordinate acts concerning licensing of certain activities (other than telecommunications), greatly complicated the licensing procedures for water management and dangerous waste disposal for the Company. These uncertainties and licensing authorities’ inconsistent behavior in this sphere may adversely impact the Company’s ability to extend or obtain licenses for activities covered by the licensing law in a timely manner. The lack of judicial practices in implementing the new licensing law leads to uncertainties regarding the outcomes of the Company’s complaints against licensing bodies’ unlawful actions.

At present in accordance with the decree of Russian Government No. 318 dated June 30, 2004, the Federal Communications Control Service was granted with the function of licensing in telecommunication sector. On February 18, 2005, by the decree No. 87 the Russian Government set the list of licensed telecommunications services and the lists of requirements to comply providing the relevant services. As a result the licensing procedure was facilitated, but at the same time operators will be able to render services in accordance with these licenses only after complying with the specified technical requirements.

Uncertainties regarding interpretation of Russia’s new tax legislation by tax authorities and courts complicates tax planning and may expose the Company to penalties, despite its conscientious efforts to comply with that law. At present, however, a reform is under way to improve and simplify Russia’s tax system and to reduce the tax burden. The reform is intended to codify the tax laws in the form of a Tax Code and to continue amending the tax laws. The ambiguity of new tax laws and the absence of established implementation practices may lead to different interpretations of the laws by the Company and tax authorities and expose the Company to penalties, regardless of its commitment to comply with the tax laws.

The ambiguity of some new Russian laws on securities and corporations may lead to heavy penalties and repression, despite companies’ commitment to comply with the law. Disclosure and reporting requirements, fraud control, insider trading restrictions and fiduciary duty are relatively new to Russia and not known to many Russian companies and executives. Although some important areas of business are not really supervised, some other areas of Russian companies’ activities are subject to regulation, and this may cause delays in issuing securities and gaining access to capital markets. The Company’s shareholders may be exposed to risks resulting from the lack of effective government supervision of share registrars.

At present the control and supervision functions on securities market activities of former Federal Commission for the Securities Market (FCSM) were transferred to the newly established Federal Service for the Financial Markets (FSFM), which has wider-ranging power than the FCSM. In compliance with the Statement on FSFM it’s authorized to adopt normative legal acts in relevant sector.

Ownership of paperless shares of Russian joint-stock companies is created by registration in a share register and is certified by an extract from this register. The Russian Federation Federal Commission for the Securities Market has issued directives on registrar licensing and operating regulations. But in practice, those directives and regulations are not strictly followed, or, conversely, registrars use their powers to enforce requirements of their own. However, failure to comply with those directives and regulations might deprive a registrar of the license by FCSM, and as a result, the shares of the relevant company will stop being traded in all the stock exchanges. As FCSM was abolished, there is no certain in regulation methods of the abovementioned issues, but it is clear it will be a function of FSFM. However, in the absence of a centralized and closely regulated share registration system in Russia, share transactions may be registered in an incorrect or inaccurate manner and share registration records may be lost through fraud, neglect, or manifest error on the part of the registrar.

It must also be noted that as of today there is a lack of implementation practice of new industry regulations, primarily that of the enabling regulatory acts approved to support the implementation of the Federal Law On Telecommunications, which makes it difficult to assess the potential impact of that regulations on the Company’s future activities.

2.5.5.                  Risks Related to the Issuer’s Operations

According to the Regulation for Interconnection and Interaction of Telecommunications Networks, approved by the RF Government on March 28, 2005 (effective since January 01, 2006) to render long-distance telecommunication services an operator has to ensure its presence in all regions of Russia and obtain appropriate license. At present more than 24 operators have obtained licenses by the Federal Communications Control Service that grant them to render long-distance telecommunications services in Russia. However an operator that obtained such license may not start providing domestic and international long-distance telecommunication services until it complies with all the license requirements. Early in 2006 one of the operators – OJSC Interregional TransitTelecom – began to render domestic and international long-distance telecommunications services.

The administration practice of the approved Regulation for Interconnection and Interaction of Telecommunications Networks will form in the near future, therefore as of now it is somewhat difficult to predict the effect of their adoption on the results of Company activities.

Under the new scheme of interaction with operators and subscribers effective since January 1, 2006, to the Company faces the risks associated with the functional capabilities of information and billing systems of Svyazinvest IRCs and other intra-regional and local operators. Pursuant to agreements between the Company and other intra-regional and local operators, a substantial portion of the recording functions required by OJSC Rostelecom to prepare management and financial reports will be performed by Contracted Service Providers. Thus, from January 1, 2006, the Company could be subject to material risks associated with verification and calculation of volumes of long-distance services rendered (in price and unit terms), invoicing, customer service to end users, and recognition of revenue from the provision of long-distance services. These risks arise mainly from the lack of uniformity in existing billing systems used by Svyazinvest

IRCs and other intra-regional and local operators (including vis-a-vis different branches of the same operator).

OJSC Rostelecom is therefore unable to confirm that Contracted Service Providers will be able to provide the Company with timely and accurate consolidated reporting data to the full extent necessary.

The Company’s existing business model does not provide for a distributed regional sales and customer service network. OJSC Rostelecom will therefore outsource newly required operating functions such as signing contracts with end-users to Contracted Service Providers. However, the risk exists that not all necessary work related to the signing of contracts with end users will be completed within the allotted timeframe.

However, outsourcing does not provide for direct interaction with end-users of long-distance and international telecommunications services. This may cause risks associated with use of different standards of clients servicing, limited access to information about clients, and proceeding types of collecting receivables that differ from those implemented by the Company. All this may subsequently detract from reputation and business of the Company.

The Company expects a rapid growth of market demand for certain services recently introduced or being developed by it. If market demand for services does not increase as rapidly as expected or tariffs for such services reduce, the Company’s ability to further grow its income may be limited. Also, if the Company does not develop and market these services, it may fail to benefit from the increased demand for them.

The Company is exposed to risks in collecting receivables, for it has faced and continues to face considerable delays in receiving payments from some organizations and government authorities and from some international operators. The Company’s receivables level may increase if effectiveness of the Company’s collecting measures decreases.

The Company’s operations depend on timely availability of equipment, repair parts, after-sales service and repair support. At present, the Company equipment and repair parts from Siemens AG, NEC Corporation, Alcatel, Fujitsu Ltd., Huawei Technologies Co., Ltd. and Ericsson Nikola Tesla. The Company’s operations would be impaired if it were unable to receive equipment components or equipment required on a regular basis from its existing or alternative suppliers, or if the relevant prices increased significantly. The same risks can arise in case of failure in after-sales service or repair support.

The Company, its principal shareholders, and affiliates are involved in transactions with each other and are likely to conduct such transactions in the future as well. This may lead to conflicts of interest among the Company, its affiliates and principal shareholders or their affiliates.

Although the Company possesses equipment to provide backup capacity to cover operating failures, its telecommunications network is still exposed to a number of risks, some of which are beyond the Company’s control, namely:

•                                damage of equipment that may be caused by a fire;

•                                electricity supply interruptions;

•                                acts of God, and

•                                military operations and acts of terrorism.

Any failure of the Company’s telecommunications network or other systems or hardware causing a major interruption in operation, may lead to considerable adverse consequences for the Company’s operations, financial condition and performance. The Company’s performance also depends on its ability to integrate new technology and processes into the existing communications network, which may increase the risk of system failures and network loads. Lengthy or major system failures and access or Company’s interconnection problems that clients may encounter would damage the Company’s reputation, reduce the number of clients and decrease profits and lead to financial losses.

The Company’s operations would be considerably impaired if it lost some of its key managers and specialists. The Company depends on its top executives to implement its strategies and direct current operations. Besides, top executives’ personal connections and relationships are important for the Company’s overall business performance. There can be no guarantees that the executives will stay with the Company. Although the Company believes that, if necessary, it could replace any high-profile employees, but losing such key figures could impair the Company’s operations, financial condition, and performance.

At present, the Company appears to be a party in the number of court hearings concerned with its current operations and undesirable decision risk of which doesn’t exceed the usual for such activities.

III.                     DETAILED INFORMATION ON THE ISSUER

3.1.                The Issuer’s Establishment and Development

3.1.1.                  The Issuer’s Corporate Name

Previous name:

Full name: Joint-Stock Company Open-Type Long-Distance and International Telecommunications “Rostelecom”

Abbreviated name: OTJSC Rostelecom

Validity period: from September 23, 1993 to August 26, 1997

Current name:

Full name: Open Joint-Stock Company Long-Distance and International Telecommunications “Rostelecom”

Abbreviated name: OJSC Rostelecom

Validity period: from August 26, 1997 till present

Grounds for change: bringing of founding documents of the Company in conformity with changes in the legislation on joint-stock companies.

The Company owns trademark and/or service mark certificate No. 125190, covering the following products and/or services:

class 35 – export and import operations;

class 36 – real property leasing, intermediary services, capital investment, financing, lending operations;

class 37 – construction and repair operations;

class 38 – communications.

Country: Russian Federation.

The trademark was registered with the State Register of Trademarks and Service Marks on April 10, 1995 (certificate No125190).

The validity period of the certificate was extended till March 15, 2014.

Following the acquisition of OJSC MMT, the Company acquired an exclusive certificate for using its trademark (service mark): class 38 activities – domestic and international long-distance telephone communications.

Registered with the USSR State Register of Trademarks on March 6, 1985.

Notification of April 21, 2004 No. 42/10-spr-31236 the validity period of the trademark (certificate #77120) was extended till October 29, 2014.

3.1.2.                  State Registration of the Issuer

Date of state registration: 23.09.1993

State registration certificate number: 021.833

State registering body: State institution The Moscow Registration Chamber.

The primary state registration number of legal person: 1027700198767.

Date of registration: 09.09.2002

Name of registering body: Russia’s Ministry of Taxes and Levies, Moscow Department.

3.1.3.                  Issuer’s Establishment and Development

The Company carries out its operation activities since the date of state registration on September 23, 1993, till present. The Company was established for an uncertain period of operation.

Until 1990, provision of communications services was the responsibility of the USSR Ministry of Communications. In June 1990, the USSR Ministry of Communications set up Sovtelecom, a state-owned joint-stock company that was granted the right to operate the telecommunications network of the USSR. Sovtelecom was registered by the Moscow City Council on September 19, 1990, in accordance with the USSR Law on Enterprises in the USSR. Following the Soviet Union’s collapse in December 1991, the composition of Sovtelecom’s shareholders changed. On February 24, 1992, the Company was re-registered as Joint Stock Company of Closed Type Intertelecom. Intertelecom became Russia’s telecommunications operator and the owner of all the telecommunications operator assets in the Russian Federation.

On December 22, 1992, the Government of the Russian Federation (hereinafter, the Russian Government, or the Government) issued a Resolution on Privatization of Communications Enterprises (Resolution No. 1003), launching the privatization of Russia’s communications sector. The guidelines for the privatization of Russia’s long-distance and international communications operators were set forth in Order No. 1302-r of the Russian Federation State Committee for State Property Management (hereinafter “GKI”) dated December 30, 1992 (hereinafter, “Order No. 1302-r”). In accordance with Order No. 1302-r, Russia’s state long-distance and international communications enterprises were pooled into a single state enterprise, State Enterprise Rostelecom. Order No. 1302-r also provided for that enterprise to be privatized and reorganized into a joint-stock company for an unlimited period of time and for telecommunications assets that were the state-owned share of Intertelecom’s charter capital to be contributed to the charter capital of the Joint Stock Company of the Open Type Rostelecom.  Moreover, Order No. 1302-r specified that the controlling interest in Rostelecom would be retained by the GKI for three years. The three-year period was extended in September 1996. The extension expired in April 1997.

The state registration of the Joint Stock Company of Open Type Rostelecom was effected on September 23, 1993, in accordance with GKI Order No. 1507-r dated August 27, 1993 (hereinafter, the Privatization Order). The Privatization Order approved the Rostelecom privatization plan and asset valuation certificate. According to the Privatization Order, the GKI retained Rostelecom’s ordinary shares totaling 38% of its charter capital (consisting of the total par value of all its ordinary and preferred shared placed), corresponding to 51% of its voting shares. About 22.9% of the Company’s charter capital (including Class B preferred shares convertible to ordinary shares at the time of selling) was sold at public voucher and cash auctions held in April and July 1994, from July to September 1995, and in January 1996.

In 1993-1994, another 14.1% of Rostelecom’s charter capital was sold to Rostelecom employees and executives in a private offering following the procedure provided for under the Regulations for a Private Offering of Shares in the Course of Rostelecom’s Privatization, which was approved by a meeting of SE Rostelecom employee representatives on September 20, 1993 (hereinafter, the Private Offering Regulations). The allocation of Rostelecom’s shares among its employees and executives set forth in the Private Offering Regulations was in line with the fundamental principles of the then effective privatization laws, the 1992 Russian Federation State Program for Privatizing State-Owned and Municipal Enterprises in the Russian Federation (hereinafter, the 1992 Program) and the Regulations for Private Offerings of Shares in the Course of Privatization of State-Owned and Municipal Enterprises, as approved by Russian Federation State Committee for State Property Management Order No. 308-r dated July 27, 1992 (hereinafter, Order No. 308-r).

In connection with the results of the voucher auction in April 1994, the Russian Federal Property Fund (RFPF) announced a mandatory split of Rostelecom shares at a ratio of 80 to 1, whereby the par value of each share was reduced from 1,000 rubles to 12.5 rubles. Following the specialized cash auction held in July to September 1995, the RFPF announced a second mandatory split of Rostelecom shares, by a factor of 5, reducing the Rostelecom share par value from 12.5 rubles to 2.5 rubles each. The two share splits were approved by the Rostelecom’s shareholders in January and November 1995, respectively. The relevant version of Rostelecom’s Charter was approved by its shareholders on July 18, 1997 and registered by the Moscow Registration Chamber on August 26, 1997. On June 27, 1997, the Charter was amended to reflect the denomination of the Russian ruble.

On January 6, 1994, the Russian Federation Ministry of Communications issued License No. 777 to Rostelecom for providing long-distance and international telecommunications services throughout Russian territory. License No. 777 officially reaffirmed Rostelecom’s status as the established operator of long-distance and international telecommunications public networks with the right to perform settlements with foreign communications administrations and the international organizations in accordance with international telecommunications operating regulations.

At present, the Company offers the services of long-distance and international telecommunications throughout Russian territory on the ground of License No. 29777 issued by the Ministry of Communications as of December 11, 2003.

In November 1994, the Russian Government approved the decision to set up an Open Joint Stock Company Svyazinvest (hereinafter, OJSC Svyazinvest) – a telecommunication holding company. Initially, the Government transferred to Svyazinvest 38% of all the ordinary and preferred shares of 85 regional telecommunications operators, or 51% of their voting shares. Besides, as per Russian Federation Presidential Decree No. 427 dated April 28, 1997 and Russian Federation Government Resolution No. 618 dated May 23, 1997, 38% of Rostelecom shares held by the GKI were transferred to Svyazinvest. At the same time, the Government announced that 49% of Svyazinvest shares were to be auctioned off in order to attract additional investment and competent managers into Russia’s telecommunications sector. The Government announced that the auction would be conducted in two phases. During phase I, 25%+1 shares were sold to Mustcom Limited, a Cyprus-registered investment consortium.

On February 27, 1997, Rostelecom’s ordinary and preferred shares then being in free circulation were listed as level-one securities and began to be traded at the Moscow Interbank Currency Exchange (MICEX). On October 27, 1997, Rostelecom’s ordinary and preferred shares then being in free circulation were listed as level-one and level-two securities, respectively, and began to be traded at the Russian Trading System (RTS) Stock Exchange.

On February 17, 1998, Rostelecom’s ordinary shares passed the New York Stock Exchange listing procedure and were admitted for trading as level-two American Depositary Receipts (one ADR representing six ordinary shares of Rostelecom) and began to be traded quite actively at NYSE and other international stock exchanges.

In June 1999, the General Meetings of Shareholders of OJSC Rostelecom and OJSC MMT (Mezhdugorodny i Mezhdunarodny Telefon) decided to reorganize the companies by merging MMT into Rostelecom. Following the completion of the merger, a new version of the Company’s Charter was adopted on August 28, 2000 to reflect all the changes with respect to the Company’s reorganization and legal succession to all the rights and obligations of OJSC MMT that merged into it.

To accommodate the reorganization, the Decision on issue of Rostelecom’s shares was adopted by Rostelecom’s Board of Directors (Board Meeting Minutes No. 2 dated July 7, 1999), based on the decision adopted by the General Meeting of the Company’s Shareholders on June 26, 1999 (Meeting Minutes No. 1 dated July 1, 1999) and the Merger Agreement between the Company and OJSC MMT dated July 17, 1999. The Company’s additional ordinary shares were placed by way of conversion of the MMT’s ordinary shares into ordinary shares of Rostelecom, and the Company’s preferred shares were placed by way of conversion of the MMT’s preferred shares into them.

Following the completion of the additional share placement procedures, on October 16, 2000 Federal Commission for the Securities Market of the Russian Federation registered the report on the results of the issue of ordinary registered paperless shares of Rostelecom (registration number: 1-02-00124-A of August 16, 1999) and of Class A preferred registered shares (registration number: 2-02-00124-A of August 16, 1999) of Rostelecom).

On September 9, 2003, as per Order No. 03-1915/r of the Federal Commission for the Securities Market of the Russian Federation Rostelecom’s shares were consolidated as follows:

•                                the state registration numbers previously assigned to the issues of Rostelecom’s ordinary registered paperless shares – 73-1”P”-1947 of November 10, 1993 and 1-02-00124-A of August 16, 1999 – were canceled. These issues were given a new state registration number: 1-01-00124-A of September 9, 2003;

•                                the state registration numbers previously assigned to the issues of Rostelecom’s preferred registered paperless shares – 73-1”P”-1947 of November 10, 1993 and 2-02-00124-A of August 16, 1999 – were canceled. These issues were given a new state registration number: 2-01-00124-A of September 9, 2003.

On July 11, 2003, Rostelecom ordinary shares were listed as level-one securities and began to be traded at the St. Petersburg Stock Exchange.

As a result of changes in the procedures of securities trading at the St. Petersburg Stock Exchange Rostelecom ordinary shares were delisted from it on November 24, 2004.

On November 23, 2004, ordinary and preferred shares of OJSC Rostelecom began to be traded at OJSC Stock Exchange RTS without listing procedure. In March 2005 the Company’s ordinary and preferred shares were included on the basis of listing agreement into the Quoting list A1 with OJSC Stock Exchange RTS. On August 2005 preferred shares OJSC Rostelecom were excluded from the Quoting list A1 OJSC Stock Exchange RTS and moved to the section “Securities admitted for trading, but not included in Quoting lists”.

On December 31, 2004, an agreement was concluded with CJSC Stock Exchange MICEX, on the basis of which the ordinary and preferred shares of OJSC Rostelecom are listed in the Quoting list A of level one.

At present, Rostelecom’s outstanding share capital amounts to 2,428,819.4725 RUR and consists of 728,696,320 ordinary registered paperless shares and of 242,831,469 Class A preferred registered shares with a face-value of 0.0025 RUR each. The Charter of the Company (version No. 6) permits an additional issue of 905,330,221 ordinary shares and of 531 Class A preferred shares with a face-value of 0.0025 RUR (authorized shares). According to the Company’s Charter the Board of Directors of the OJSC Rostelecom is authorized for additional public offerings of ordinary shares in case if the number of allocated shares does not exceed 25% of the outstanding shares.

According to OJSC Rostelecom Charter, the main objective of the Company is satisfaction of demands of the population, economic operators, public authorities, other state bodies of the Russian Federation and other consumers of telecommunications services in information transmission along the long-distance and international telecommunications channels, radio broadcasting and television, data transmission, as well as the earning of profit.

3.1.4.                  Contact Information

Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom” is a legal entity organized under the laws of the Russian Federation, with a registered office at: 5 Delegatskaya St., Moscow 127091.

The Company’s Headquarters:

Address: 14, 1st Tverskaya-Yamskaya St., Moscow 125047

Phone: +7 (499) 972-8283

Fax: +7 (495) 787-2850

E-mail: info@rostelecom.ru

Web site: http://www.rt.ru

Public and Investor Relations Department:

Address: 14, 1st Tverskaya-Yamskaya St., Moscow 125047

Phone: +7 (499) 973-9920

Fax: +7 (495) 787-2850

E-mail: rostelecom@rostelecom.ru

Web site: http://www.rt.ru/icenter

Corporate Secretary and Corporate Department:

Address: 14, 1st Tverskaya-Yamskaya St., Moscow 125047

Phone: +7 (499) 973-9921

Fax: +7 (495) 787-2850

E-mail: rtkm@rostelecom.ru

Web site: http://www.rt.ru/icenter

3.1.5.                  Taxpayer’s Identification Number (TIN)

7707049388

3.1.6.                  Issuer’s Branches and Representative Offices

The Company has the following branches:

North-Western Branch

Opened: on September 23, 1993

Location: Svechnoy pereulok, 7/11, office 2N, letter A, St. Petersburg, Russia, 191002

Mailing address: Svechnoy pereulok, 7/11, office 2N, letter A, St. Petersburg, Russia, 191002

Head of Branch: Yevgeny Vladimirovich Gerasimov

Power of attorney expires on October 5, 2007

Volga Region Branch

Opened on September 23, 1993

Location: 292 Sadovaya St., Samara 443001

Mailing address: 292 ul. Sadovaya St., Samara 443001

Head of Branch: Igor Vladmirovich Rybnikov

Power of attorney expires: on September 29, 2007

Siberian Branch

Opened: on February 5, 1993

Location: 33 Vtoraya Soyuza Molodezhi St., Novosibirsk 630122

Mailing address: 33 Vtoraya Soyuza Molodezhi St., Novosibirsk 630122

Head of Branch: Anatoly Ivanovich Parfyonov

Power of attorney expires: on October 25, 2007

Southern Branch

Opened on February 5, 1993

Location: 152 Pushkinskaya St., Rostov-na-Donu 344006

Mailing address: 152 Pushkinskaya St., Rostov-na-Donu 344006

Head of Branch: Alexander Leonidovich Afanasiev

Power of attorney expires on October 25, 2007

Urals Region Branch

Opened: on February 5, 1993

Location: bld.4a, Asbestovsky lane, Yekaterinburg 620067

Mailing address: bld.4a, Asbestovsky lane, Yekaterinburg 620067

Head of Branch: Gennady Viktorovich Chernavtsev

Power of attorney expires: on September 29, 2007

Far-Eastern Branch

Opened: on February 5, 1993

Location: 23 ul. Pushkina, Khabarovsk 680000

Mailing address: 23 Pushkin St., Khabarovsk 680000

Head of Branch: Ivan Ivanovich Zima

Power of attorney expires: on February 05, 2008

Central Region Branch

Opened: on January 1, 2002

Location: 17 (bldg 1) Tretya Khoroshevskaya St., Moscow 123298

Mailing address: 17 (bldg 1) Tretya Khoroshevskaya St., Moscow 123298

Head of Branch: Viktor Vladimirovich Iudin

Power of attorney expires: on September 29, 2007

Training Center (UPTs RT)

Opened: on August 26, 1997

Location: Village Bekasovo, Naro-Fominsk District, Moscow Region 143380

Mailing address: Village Bekasovo, Naro-Fominsk District, Moscow Region 143380

Head of Branch: Olga Viktorovna Zaitseva

Power of attorney expires: on November 28, 2006

Mezhdugorodny i Mezhdunarodny Telefon (MMT)

Opened: on September 23, 1993

Location: 30 Goncharnaya St., Moscow 115172

Mailing address: 30 Goncharnaya St., Moscow 115172

Head of Branch: Alexander Ivanovich Isaev

Power of attorney expires: on March 02, 2008

The Company has the following representative offices:

Representative Office in Geneva, Switzerland

Opened on May 14, 1999

Location: Le Chateau Banquet, rue de Lausanne 94 – 1202 Geneve\Suisse

Mailing address: Le Chateau Banquet, rue de Lausanne 94 – 1202 Geneve\Suisse

Head of the Representative Office: Alexander Ivanovich Kushtuev

Power of attorney expires: on June 10, 2005.

Representative Office in Yerevan, Republic of Armenia

Opened on April 11, 2002

Location: 28 ul. Nalbandiana, Yerevan 375010

Mailing address: 28 ul. Nalbandiana, Yerevan 375010

Head of the Representative Office: not appointed

Power of attorney: not issued.

3.2.                Issuer’s Principal Operations

3.2.1.                  Issuer’s Field of Business

The Company’s main activity code according to the OKVED classification (the National Classification of Economic Activities) is:

64.2 Telecommunications.

3.2.2.                  Issuer’s Principal Operations

OJSC Rostelecom is Russia’s national domestic long-distance and international telecommunications operator. The Company owns and operates a nationwide digital trunk network. The Company has direct international outputs to networks of more than 100 operators in 72 countries. The Company takes part in 30 international cable systems and cooperates with 400 international operators and companies.

In accordance with the system of interaction between operators that expired on December 31, 2005, OJSC Rostelecom provided long-distance traffic transit services to Svyazinvest inter-regional telecommunications companies (“IRCs”) and to other Russian operators, and in Moscow the Company provided long-distance services to OJSC MGTS subscribers directly.

Starting from January 1, 2006 under new regulation framework for telecommunications industry, the principles for provision of long-distance services to end users and interaction of operators changed.

Interaction of operators providing long-distance telecommunications services according to new regulations relies on the following principles:

•                  OJSC Rostelecom, as operator of DLD and ILD telephone network, provides long-distance services to subscribers of local network operators;

•                  operators of intra-regional telephone networks provide long-distance operators with intra-regional origination and termination of calls; and

•                  local operators provide intra-regional network operators with local origination and termination of calls.

Settlements between operators are to be conducted in the order of the services rendered. Subscriber billing and collection activities, as well as other customer services, are to be performed by the long-distance operator or its agent.

To comply with the new regulatory requirements, the long-distance operator must fulfill a number of conditions, including:

•                  technical conformity of its network to requirements set for DLD and ILD telecommunication networks, including availability of interconnection points to its network in every federal administrative region of the Russian Federation; and

•                  operational readiness to provide long-distance services to any local network subscriber.

In order to comply with the new regulatory requirements on telecommunications services provision to end users, effective January 1, 2006, the Company will enter into service contracts with Svyazinvest IRCs and other operators of local and intra-regional networks (“Contracted Service Providers”) to act as the Company’s regional agents. Contracted services will include initiation and termination of domestic long-distance and international calls, customer services to end users, invoicing, and collection of payments for long-distance services provided by the Company. Using the capacity of its own telecommunication network OJSC Rostelecom provides leased line services. Besides that OJSC Rostelecom offers a growing range of the new value-added services on the base of own intellectual platform.

OJSC Rostelecom also provides telecommunications services to Russian state and government authorities. For purposes of defense and security of the country and state governance OJSC Rostelecom is improving ways of coordination with state and government authorities and is enhancing the stability and security of its telecommunication network.

The demand for Rostelecom’s services, which provide for major part of its revenues, can be described as stable, without any significant seasonal fluctuations. Any appreciable fluctuations in demand for telecommunications services occur on certain dates, such as public holidays. However, the wide range of services provided by Rostelecom stabilizes the Company’s revenues despite of fluctuations in demand for single segments.

Information about the Issuer’s income for the reporting quarter broken down by main business activities, in absolute and percentage terms, is noted below.

	2nd quarter of 2006	2nd quarter of 2005
Revenue for the fiscal year, thousand RUR	14,124,536	9,922,369
Revenue from the operation activities (telecommunication services), thousand RUR	13,974,646	9,796,072
Operating revenue margin, %	99	99
Operating revenue change, %	43	8

During the reporting period Company’s operating revenue has increased by 43% compared to the corresponding period of the previous year due to new principles for provision of long-distance services to end users, interaction and settlements with operators effective since January 01, 2006.

3.2.3.                  Principal Products (Works, Services)

The main services provided by the Company are long-distance and international traffic transit services and leased line services to telecommunications operators.

Long-distance traffic	2nd quarter of 2006
Products (works, services) sales revenue, thousand rubles	7,231,216
% of total revenue	51

Note: Estimated volume of long-distance traffic: 2,380,753 thousand minutes

International traffic	2nd quarter of 2006
Products (works, services) sales revenue, thousand rubles	4,183,870
% of total revenue	30

Note: Estimated volume of international traffic: 1,034,542 thousand minutes

Channel leasing	2nd quarter of 2006
Products (works, services) sales revenue, thousand rubles	1,716,354
% of total revenue	12

General cost structure of the issuer:

	2nd quarter of 2006
Cost items	Long-distance traffic	International traffic	Channel leasing
Feedstock and materials, %	0.4	0.3%	5.2%
Components and semi-finished products purchased, %	0.0	0.0%	0.0%
Contracted production services, %	88.1	80.7%	14.2%
Fuel, %	0.1	0.1%	0.8%
Electricity, %	0.6	0.4%	1.8%
Wages and salaries, %	4.5	4.2%	37.5%
Loan interest, %	0.0	0.0%	0.0%
Rents, %	0.4	0.3%	1.3%
Social fund deductions, %	1.1	1.2%	6.4%
Fixed asset depreciation, %	3.4	5.0%	18.3%
Tax-deductible costs, %	0.0	0.0%	0.4%
Other costs (specify), %	1.4	7.8%	14.0%
Amortization of intangible assets, %	0.0	0.0%	0.0%
Innovation remuneration, %	0.0	0.0%	0.0%
Mandatory insurance premiums, %	0.7	0.6%	0.5%
Entertainment costs, %	0.0	0.0%	0.0%
Other costs, %	0.8	7.2%	13.5%
Total production and selling costs, %	100.0	100.0%	100.0%
For reference: Products (works, services) sales revenue to production costs ratio, %	63.2

Calculations set forth in this section of the quarterly report have been made in accordance with the Russian Accounting Standards.

3.2.4.                  Raw materials and Issuer’s suppliers

The Company’s main business activity is provision of telecommunications services. Therefore no raw materials are required.

As of June 30, 2006, the Company has suppliers (pursuant to the agreements in force as of the end of the 2nd quarter of 2006) accounting for at least 10% of total supplies of basic process equipment:

Full official name: Juniper Networks

Location: USA

Share in the overall deliveries volume: 37%

Full official name: NERA ASA

Location: Norway

Share in the overall deliveries volume: 19%

Full official name: NEC Corporation

Location: Japan

Share in the overall deliveries volume: 14%

Full official name: Acterna Germany GmbH

Location: Germany

Share in the overall deliveries volume: 14%

The share of imported basic process equipment comprised 89%. However, Rostelecom’s principal suppliers are major telecommunications equipment manufacturers competing in the world market and providing comparable equipment, so Rostelecom can rely on purchasing equipment from those suppliers. Besides, the equipment supply contracts include the suppliers’ obligation to manufacture and provide maintenance support for a long period of time.

3.2.5.                  Target Markets for the Issuer’s Products (Works, Services)

Starting from January 1, 2006 under new regulation framework for telecommunications industry, the principles for provision of long-distance services to end users and interaction of operators changed.

Interaction of operators providing long-distance telecommunications services according to new regulations relies on the following principles:

•                  OJSC Rostelecom, as operator of DLD and ILD telephone network, provides long-distance services to subscribers of local network operators;

•                  operators of intra-regional telephone networks provide long-distance operators with intra-regional origination and termination of calls; and

•                  local operators provide intra-regional network operators with local origination and termination of calls.

Thus, major markets where the Company operates are the following:

•                  services market for the end users – individuals;

•                  services market for the end users – corporate clients;

•                  services market for telecommunications operators.

The Company’s Activities at the Domestic and International Long-distance Telecommunications Services Market for the End Users – Citizens

The Company provides telecommunications services to end-users in Moscow, including domestic and international long-distance services and dial-up Internet access using pre-paid cards.

The Company renders domestic and international long-distance services in Moscow via telecommunication network of OJSC MGTS, which owns last mile. In the 2nd quarter of 2006 the total amount of subscribers of the Company’s domestic and international long-distance services on OJSC MGTS network comprises
3.7 million.

On the rest of territory of Russia the Company provides international and domestic long-distance services to end-users via telecommunications networks of local operators, including IRCs of OJSC Svyazinvest, on the basis of agent agreements. The total amount of subscribers of the Company’s domestic and international long-distance services approximately comprises 28 million.

The Company pays special attention to the increasing of “Rostelecom” brand-name recognition and positive image-building. In November 2005, the Company started the federal advertising campaign to increase the brand value and user’s awareness of the services offered by the Company.

To assure the effective service for end users of long distance telecommunication services, in 2006 OJSC Rostelecom plans to open Customer Care Centers chain in all regions of the Russian Federation. In these Customer Care Centers the Company’s subscribers can conclude the contracts for domestic and international long-distance telecommunications services, receive and pay the Company’s invoices, inquire for account balance and details on domestic and international telecommunication connections as well as the value-added and new services.

The Company’s Activities at the Domestic and International Long-distance Telecommunications Services Market for the End Users – Corporate Clients

At the market of corporate clients the Company renders and plans to render in future domestic and international long-distance services, leased line services, Internet access services, services of virtual private networks and intelligent telecommunications network.

On the basis of its own intelligent public telecommunications network the Company provides “Freephone”, “Televoting”, and “Call with Premium Rate” services. In the 2nd quarter of 2006 the Company continued to develop intelligent network-based services.

Before January 01, 2006, the Company provided domestic and international long-distance services to end-users, including corporate clients, only in Moscow. Starting from January 1, 2006 due to the liberation of the Russian telecommunications market the Company was granted the right to render these services to end-users on all RF territory and in this framework started the contractual campaign to enter into agreements with corporate clients on all RF territory.

To meet needs of corporate clients the Company started development of related services, including domestic and international long-distance services, virtual private network services, Internet access services, leased line and intelligent network-based services.

Company’s Activities at the Telecommunications Operators Market:

In the framework of liberalization the long-distance traffic transit market suffered considerable changes and now interconnection, traffic transit, call termination and initialization services are the core of this market.

The Company provides other telecommunication operators with leased line services, international calls termination as well as domestic and international traffic transit services. OJSC Rostelecom is one of the leading players of domestic and international leased line market.

3.2.6.                  Licenses Held by the Issuer

The Company holds the following licenses:

License number: D 389664 GS-1-99-02-26-0-7707049388-007353-1

Issue date: October 23, 2003

Expiry date: October 31, 2008

Issued by: The Russian Federation State Committee for Construction

Activity: designing of buildings and facilities

License number: D 389663 GS-1-99-02-27-0-7707049388-007354-1

Issue date: October 31, 2003

Expiry date: October 23, 2008

Issued by: The Russian Federation State Committee for Construction

Activity: construction of buildings and facilities

License number: 36740

Issue date: November 01, 2005

Expiry date: November 01, 2010

Issued by: Federal Communications Control Service

Activity: Provision of local telecommunications services via payphones

License number: 36739

Issue date: November 01, 2005

Expiry date: November 01, 2010

Issued by: Federal Communications Control Service

Activity: Provision of local telecommunications services via public call offices

License number: 36738

Issue date: November 01, 2005

Expiry date: November 01, 2010

Issued by: Federal Communications Control Service

Activity: Provision of local telecommunications services, except telecommunications services via pay phones and public call offices

License number: 29777

Issue date: December 11, 2003

Expiry date: December 11, 2013

Issued by: The Russian Federation Ministry of Communications

Activity: provision of long-distance and international communications services

License number: 29778

Issue date: December 11, 2003

Expiry date: December 11, 2013

Issued by: The Russian Federation Ministry of Communications

Activity: provision of line leasing services

License number: 3136

Issue date: August 16, 1996

Expiry date: October 01, 2006

Issued by: The Russian Federation Ministry of Communications

Activity: provision of 900 MHz cellular radio telephony services

License number: 3137

Issue date: August 16, 1996

Expiry date: October 01, 2006

Issued by: The Russian Federation Ministry of Communications

Activity: provision of 900 MHz cellular radio telephony services

License number: 3138

Issue date: August 16, 1996

Expiry date: October 01, 2006

Issued by: The Russian Federation Ministry of Communications

Activity: provision of cellular radio telephony services

License number: 3226

Issue date: May 15, 1997

Expiry date: May 15, 2007

Issued by: The Russian Federation Ministry of Communications

Activity: provision of telematic services

License number: 3227

Issue date: May 15, 1997

Expiry date: May 15, 2007

Issued by: The Russian Federation Ministry of Communications

Activity: provision of data transfer services

License number: 27895

Issue date: September 05, 2003

Expiry date: September 05, 2008

Issued by: The Russian Federation Ministry of Communications

Activity: provision of telegraph telecommunications services

License number: 31540

Issue date: May 10, 2005

Expiry date: June 17, 2009

Issued by: Federal Communications Control Service

Activity: provision of television and radio broadcasting services

License number: 32898

Issue date: July 15, 2005

Expiry date: July 15, 2010

Issued by: Federal Communications Control Service

Activity: provision of intraregional telephone services

The Company has no grounds to expect the Company’s licences not to be timely extended or to be withheld and cancelled.

Detailed data on communications licenses is presented in item 3.2.10 (Additional requirements to issuers that are providers of communications services), sub-item “Communications Licenses” of the present report.

3.2.7.                  Issuer’s Joint Operations

During the 2nd quarter of 2006 the Company did not conduct any joint activities with other organizations (as defined in Article 1041 of the Russian Federation Civil Code).

3.2.8.                  Additional Requirements to Issuers That Are Joint-Stock Investment Funds or Insurance Organizations

Not applicable.

3.2.9.                  Additional Requirements to Issuers That Are Mineral Production Entities

Not applicable.

3.2.10.           Additional Requirements to Issuers That Are Providers of Communications Services

a) Communications licenses

License number: 36738

Activity: provision of local telecommunications services, except telecommunications services via payphones and public call offices

Expiry date: November 01, 2010

License terms: The Licensee is authorized to provide subscriber with:

a) access to the Licensee’s telecommunications network;

b) subscriber’s line in permanent use;

c) local telephone calls over the fixed telecommunication network using data terminal equipment with number assignment from the number plan of Licensee’s local telecommunications network:

•    voice traffic transit;

•    facsimile messages transit;

•             data transit;

d) access to PSTN services except cellular telecommunications services;

e) access to information and reference services;

f) 24-hour free-of-charge emergency calls.

License number: 36739

Activity: provision of local telecommunications services via public call offices

Expiry date: November 01, 2010

License terms: The Licensee is authorized to provide user with:

a) local voice calls over the fixed telecommunication network;

b) access to PSTN services except cellular telecommunications services;

c) access to information and reference services;

d) 24-hour free-of-charge emergency calls.

License number: 36740

Activity: provision of local telecommunications services via payphones

Expiry date: November 01, 2010

License terms: The Licensee is authorized to provide user with:

a) local voice calls over the fixed telecommunication network;

b) access to PSTN services except cellular telecommunications services;

c) access to information and reference services;

d) 24-hour free-of-charge emergency calls.

License number: 32898

Activity: provision of intraregional telecommunication services

Expiry date: July 15, 2010

License terms: The Licensee is authorized to provide subscriber and (or) user with:

a) intraregional telephone calls over the fixed telecommunication network using data terminal equipment for:

•             voice traffic transit;

•             facsimile messages transit;

•             data transit;

b) access to PSTN services except local and cellular telecommunications services;

c) access to information and reference services.

License number: 29777

Activity: provision of domestic and international long-distance telecommunications services

Expiry date: December 11, 2013

License terms: The Licensee is authorized to provide PSTN services in the territory of the Russian Federation as set forth here below:

•             long-distance and international telephone services;

•             provision of intelligent public telecommunications network services using special equipment (televoting, free calling, credit card calling, prepaid card calling, paycard calling, extra paid services). The users and subscribers of intelligent public telecommunications network services can access it from any place of the Russian Federation territory.

License number: 29778

Activity: provision of long-distance and international telecommunications services

Expiry date: December 11, 2013

License terms: The Licensee is authorized to provide users with physical circuits, communication channels and paths for transmitting telecommunications signals, including broadcasting channels.

Licensee’s total voice frequency channels’ capacity (main digital channels), including digital lines, should be not less than 100,000 units.

License number: 3136

Activity: provision of 900 MHz cellular radio services

Expiry date: October 01, 2006

License terms: The Licensee is authorized to provide public network cellular radio services using GSM equipment in the 900 MHz band (SPS-900) in the Novosibirsk Region. The services shall be provided through the Licensee’s communications network that must be part of the Russian Federation’s unified cellular network (SPS-900).

License number: 3137

Activity: provision of 900 MHz cellular radio services

Expiry date: October 01, 2006

License terms: The Licensee is authorized to provide public network cellular radio services using GSM equipment in the 900 MHz band (SPS-900) in Khabarovsk Territory. The services shall be provided through the Licensee’s communications network that must be part of the Russian Federation’s unified cellular network (SPS-900).

License number: 3138

Activity: provision of 900 MHz cellular radio services

Expiry date: October 01, 2006

License terms: The Licensee is authorized to provide public network cellular radio services using GSM equipment in the 900 MHz band (SPS-900) in the Amur Region. The services shall be provided through the Licensee’s telecommunications network that must be part of the Russian Federation’s unified cellular radio network (SPS-900).

License number: 3226

Activity: Provision of telematic services

Expiry date: May 15, 2007

License terms: The Licensee is authorized to provide public network telematic services (e-mail, fax, teleconferencing, message handling, voice-messaging, videoconferencing, audioconferencing, file-transfer, directory inquiry, database access, inquiry, voice message transfer services) in the territory of the Russian Federation.

License number: 3227

Activity: provision of data transfer services

Expiry date: May 15, 2007

License terms: The Licensee is authorized to provide public network data transfer services in the territory of the Russian Federation.

License number: 27895

Activity: provision of telegraph communications services

Expiry date: September 05, 2008

License terms: The Licensee is authorized to provide public network telegraph communications services in the territory of the Russian Federation, as set forth here below:

•             long-distance and international telegraphic traffic transfer and handling services;

•             AT/telex network services;

•             non-category telegram transmission services.

Telegraph communications services shall be provided using the Licensee’s public communication network and allocated telegraph communications network.

License number: 31540

Activity: provision of television and radio broadcasting services

Expiry date: June 17, 2009

License terms: The Licensee must provide user in accordance with this license for:

a) receive broadcast programs (program);

b) program translation

No risk factors that could adversely effect the Company’s fulfillment of liabilities resulted from licenses was found.

OJSC Rostelecom has no grounds to expect that the Company’s licenses may not be timely extended or be withheld and cancelled.

No factors have been detected that may detract from the Company’s fulfillment of its liabilities on licences.

The Company has no grounds to expect the Company’s licences not to be timely extended or to be withheld and cancelled.

b) Telecommunication Networks

OJSC Rostelecom provides international and long-distance communication services via its cable systems, radio relay communication lines and satellite channels. The trunk network’s resources guarantee the transmission of all types of information. Rostelecom’s digital network, which is based on the synchronous digital hierarchy (SDH, that is, a European FOL standard used for long-distance data transmission) and dense wavelength division multiplexing (DWDM) technology, covers almost the entire Russian Federation.

Primary telecommunication network

Rostelecom’s primary telecommunication network consists of trunk lines interconnected with the networks of Interregional Companies (IRC) of OJSC Svyazinvest through Automated Switching Nodes (ASN), with networks of foreign operators through International Switching Centers (ISC) and with satellite telecommunication networks.

As of June 30, 2006, the Company’s digital network comprised of 42,938 km, including 29,506 km of fiber optic lines (FOL) and 13,432 km of digital radio relay lines. The main components of the network are the powerful Moscow – Novorossiisk, Moscow – St. Petersburg, and Moscow – Khabarovsk FOLs, as well as digital radio relay lines Moscow – Saint-Petersburg, Moscow – Khabarovsk, Perm - Yekaterinburg, Tyumen – Surgyt, Samara – Orenburg and a satellite communication network, which includes three nodal ground stations in Moscow, Novosibirsk, and Khabarovsk, and nine peripheral ground stations in Barnaul, Kirov, Gorno-Altaisk, Kyzyl, Minusinsk, Yakutsk, Novokuznetsk, Yuzhno-Sakhalinsk, and Salekhard.

The Company has built international FOLs, which provide access to Finland, Denmark, Turkey, Italy, Bulgaria, Japan, Korea, China, Estonia, Kazakhstan, Ukraine, Georgia and Belarus. The largest international operators can now send their traffic through Russia. As it equips itself with new digital cables, the Company is phasing out its analog telecommunications lines from service. From 2001 to the 2nd quarter of 2006, more than 47.79 thousand km of analog telecommunication cables were phased out.

The table below presents a list of the trunk lines comprising Rostelecom’s primary network as of June 30, 2006:

Line	Type of line	Length (km)	Transmission speed (Mbps)	Number of channels
Moscow–Khabarovsk	Digital radio relay	7,992	6 x 155	11,340
Moscow–Novosibirsk	Fiber optic	3,972	9,953 x 2	241,920
Moscow–Yekaterinburg	Fiber optic	2,400	2,488	30,240
Moscow–St. Petersburg	Fiber optic	1,163	9,953 x 2	241,920
Nakhodka–Naoetsu–Pusan	Submarine fiber optic	1,762	565	15,120
Nakhodka–Khabarovsk	Fiber optic	897	2 x 622	15,120
Kingisepp– Albertslund	Submarine fiber optic	1,274*	2 x 565	15,120
Kingisepp–St. Petersburg	Suspended fiber optic	191	2 x 622	15,120
St. Petersburg–Kingisepp–Moscow	Digital radio relay	923	3 x 140	5,760
Novorossiisk–Istanbul–Palermo	Submarine fiber optic	3,564(664*)	565	15,120
St. Petersburg–Finland	Fiber optic	197**	622	7,560
Kingisepp–Tallinn	Fiber optic	26**	2,488	30,240
Moscow–Novorossiisk	Fiber optic	1,653	9,953+2,488	151,200
NOVOROSSIISK–VARNA– CAROLINA BUGAS	Submarine fiber optic	1,224.7	2,488	30,240
Novorossiisk–Sochi–Poti	Submarine fiber optic	425	2,488	30,240
Khabarovsk–Harbin (PRC)	Fiber optic	150**	622	7,560
Perm–Yekaterinburg	Digital radio relay	565	2 x 155	3,780
Perm–Yekaterinburg	Fiber optic	382	9,953	120,960
Apastovo–Shigony	Fiber optic	220	622	7,560
Ivanovka–Vladivostok	Fiber optic	61	622	7,560
St. Petersburg–Lyuban–Luga	Fiber optic	289	2,488	30,240
Zadonsk–Lipetsk–Tambov	Fiber optic	270	622	7,560
Apastovo–Kazan	Fiber optic	132	622	7,560
Russia–Kazakhstan (eastern part of the border)	Fiber optic	220**	622	7,560
Vladimir–Vologda, with branches to Ivanovo, Kostroma, and Yaroslavl	Fiber optic	665	622	7,560
An overlay digital network in the Moscow Region	Fiber optic	709	2 x 622	15,120
Tula–Kaluga	Fiber optic	212	2,488	30,240
Kaluga–Belgorod to the Ukrainian border, with branches to Bryansk, Kursk, and Belgorod	Fiber optic	974**	2,488	30,240
Moscow–Minsk, with a branch to Smolensk	Fiber optic	480**	2,488	30,240
Tyumen–Surgut Kingisepp	Digital radio relay	709	5 X 155	9,450
Samara–Orenburg	Digital radio relay	386	155(2X155)	1 890
Apastovo–Malaya Purga, with branches to Kazan, Naberezhniye Chelny, Izhevsk, and Yoshkar-Ola	Fiber optic	661	2,488	30,240
Novosibirsk–Khabarovsk	Fiber optic	5,480	2,488	30,240
Novorozhdestvenskaya–Stavropol–Makhachkala	Fiber optic	270	2,488	30,240
Novorozhdestvenskaya - Stavropol–Kropotkin–Pyatigorsk–Budyonnovsk, with branches to Mineralniye Vody, Kislovodsk	Fiber optic	458	2,488	30,240

Line	Type of line	Length (km)	Transmission speed (Mbps)	Number of channels
Krasnodar – Novorozhdestvenskaya	Fiber optic	149	2,488	30,240
Budyonnovsk–Kizlyar–Makhachkala, with branches to Cherkessk, Nalchik, Nazran, and Vladikavkaz	Fiber optic	901	2,488	30,240
Aksai–Lugansk	Fiber optic	36**	622	7,560
Samara–Saratov–Volgograd	Fiber optic	928	2,488 x 2	60,480
Perm–Izhevsk	Fiber optic	657	2,488	30,240
Volgograd–Rostov-on-Don	Fiber optic	516	2,488	30,240
Volgograd–Elista–Budyonnovsk	Fiber optic	560	2,488	30,240
Kizlyar–Grozny	Fiber optic	140	155	1,890
Lyuban–Issad	Fiber optic	140	2,488	30,240
Issad–Petrozavodsk	Fiber optic	319	2,488	30,240
Russia–Kazakhstan (western part)	Fiber optic	455**	2,488	30,240
Yoshkar-Ola–Kirov	Fiber optic	465	2,488	30,240
Moscow Ring	Fiber optic	64,1	9,953	120,960
Baltic Cable System	Fiber optic	1,280	6 x 2,488 + 4x2,488	1,935,360
Moscow - Samara	Fiber optic	1,021	4x9,953	483,840
Russia - Azerbaidjan	Fiber optic	201**	622	7,560
Kaliningrad – Gvardeisk – Sovetsk – state border to Lithuania	Fiber optic	131**	2,488	30,240
Gatikha – D. Konstantinovo – Civilsk – Apastovo with attachments to N. Novgorod and Cheboksary	Fiber optic	924	9,953	120,960
Novosibirsk-Khabarovsk	Fiber optic	5,480	2 x 9,953	241,920
Ufa – Orenburg	Fiber optic	824	9,953	120,960
Lightening of dark fibers of fiber optic line from Kingisepp to Kotka	Submarine fiber optic	234	9,953	120,960
Geographic diversity of primary trunk network in Moscow region	Fiber optic	840	9,953	120,960
Russia – China (Blagoveshchensk-Haihe)	Fiber optic	21	2,488	30,240
Chelyabinsk-Tyumen	Fiber optic	536	9,953	120,960

* length of section belonging to Rostelecom

** distance to national border.

Secondary telecommunication network

Rostelecom’s international digital network is formed on the basis of 13 ISCs/ITEs:

1.          8 international switching centers (ISCs) including:

•             ISCs of Moscow (5centers);

•             ISC of Luban’;

•             ISC of Rostov;

•             ISC of Khabarovsk;

2.          5 international trunk exchanges (ITEs) including

•             ITE of Yekaterinburg;

•             ITE of Kaliningrad;

•             ITE of Samara;

•             ITE of Murmansk;

•             ITE of Novosibirsk.

3.          2 separated centers of STP signalizing.

As of June 30, 2006, the capacity of ISCs/ITEs network totals 170 thousand effected channels.

The long-distance digital telecommunications network of the Company is associated of the 8 ASNs, 6 Automatic Trunk Exchanges (ATEs) and 4 separated centers of STP signalizing.

All digital ATEs and ISCs are interconnected with the digital telecommunications network. From 2003 to the 2nd quarter of 2006 the Company expanded and improved existing and constructed new telecommunications facilities. As a result the total capacity of these facilities increased by 237,990 lines.

Over the same period the Company constructed and modernized the following telecommunications facilities:

•                                Two international STPs in Moscow;

•                                Stations control system AXE-10;

•                                Stations control system EWSD;

•                                Communication network for providing communication services on the basis of package technology.

At present the Company provides ISDN services in the regions with digital long-distance automatic trunk exchanges with SS 7 signaling system constructed and with demand in ISDN services. Subscribers in 77 regions of the Russian Federation have an access to domestic and international long-distance ISDN services. The Company operates an open multimedia telecommunications network, which includes subscriber audio and video terminals in 75 cities of Russia and 12 centers for public service. Subscribers connected to Rostelecom’s open multimedia telecommunications network can participate in and organize teleconferences, both bilateral and multilateral, discuss and jointly edit text and graphics documents, and receive and send files, as well as various forms of audio and video information.

To extend the capacity for provision of audio- and videoconfererencing services based on IP and ISDN technology and to improve organization and planning of audio- and videoconfererences the Company installed multipoint control unit MCU MGC-100 Polycom that supports up to 20 videoconferences simultaneously. The largest number of members that can participate in an audioconference amounts to 96, in a videoconference – to 48 (ISDN, 384 Кbit/s), 36 (IP, 768 Кbit/s). In 2005 the second installation complex of audio and videoconferencing facilities was put into operation.

In 2005 the new equipment of Intelligent platform Tellin by Huawei Technologies was put into operation including SCP, SMP & AIP units and the Company succeeded in migration of services from Intelligent platform INXpress by Siemens to the new Intelligent platform Tellin by Huawei Technologies.

Due to the Intelligent platform Tellin produced by Huawei Technologies installed in Moscow, the Company continues providing the services, such as Free Phone, Tele Voting, Call with Premium Rate and based on pre-paid cards, for clients of all regions of Russia and a range of commercial telecommunication operators.

As a national operator of Russia OJSC Rostelecom offers the following services:

•                                access both to domestic and international long-distance telecommunication lines throughout Russia;

•                                signal verification and passage via SS-7 signaling system, allowing coordination of the operation of all types of digital networks based on the digital transit network;

•                                multimedia telecommunications (video teleconferencing);

•                                ISDN network and intelligent network services;

•                                leasing lines of different throughput capacity, VPN, Internet access both for operators and corporate clients.

As of June 30, 2006, the Company’s long-distance telecommunication network comprised of 597 thousand channels including 593 thousand digital channels and 4 thousand analog channels. The level of digital switching nodes and centers totals 100%.

In its secondary network the Company succeeds in developing a network for providing package technology-based services.

In order to provide leasing of digital channels NX64 Kbit/sec OJSC Rostelecom has established networks of long-distance and international leased lines employing the equipment of flexible multiplexers:

•                                network on the basis of Martis DXX equipment consisted of 118 nodes located at 98 cities;

•                                network on the basis of MainStreet equipment consisted of 15 nodes located at 5 cities, and

•                                network on the basis of CP-3000/4000 equipment consisted of 9 nodes located in 3 cities.

Submarine Cables

Within its program for extending and modernizing its international telecommunications capacity, Rostelecom uses state-of-the-art submarine cables for organization of telecommunications channels between Russia and other countries. The Company is the end party and owner of the basic capacities in five international fiber optic cable systems: Denmark–Russia 1 (DK–R1), Russia–Japan–Korea (R–J–K), Italy–Turkey–Ukraine–Russia (ITUR), Georgia – Russia (G–R) and Black Sea Fiber-optic cable system (BS

FOCS) in which Rostelecom owns approximately 50%, 33%, 30%, 67% and 9.4% respectively. The rest of these cable systems is owned by various international operators.

In order to ensure access to these systems and set up direct high-quality international telecommunications lines with remote parts of the world, Rostelecom is participating in building many international cable systems and acquiring capacities in them.

As of June 30, 2006, the Company has interests in or the inalienable right to use 27 cable systems, including such global cable system projects as Fiber Line Round the Globe (Great Britain–Middle East–Japan), the Asia-Pacific Cable System, the Canadian Transatlantic System, the Trans-Pacific Cable System (Japan–USA), the Southeast Asia–Middle East–Western Europe System, and the Trans-Atlantic System.

Satellite Telecommunication

The satellite telecommunication network SCN RTK operates within the framework of three ground node stations and nine peripheral ground stations in Russia. For operability assurance SCN RTK OJSC Rostelecom leases the capacity of satellite Express-AM11, owned by FSUE Kosmicheskaya Svyaz. The Company determined the composition and location of the ground satellite telecommunication stations based on the needs of the secondary network, among other things, for gaining access to the trunk network via ASNs and digital trunk lines.

OJSC Rostelecom also organized international satellite channels using ground space communication stations belonging to CJSC Teleport TP and Federal State Unitary Enterprise Kosmicheskaya Svyaz. The Company is renting satellite channels from Teleport TP, which uses three satellites from the Intelsat systems. FSUE Kosmicheskaya Svyaz offers OJSC Rostelecom satellite channels through its five satellites and four ground stations.

Cooperation between Rostelecom and Mobile Telecommunication Network Operators

Cooperation between the Company and Russian mobile communication network operators is aimed at expanding the range of high-quality network services, including national and international roaming. As of June 30, 2006, OJSC Rostelecom is routing the international roaming for 454 cellular networks in 176 countries.

3.3.                The Issuer’s Future Plans

The Company’s main goal for 2006 is to retain its leading position in the telecommunications market and continue preparing for the forthcoming de-monopolization of the long-distance telecommunications sector and strengthening the Company’s position in key markets.

•                  The Company’s activities at the domestic and international services market for the end users – general public and corporate customers

Currently, OJSC Rostelecom collects the most part of revenue from provision of domestic and international long-distance services and from January 1, 2006, the Company has been rendering these services directly to end users in accordance with new principles. Thereby, the main task of the Company in 2006 is to improve customer service system when providing long-distance telecommunications and to enhance end users loyalty.

The Company pays special attention to the increasing of “Rostelecom” brand-name recognition and positive image-building. In November 2005, the Company started the federal advertising campaign to increase the brand value and users’ awareness of the services offered by the Company.

To assure the effective service for end users of long distance telecommunication services, OJSC Rostelecom plans to open in 2006 the Customer Care Centers chain in all regions of Russian Federation. In these Customer Care Centers the Company’s subscribers can conclude the contracts for domestic and international long-distance telecommunication services receive and pay the Company invoices, inquire for account balance and details on domestic and international telecommunication connections as well as the value-added and new services.

In addition, the Company plans in 2006 to implement the Call Center for subscribers in order to comply with the RF Government Regulation No. 310 dated May 18, 2005 “On Approval of the Regulation for Provision of Local, Intra-regional, Domestic and International Long-Distance telephone services” as well as to offer customers value-added services. The Call Center of OJSC Rostelecom will allow through single nation-wide customer service number to get round-the-clock access to the following information and reference services:

•                                telephone codes of domestic settlements;

•                                telephone codes of international foreign countries and settlements;

•                                tariffs for domestic and international telecommunication services;

•                                subscriber’s personal account balance;

•                                procedure for automatic domestic and international telecommunications services and telephone numbers of operator-assisted call service to make both domestic and international calls through the operator;

•                                information on the technical failure preventing the use of telecommunication services; and

•                                a range of value-added services of OJSC Rostelecom.

Among the priority tasks of OJSC Rostelecom for 2006 in the long-distance services market for end users are to set flexible and easy tariffs scale for the Company’s services and to extent a range of services by offering bundled services in cooperation with intra-regional and local operators, in particular.

In the corporate clients segment the Company’s tasks in 2006 include the following:

•                                improving and optimization of the contractual work with the corporate customers under new principles for long-distance services provision which are effective since January 01, 2006, including engaging the Company’s agents;

•                                conclusion of pre-select contracts for long-distance telecommunication services with corporate customers;

•                                organization of centralized service for sales support and new products promotion to corporate customers;

•                                development of related services for corporate customers, including the introduction of new services;

•                                development of new system for on-line provision of standard services.

•                  Company’s activities at the operators market:

The Company’s tasks for 2006 at the telecommunication operators market are the following:

•                                promotion of services based on packet switching technology and dynamic traffic routing;

•                                extension of the Company presence at the leading traffic floors and exchanges;

•                                interconnections with the networks of the leading national and international providers of telecommunication services;

•                                further promotion of TEA (Transit Europe-Asia) project, including the provision of resources for Internet traffic between Europe and Asia;

•                                intensification of cooperation with mobile operators;

•                                optimization of Company’s tariffs and offers for international calls termination on the Russian Federation telecommunications network, considering the market demand.

•                  Company’s activities in development and introduction of value-added and new services

The Company also focuses on innovation initiatives for further business growth, including the following:

•                                further promotion and extension of Intelligent Platform based services such as Free Phone, Tele Voting (code 803) and Call with Premium Rare (code 809);

•                                development and launch of services based on IP/MPLS network – virtual private networks and Internet access;

•                                offering of value-added services through OJSC Rostelecom Call Center;

•                                further promotion of OJSC Rostelecom Multipurpose Telephone Pre-paid Card – Karta Svyazi – in all regions of Russia.

•                  Company’s Tasks for Enhancement of Network Infrastructure:

•                                The modernization of existing backbone telecommunication lines with dense wavelength division multiplexing (DWDM) equipment, construction of ring-type structure, including:

•                                Construction of digital radio-relay line from Kirov to Syktyvkar and linking Syktyvkar ATE to the primary backbone network;

•                                Construction of digital line Yakutsk – Skovorodino, construction of fiber optic line (FOL) from Tynda to Skovorodino and digital radio-relay line from Tynda to Yakutsk to link Yakutsk with the digital backbone;

•                                Construction of second Russia – China cross-border transition (Belogorsk – Blagoveshchensk – Haihe) for Europe-Asia traffic transit;

•                                Construction of fiber optic line from Vologda to Issad to build the ring network in the North-West region to backup line from Moscow to St.Petersburg and link Novgorod, Cherepovetz, Vologda, Kostroma, Yaroslavl, Ivanovo;

•                                Modernization of Novorozhdestvenskaya – Budennovsk – Samara (Shygony) FOL to expand the trunk line capacity and set up the ring-type backup for fiber optic line from Moscow to Novorossiisk;

•                                Construction of fiber optic line from Nazran to Grozny to build the ring network in the region and second extension to Grozny and Nazran;

•                                Continuing construction of FOL Chelyabinsk – Novosibirsk – Biryusinsk – Khabarovsk with link-ups to Barnaul, Novokuznetsk, Abakan, Kyzyl and second extensions to Chelyabinsk, Tymen, Omsk, Novosibirsk, Kemerovo, Krasnoyarsk, Kurgan, Khabarovsk to backup line from Moscow to Khabarovsk and increase the reliability of Europe-Asia traffic transit;

•                                Construction of the ring-type fiber optic network including existing trunk lines Moscow – Kaluga – Belgorod and Kaluga – Bryansk in the Central and Central - Chernozem regions;

•                                Modernization of DWDM system in the Central, Privolzhskiy and Ural regions to optimize the telecommunication layout by building 3 ring networks in these regions and increasing the trunk capacity for domestic, international and Europe-Asia traffic transit;

•                                Construction of Moscow – Smolensk – Gusino line to backup the existing Moscow – Smolensk line with second link with Smolensk and new Russia – Belarus cross-border transition to increase the current transition capacity;

•                                Modernization of fiber optic line from Khabarovsk to Vladivostok to increase capacity for traffic transit;

•                                Modernization of Kaliningrad – Lithuania cross-border transition to increase the volume of provided telecommunication services.

•                                Construction and modernization of existing International Switching Centers (ISC) and automatic trunk exchanges (ATE) as well as International Trunk Exchanges (ITE) to increase the existing switching capacity, assure high quality and wide range of telecommunication services.

•                                Building the linked monitoring centers of System Signalization (SS-7) to enhance Company’s telecommunication traffic management and billing efficiency.

•                                Implementation of new advanced billing system designed to improve the customer servicing and proceeds assessment, to enhance the system for traffic control and revenue recognition.

•                                Implementation of OJSC Rostelecom services and network resources management system that will allow to increase the level of automated services management processes and optimize the Company’s network resources management.

•                                Modernization of traffic transit network by installation of programmable switches and gateways to ensure the connection of new operators and increase the channels capacity.

In 2006 the following construction projects will be started:

•                                Modenization of fiber optic line from Kingisepp to Belogorsk for transit of traffic between Europe and Asia (TEA Project);

•                                Organization of second digital extension to ATE of Tomsk;

•                                Organization of backup extension to Finland;

•                                Construction of earth stations for satellite telecommunications in Magadan and Petropavlovsk-Kamchatskiy;

•                                Increasing the capacity of existing digital lines in Far East and Siberian regions.

•                  Company’s Tasks for Business Processes Improvement:

In 2006, OJSC Rostelecom will continue to improve the corporate governance practices, internal control procedures and finance monitoring system. The Company also focuses on further restructuring of financial investments in the subsidiaries and affiliates and increase of these companies operational efficiency.

In 2006 the Company also aims to improve quality of its services:

•                                ongoing introduction of process model management within the Company and constant enhancing of the Company’s internal structure by reengineering principal business processes;

•                                development, implementation and maintenance of Quality Management System in compliance with requirements of GOST R ISO 9001-2001;

•                                further development and regulation of business processes when rendering telecommunications.

OJSC Rostelecom key tasks for the information technology processes are the following:

•                                further implementation of the unified billing system for settlements between operators that will enable the Company to enhance its overall performance and strengthen its competitive position due to optimization of business processes, improvement of transparency and precision of settlements between operators. It will also facilitate the introduction of a more flexible tariff policy and support the rapid launch of new services;

•                                implementation and setup of subscriber unified billing system that enables the Company to render telecommunication services for end users in accordance with new principles for long-distance services provision;

•                                modernization of corporate data transfer network;

•                                implementation of the corporate information storage system.

•                  Company’s Tasks for Personnel Management System Improvement

•                                enhancement of Company operational efficiency by optimization of organizational structure and growth of skill, professionalism and motivation level of its employees;

•                                development of the system for employees’ adaptation and training;

•                                development of the Company’s corporate culture and optimization of social schemes;

•                                improvement of non-state pension fund scheme;

•                                development of the Company’s personnel motivation system.

The Company is not planning to change its core activities.

3.4.                The Issuer’s Participation in Industrial, Banking and Financial Groups, Holding Companies, Concerns and Associations

Organization: Association of Operators of the ISKRA Federal Network of Business Services

The issuer’s position and functions in the Organization: The issuer is a member of the Association and, equally with the other members, has the rights and obligations with respect to realization of the Association’s main objectives, namely: promoting the development of the Interrelated Communications Network of the Russian Federation and promoting the development of the Iskra dedicated federal network of business services.

The Company is a member of Association since July 21, 2001.

3.5.                The Issuer’s Subsidiaries And Dependent Companies

Abbreviated name: CJSC MTs NTT

Full name: Closed Joint Stock Company Moscow Center for New Telecommunications Technologies

Location: 46 Arbat St., Moscow, 121002, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 100.00%

The Company’s interest in the outstanding ordinary shares of the organization: 100.00%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: provision of fixed local, long-distance and international telephony services, and of data transmission services.

Value for the Company: gaining traffic from corporate clients to be passed through the Company’s facilities

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Andrey Alexeevich Gaiduk

Year of Birth: 1973

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Olga Nikolaevna Rumyantseva

Year of Birth: 1973

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Vladimir Vladimirovich Kozin

Year of Birth: 1970

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Sergey Mikhailovich Klyushnikov

Year of Birth: 1971

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Oleg Stanislavovich Shedenkov

Year of Birth: 1975

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Collective executive body not provided for by the Charter.

Sole executive body:

Full name: Andrey Leonidovich Petrov

Year of Birth: 1974

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Abbreviated name: CJSC Westelcom

Full name: Closed Joint Stock Company Westelcom

Location:7 Butlerova St.,Moscow, 117485, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 100.00%

The Company’s interest in the outstanding ordinary shares of the organization: 100.00%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: financing and provision of services associated with acquisition and expansion of telecommunications networks and systems using up-to-date technologies for digital telecommunications and data transit.

Value for the Company: leasing FOLs.

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Sergey Gennadievich Ivanov

Year of Birth: 1966

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Oleg Stanislavovich Shedenkov

Year of Birth: 1975

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Vadim Mikhailovich Yakovlev

Year of Birth: 1968

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Marina Vladilenovna Bulgakova

Year of Birth: 1971

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Olga Viktorovna Sidorenko

Year of Birth: 1978

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Collective executive body not provided for by the Charter.

Sole executive body:

Full name: Oleg Stanislavovich Shedenkov

Year of Birth: 1975

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Abbreviated name: LLC Telecomcenter

Full name: Limited Liability Company Telecomcenter

Location: Dmitrovskoe shosse, 46, bldg. 1, Moscow, 127238, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 100.00%

The Company’s interest in the outstanding ordinary shares of the organization: 100.00%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Type of business: scientific and technical services.

Value for the Company: controlling other subsidiaries

Composition of Board of Directors: not provided for by the Charter.

Sole executive body: not formed due to lack of need to form this body.

Sole executive body:

FULL NAME: Andrej Viktorovich Demchenko

Year of Birth: no data

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: LLC Malakhit Rest House

Full name: Limited Liability Company Malakhit Rest House

Location: 15 Shcherbak St., Yalta, 334200, Autonomous Republic of Crimea, Ukraine

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 100.00%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: provision of comprehensive year-round therapy and recreation services.

Value for the Company: rendering therapy and recreation services for the Company’s employees

Composition of Board of Directors: not provided for by the Charter.

Collective executive body: not formed due to lack of need to form this body.

Sole executive body:

FULL NAME: Valery Matveevich Vantsov

Year of Birth: 1947

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: CJSC Zebra Telecom

Full name: Closed Joint Stock Company Zebra Telecom

Location: Trubnaya St., 24, bldg. 3, Moscow, 103051, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 99.99%

The Company’s interest in the outstanding ordinary shares of the organization: 99.99%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: telecommunications services

Value for the Company: provision of domestic and international long-distance telecommunication services, Internet access using pre-paid cards

Composition of Board of Directors

FULL NAME: Andrey Alekseevich Gayduk

Year of Birth: 1973

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Dmitriy Yevgenyevich Yerokhin

Year of Birth: 1950

Interest of above person in issuer’s charter capital: 0.00037%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Alexander Ivanovich Isaev

Year of Birth: 1953

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Vadim Mikhaylovich Yakovlev

Year of Birth: 1968

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Viktor Ivanovich Kaledin

Year of Birth: 1965

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Collective executive body not provided for by the Charter.

Sole executive body:

FULL NAME: Viktor Ivanovich Kaledin

Year of Birth: 1965

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: LLC Informtek

Full name: Limited Liability Company Informtek

Location: 7 Sokhan St., Yalta, Autonomous Republic of Crimea, Ukraine

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 99.90%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

The Board of Directors has not been formed.

Types of business: lease of property.

Value for the Company: non-material.

Composition of Board of Directors: not provided for by the Charter.

Collective executive body: not formed due to lack of need to form this body.

Sole executive body:

Full name: Yuliy Pavlovich Konontsev

Year of Birth: 1938

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Abbreviated name: CJSC RTC-Center

Full name: Closed Joint Stock Company RTC-Center

Location: 15a Kalanchevskaya St., Moscow, 107078, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 99.00%

The Company’s interest in the outstanding ordinary shares of the organization: 99.00%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: foreign economic activities, research, consulting and marketing services

Value for the Company: non-material

Board of Directors, Collective executive body and Sole executive body: not formed due to lack of company activities.

Abbreviated name: CJSC Telecomcity

Full name: Closed Joint Stock Company Telecomcity

Location: 5 Delegatskaya St., Moscow, 127091, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 80.00%

The Company’s interest in the outstanding ordinary shares of the organization: 80.00%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: managing of development and real estate property, consulting on financial and economic issues of Russia’s cooperation with other countries

Value for the Company: non-material

Board of Directors, Collective executive body and Sole executive body: not formed due to lack of company activities.

Abbreviated name: CJSC SK Costars

Full name: Closed Joint Stock Company Insurance Company Costars

Location: 2 Pavel Korchagin St., Moscow, 129278, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 86.67%

The Company’s interest in the outstanding ordinary shares of the organization: 86.67%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: insurance.

Value for the Company: insurance of employees

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Anatoly Georgievich Nazeikin

Year of Birth: 1946

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Oleg Stanislavovich Shedenkov

Year of Birth: 1975

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Galina Vassilienva Rysakova

Year of Birth: 1967

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Marina Vladilenovna Bulgakova

Year of Birth: 1971

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Dmitry Alexandrovich Ageev

Year of Birth: 1972

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Collective executive body: not provided for by the Charter

Sole executive body:

Full name: Nikolay Alexandrovich Polosukhin

Year of Birth: 1951

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: CJSC GLOBUS-TELECOM

Full name: Closed Joint Stock Company GLOBUS-TELECOM

Location: 38 Obraztsova St., Moscow, 127018, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 74.58%

The Company’s interest in the outstanding ordinary shares of the organization: 74.58%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: leased communication lines and equipment services.

Value for the Company: provision of communication services on the market of special consumers and on the corporate market of end-users of Moscow and large regional centers of Russia.

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Dmitriy Yevgenyevich Yerokhin

Year of Birth: 1950

Interest of above person in issuer’s charter capital: 0.00037%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Andrey Alekseevich Gayduk

Year of Birth: 1973

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Boris Ivanovich Girichev

Year of Birth: 1947

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Alexandr Ivanovich Isaev

Year of Birth: 1953

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Alexandr Vasilyevich Kozhanov

Year of Birth: 1940

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Vasiliy Fyodorovich Matryonin

Year of Birth: 1956

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Olga Nikolaevna Rumyantseva

Year of Birth: 1973

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Svetlana Pavlovna Sinadskaya

Year of Birth: 1971

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Sole executive body:

FULL NAME: Vasiliy Fyodorovich Matryonin

Year of Birth: 1956

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: CJSC Incom

Full name: Closed Joint Stock Company Incom

Location: 27/26, Bldg 3 Zubovsky Blvd., Moscow, 121021, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 54.38%

The Company’s interest in the outstanding ordinary shares of the organization: 54.38%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: provision of long-distance and international communications services.

Value for the Company: gaining of additional long-distance and international traffic.

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Sergey Gennadievich Ivanov

Year of Birth: 1966

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Oleg Stanislavovich Shedenkov

Year of Birth: 1975

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Gennady Sergeevich Drynkin

Year of Birth: 1959

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

FULL NAME: Marina Vladilenovna Bulgakova

Year of Birth: 1971

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Yevgeniy Alexandrovich Ustinov

Year of Birth: 1984

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Collective executive body: not provided for by the Charter

Sole executive body:

Full name: Gennady Sergeevich Drynkin

Year of Birth: 1959

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: CJSC Globaltel

Full name: Closed Joint Stock Company Globalstar Space Telecommunications

Location: 25, Bldg 2 Dubovaya Roshcha St., Moscow, 127427, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 51.00%

The Company’s interest in the outstanding ordinary shares of the organization: 51.00%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: provision of Globalstar satellite mobile communications network services in Russia and the CIS.

Value for the Company: providing satellite telecommunications services

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Dmitry Yevgenievich Yerokhin

Year of Birth: 1950

Interest of above person in issuer’s charter capital: 0.00037%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Vladimir Vladimirovich Terekhov

Year of Birth: 1958

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Oleg Stanislavovich Shedenkov

Year of Birth: 1975

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Alexey Vitalievich Ostapchuk

Year of Birth: 1961

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Andrey Alexeevich Gaiduk

Year of Birth: 1973

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Sergey Gennadievich Ivanov

Year of Birth: 1966

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Vadim Mikhailovich Yakovlev

Year of Birth: 1968

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Collective executive body: not provided for by the Charter

Sole executive body:

Full name: Alexey Vitalievich Ostapchuk

Year of Birth: 1951

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: CJSC Aquapark RT

Full name: Closed Joint Stock Company Aquapark RT

Location: 5 Delegatskaya St., Moscow, 103091, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest excesses 20% of the charter capital

The Company’s interest in the charter capital of the organization: 50.00%

The Company’s interest in the outstanding ordinary shares of the organization: 50.00%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: development and operating activities of the aquapark

Value for the Company: non-material.

Board of Directors, Collective executive body and Sole executive body: not formed due to lack of company activities.

Abbreviated name: OJSC CC Business Network

Full name: Open Joint Stock Company Central Company Business Network

Location: 1, Bldg 2 Marshal Vasilevsky St., Moscow, 123098, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest excesses 20% of the charter capital

The Company’s interest in the charter capital of the organization: 43.50%

The Company’s interest in the outstanding ordinary shares of the organization: 43.50%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: provision of R&D services, production and implementing of technical systems for communication protection and signalizing of unauthorized access

Value for the Company: non-material

Board of Directors, Collective executive body and Sole executive body: not formed due to lack of company activities.

Abbreviated name: OJSC MMTS No. 9

Full name: Open Joint Stock Company Moscow Long-Distance Exchange No. 9

Location: 7 Butlerov St., Moscow, 117485, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest excesses 20% of the charter capital

The Company’s interest in the charter capital of the organization: 36.86%

The Company’s interest in the outstanding ordinary shares of the organization: 49.14%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: leasing out premises, provision of communications services.

Value for the Company: lease of premises

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Dmitry Yevgenievich Yerokhin

Year of Birth: 1950

Interest of above person in issuer’s charter capital: 0.00037%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Andrey Alexeevich Gaiduk

Year of Birth: 1973

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Sergey Anatolyevich Bulancha

Year of Birth: 1959

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Tamara Alexeevna Moiseeva

Year of Birth: 1956

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Andrey Genndyevich Kurochkin

Year of Birth: 1970

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Collective executive body:

Chairman of the Management Board:

Full name: Yuri Timofeevich Kukushkin

Year of Birth: 1956

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Svetlana Viktorovna Pasko

Year of Birth: 1969

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Vyadut Mukmenovich Ibragimov

Year of Birth: 1951

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Dinara Shamilevna Zabiyan

Year of Birth: 1975

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Yelena Vladimirovna Churikova

Year of Birth: 1954

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Sole executive body:

Full name: Yuri Timofeevich Kukushkin

Year of Birth: 1956

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Abbreviated name: JSC Closed-Type Razbeg-Marafon

Full name: Joint Stock Company Closed-Type Razbeg-Marafon

Location: 56 Trifonovskaya St., Moscow, 129116, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest excesses 20% of the charter capital

The Company’s interest in the charter capital of the organization: 33.33%

The Company’s interest in the outstanding ordinary shares of the organization: 33.33%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: development and production of means for transferring, storage, processing and protection of information

Value for the Company: non-material

Board of Directors, Collective executive body and Sole executive body: not formed due to lack of company activities.

Abbreviated name: OJSC RTComm.Ru

Full name: Open Joint Stock Company RTComm.Ru

Location: 2nd Zvenigorodskaya St., 13, bldg. 43, Moscow, 123022, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest excesses 20% of the charter capital

The Company’s interest in the charter capital of the organization: 31.10%

The Company’s interest in the outstanding ordinary shares of the organization: 31.10%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: Internet services provider

Value for the Company: Gaining Internet access service

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Yuri Alexandrovich Bilibin

Year of Birth: 1971

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Svetlana Borisovna Vlasova

Year of Birth: 1958

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Artur Petrovich Akopyan

Year of Birth: 1973

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Viktor Iosifovich Koresh

Year of Birth: 1953

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Mikhail Grigorievich Trufanov

Year of Birth: 1960

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Andrey Alexeevich Gaiduk

Year of Birth: 1973

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Vladimir Vladimirovich Terekhov

Year of Birth: 1958

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Collective executive body: not provided for by the Charter.

Sole executive body:

Full name: Rostislav Vladimirovich Gromov

Year of Birth: 1963

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: ALC Teleradiokompaniya Yalta

Full name: Additional Liability Company Teleradiokompaniya Yalta (Yalta Broadcasting Corporation)

Location: 7 Sohan St., Yalta, 334200, Autonomous Republic of Crimea, Ukraine

The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest excesses 20% of the charter capital

The Company’s interest in the charter capital of the organization: 30.00%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: cable broadcasting.

Value for Rostelecom: non-material.

Composition of Board of Directors and Collective executive body: not provided for by the Charter.

Sole executive body:

Full name: Yuliy Pavlovich Konontsev

Year of Birth: 1938

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Abbreviated name: LLC Tver’ Telecom

Full name: Limited Liability Company Tver’ Telecom

Location: 170000, the city of Tver’, Novotorzhskaya st., bldg. 24

The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest excesses 20% of the charter capital

The Company’s interest in the charter capital of the organization: 26.00%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: cable broadcasting.

Value for Rostelecom: non-material

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Anna Petrovna Belyaeva

Year of Birth: no data

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Sergey Anatolievich Grushin

Year of Birth: no data

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Oleg Stanoslavovich Shedenkov

Year of Birth: 1975

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Vyacheslav Yakovlevich Sergienko

Year of Birth: no data

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Artem Andreevich Tynyanskiy

Year of Birth: no data

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Collective executive body: not provided for by the Charter.

Sole executive body:

Full name: Vitaly Stepanovich Kostenko

Year of Birth: 1944

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: CJSC InformCourierSvyaz

Full name: Closed Joint Stock Company InformCourierSvyaz

Location: 6, Bldg 1, 4 Verkhny Mikhailovsky Proyezd, Moscow, 117419, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest excesses 20% of the charter capital

The Company’s interest in the charter capital of the organization: 25.25%

The Company’s interest in the outstanding ordinary shares of the organization: 25.25%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: publication of an information bulletin

Value for the Company: non-material

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Vladimir Semenovich Rombro

Year of Birth: 1938

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Oleg Stanoslavovich Shedenkov

Year of Birth: 1975

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Pavel Sergeevich Dobrin

Year of Birth: 1959

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Galina Yevgenievna Monina

Year of Birth: 1946

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Alexandr Georgievich Tokaev

Year of Birth: 1964

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Collective executive body: not provided for by the Charter

Sole executive body:

Full name: Galina Yevgenievna Monina

Year of Birth: 1946

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: CJSC Rustel

Full name: Closed Joint Stock Company Rustel

Location: 2 Pavel Korchagin St., Moscow, 129278, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest excesses 20% of the charter capital

The Company’s interest in the charter capital of the organization: 25.00%

The Company’s interest in the outstanding ordinary shares of the organization: 25.00%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: provision of satellite communications services.

Value for the Company: non-material

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Boris Yevgenievich Kurakin

Year of Birth: 1938

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Vladimir Vladimirovich Terekhov

Year of Birth: 1958

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Serafim Vassilievich Kolpakov

Year of Birth: 1933

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Yevgeniy Borisovich Kurakin

Year of Birth: 1979

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Charles Brazell

Year of Birth: 1940

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Collective executive body: not provided for by the Charter.

Sole executive body:

Full name: Oleg Vladimirovich Shitikov

Year of Birth: 1960

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: CJSC NTTs COMSET

Full name: Closed Joint Stock Company COMSET Research and Technology Center

Location: 7 Zeleny Prospect, Moscow, 111141, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest excesses 20% of the charter capital

The Company’s interest in the charter capital of the organization: 22.18%

The Company’s interest in the outstanding ordinary shares of the organization: 22.18%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: scientific and technological research; design, survey and development; education and training.

Value for the Company: non-material

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Alexander Sergeevich Adzhemov

Year of Birth: 1955

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Vadim Mikhailovich Yakovlev

Year of Birth: 1968

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Oleg Stanoslavovich Shedenkov

Year of Birth: 1975

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Alexey Pavlovich Baranov

Year of Birth: 1974

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Dmitriy Anatolyevich Yermoshkin

Year of Birth: 1965

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Sergey Prokofievich Soloviev

Year of Birth: 1946

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Yevgeniya Yuryevna Borzilo

Year of Birth: 1980

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Nikolay Viktorovich Savlukov

Year of Birth: 1958

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Vassily Grigorievich Dedoborshch

Year of Birth: 1929

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Collective executive body: not provided for by the Charter

Sole executive body:

Full name: Sergey Prokofievich Soloviev

Year of Birth: 1946

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

3.6.                The Issuer’s Fixed Assets: Composition, Structure, Value, Planned Purchases, Replacement, Retirement and Any Encumbrances

3.6.1.                  Fixed Assets

Historical value and depreciation of the Company’s fixed assets as of June 30, 2006:

N	Fixed asset category	Historical (replacement) cost, thousand rubles	Accrued depreciation, thousand rubles
1	Land plots and nature management facilities	5,682
2	Buildings and structures	20,124,080	12,991,745
3	Housing	388,592	3,999
4	Plant and equipment	38,972,548	27,487,771
5	Vehicles	664,514	386,794
6	Other tangible fixed assets	268,885	152,386
7	Low value fixed assets	63	—
	Total, thousand rubles:	60,424,364	41,022,695

Revaluation of fixed assets and long-term leased fixed assets during the last 5 (five) fiscal years was not conducted.

There is no information about historical value of the fixed assets before the revaluation on January 1, 1996.

Depreciation methods by groups of fixed assets

1.                         Land plots and nature management facilities – are not depreciated.

2.                         Buildings and structures – straight line depreciation.

3.                         Housing – straight line depreciation (depreciation is accrued on a separate off-balance account).

4.                         Plant and equipment – straight line depreciation.

5.                         Vehicles – straight line depreciation.

6.                         Other tangible fixed assets – straight line depreciation.

7.                         Low value fixed assets – writing-off as they are issued to operations.

The revaluation of fixed assets held on January 1, 1996, was conducted in accordance with the fixed capital depreciation ratios as set by the Russian Federation State Committee for Statistics.

As of June 30, 2006 the Company has no plans involving the retirement, acquisition and/or replacement of fixed assets, the value of which is equal or over 10% of the aggregate value of the Company’s fixed assets, or other fixed assets, as well as any encumbrances placed upon them.

IV.                    The Issuer’s Financial And Business Operations

4.1.                The Issuer’s Financial and Business Results

4.1.1.                  Profit And Losses

Indicator	2nd quarter 2006	2nd quarter 2005
Proceeds, thousand rubles	28,709,944	18,011,348
Gross profit, thousand rubles	3,920,418	6,286,829
Net profit (undistributed profit (uncovered loss)), thousand rubles	2,735,603	4,415,895
Return on own capital, %	7	15
Return on assets, %	5	10
Net profitability ratio, %	10	25
Return on products (sales), %	14	35
Capital turnover, %	0.62	0.55
Uncovered loss as of reporting date, thousand rubles	—	—
Ratio of uncovered loss as of reporting date and balance sheet total value, %	0	0

The calculations here in this item of the Quarterly Report were conducted in accordance with Russian Accounting Standards.

Analysis of the Company’s profitability based on the dynamics of the given above indicators for the 2nd quarter of 2006 compared to the 2nd quarter of 2005:

Company’s proceeds increased by 9,208,516 thousand rubles (47%), gross profit has reduced by 2,544,054 thousand rubles (-39%), net profit has reduced by 2,925,434 thousand rubles (-52%).

Return on own capital has reduced by 56% due to:

•                              decrease in net profit by 2,925,434 thousand rubles (-52%);

•                              increase in own capital by 3,868,628 thousand rubles (11%).

Return on assets decreased by 55%, due to:

•                              decrease in net profit by 2,925,434 thousand rubles (-52%);

•                              increase in quarterly average book value of assets as of the beginning and the end of the reporting period by 8,670,989 thousand rubles (19%).

Net profitability ratio has decreased by 80% due to:

•                              decrease in net profit by 2,925,434 thousand rubles (-52%);

•                              increase in proceeds by 9,208,516 thousand rubles (47%).

Return on products (sales) decreased by 59% due to:

•                              increase in proceeds by 9,208,516 thousand rubles (47%);

•                              increase in production price by 11,752,570 thousand rubles (90%).

Ratio of capital turnover increased by 20% ,due to:

•                              increase in proceeds by 9,208,516 thousand rubles (47%);

•                              increase in quarterly average book value of assets as of the beginning and the end of the reporting period by 8,670,989 thousand rubles (19%);

•                              increase of the mean value of current liabilities as of the beginning and the end of reporting period by 553,447 thousand rubles (25%).

The indicators calculation methodology:

Indicator	Calculation methodology
Proceeds, thousand rubles	Total proceeds from sale of goods, products, work, services
Gross profit, thousand rubles	Proceeds (sales proceeds) – cost price of goods, products, work, services sold (less commercial and management costs)
Net profit (undistributed profit (loss)), thousand rubles	Profit (loss) from usual operations for the reporting period
Return on own capital, %	(Net profit) / (capital and reserves – target financing and proceeds + deferred income – own shares redeemed from shareholders) x 100
Return on assets, %	(Net profit) / (average book value of assets for the reporting period) x 100
Net profitability ratio, %	(Net profit) / (proceeds) x 100
Return on products (sales), %	(Profit on sales) /(proceeds) x 100
Capital turnover ratio

(Proceeds) /(average book value of fixed assets as of the beginning and the end of reporting period – average value of current (short-term) liabilities as of the beginning and the end of reporting period)

Uncovered loss as of reporting date, thousand rubles	Uncovered loss of past years + uncovered loss of the reporting year
Ratio of uncovered loss as of reporting date and balance sheet total value	Uncovered loss as of the reporting date / average book value of assets as of the beginning and the end of the reporting period

4.1.2.                  Factors That Influenced Changes in the Amount of Proceeds from the Sale of Products, Work and Services by the Issuer and Income (Losses) From its Principal Operations

First half 2006 revenues amounted to RUR 28,709.9 million - a year-on-year increase of 47.2%. The increase is primarily attributable to higher DLD and outgoing ILD revenues as a result of the transition to the new system of interaction with Russian operators and subscribers for the provision of domestic and international long-distance services, which came into effect on January 1, 2006.

Domestic long-distance (DLD) traffic for the first six months 2006 amounted to 4,770.2 million minutes – a 1.2% increase year on year. First half 2006 DLD revenues grew 70.4% and totaled RUR 15,231.4 million.

Outgoing international long-distance (ILD) traffic rose 12.4% to 902.5 million minutes. ILD revenues from Russian operators and subscribers increased by 42.8% over the first half 2005 and totaled RUR 6,347.6 million.

First half 2006 incoming ILD traffic totaled 1,088.6 million minutes - a year-on-year increase of 27.6%. Rostelecom increased its share of incoming international traffic, underscoring the strength of the Company’s market position. Revenues from international operators for incoming ILD traffic transit and termination rose 4.0% year on year to RUR 2,051.0 million.

Revenue from other business segments increased by 21.8% compared to the first half 2005 to RUR 5,079.9 million, reflecting the growth of new products and services. Rostelecom delivered solid increases in revenues from leased lines, intelligent network services and customer equipment servicing. For the first six months of 2006, revenues from leased line services grew 22.8% to RUR 3,449.3 compared to the same period last year.

Rostelecom’s operating expenses for the first half 2006 amounted to RUR 24,789.5 million. The 90.1% increase compared to last year was driven mainly by higher payments to Russian operators which increased by a factor of 3.5 times mainly as a result of the new interaction system.

Depreciation increased 22.5% year on year to RUR 1,556.4 million for the first six months of 2006 as a result of significant additions of property, plant and equipment in 2005.

As a result of higher operating costs, EBITDA for the first half 2006 totaled RUR 5,476.8 million down 29.2% year on year, representing an EBITDA margin of 19.1%.

Operating profit amounted to RUR 3,920.4 million, down 39.4% compared to last year.

The result from other operating activities for the first six months 2006 totaled RUR (211.7) million compared to RUR 1,119.1 million a year ago. The decrease is mainly driven by a revaluation of the Company’s financial investments and a decrease in gains from the sale of investments. Rostelecom recorded a RUR (185.1) million net revaluation loss for the first half 2006 compared to RUR 633.7 million net revaluation gain a year ago. Net income from the sale of investments in the first half of 2006 was RUR 13.5 million compared to RUR 472.9 million for the first half of 2005. The decrease is primarily attributable to the sale of Rostelecom’s interest in Telmos in the first half of 2005.

The result from other non-revenue activities for the first half 2006 amounted to RUR (34.6) million compared to RUR (172.1) million a year ago.

Rostelecom’s net profit for the first half 2006 totaled RUR 2,735.6 million compared to RUR 5,661.0 million a year ago.

4.2.                The Issuer’s Liquidity

Indicator	As of June 30, 2006	As of June 30, 2005
Own current assets, thousand rubles	6,749,429	8,958,571
Permanent assets index	0.83	0.75
Current liquidity ratio	2.11	2.26
Quick liquidity ratio	1.91	2.07
Financial independence (autonomy) ratio	0.68	0.73

Company liquidity analysis based on the dynamics of the given above indicators for the 2nd quarter of 2006 compared to the 2nd quarter of 2005:

Own current assets decreased by 2,214,081 thousand rubles (-25%) due to:

•                              increase in capital and reserves (loss purpose financing and including future periods profits) by 3,868,628 thousand rubles (11%);

•                              increase in non-current assets by 6,082,709 thousand rubles (22%).

Permanent assets index increased by 11% due to:

•                              increase in capital and reserves (loss target financing and including deferred income) by 3,868,628 thousand rubles (11%);

•                              increase in non-current assets by 6,082,709 thousand rubles (22%);

•                              decrease in long-term accounts receivable by 4,240 thousand rubles. (-25%).

Current liquidity ratio decreased by 6% due to:

•                              increase in current assets by 2,950,961 thousand rubles (13%);

•                              increase in current liabilities (less deferred income ) by 2,071,581 thousand rubles (21%).

Quick liquidity ratio decreased by 8% due to:

•                              increase in assets realized at short notice (quick assets) by 2,423,881 thousand rubles (12%);

•                              increase in current liabilities (less deferred income) by 2,071,581 thousand rubles (21%).

Financial independence (autonomy) ratio decreased by 6% due to:

•                              increase in capital and reserves (loss target financing including deferred income) by 3,868,628 thousand rubles (11%)

•                              increase in assets by 9,029,430 thousand rubles (18%).

The indicators calculation methodology:

Indicators	Calculation methodology
Own current assets, thousand rubles	Capital and reserves (less own shares redeemed from shareholders) – target financing and receipts + deferred income – non-current assets
Permanent assets index	Non-current assets + long-term receivables / capital and reserves (less own shares redeemed from shareholders) – target financing and receipts + deferred income
Current liquidity ratio	Current assets – long-term receivables /short-term liabilities (less deferred income)

Quick liquidity ratio	(Current assets – inventories – value added tax on valuables acquired – long-term receivables) / short-term liabilities (less deferred income)
Financial independence (autonomy) ratio	Capital and reserves (less own shares redeemed from shareholders) – target financing and receipts + deferred income / non-current assets + current assets

4.3.                The Issuer’s Capital and Current Assets Size and Structure

4.3.1.                  The Issuer’s Capital and Current Assets Size and Structure

The structure and the amount of capital of OJSC Rostelecom (in thousand rubles):

Indicator	As of June 30, 2006	As of June 30, 2005
The Charter Capital*	2,429	2,429
Total value of bought out stock	—	—
Reserve Capital	364	364
Additional capital, total	9,866,568	11,063,154
Including:
Asset value increase under revaluation	9,558,859	10,751,390
Issue revenue	302,889	302,889
Retained earnings	29,868,039	24,764,625
Target financing	9,991	5,027
Total amount of capital	39,747,391	35,835,599

*The amount of capital is in accordance with the Company’s foundation documents.

Pursuant to the Company’s practices and the dynamics of operating revenues and expenditures in 2005, the Company mainly finances current assets from its own sources without borrowing funds. The Company does not have information on factors that may prompt changes in the policy of current assets financing and cannot assess the probability of their emergence.

The structure and the amount of current assets of OJSC Rostelecom (in thousand rubles) are shown below:

Indicator	As of 30 June, 2006	As of 30 June 2005
Inventories	1,595,241	899,706
Value-added tax on acquired assets	801,613	970,068
Accounts receivable (payment expected more than 12 months after the reporting date)	12,676	16,916
Accounts receivable (payment expected within 12 months of the reporting date)	11,228,765	8,514,058
Short-term financial investments	10,128,549	11,239,561
Monetary assets	1,511,863	691,656
Other current assets	991	1,012
Total amount of current assets	25,279,698	22,332,977

The analysis of the dynamics of the given above indicators for the 2nd quarter of 2006 compared to the 2nd quarter of 2005:

As of June 30, 2006, the amount of the Company’s non-fixed assets totaled to 25,279,698 thousand rubles and increased by 2,946,721 thousand rubles (13%) compared to the amount of non-fixed assets as of June 30, 2005, due to the following factors:

•                              increase in short-term account receivables by 2,714,707 thousand rubles (32%) owing to the new settlements system effective from January 1, 2006;

•                              decrease in short-term financial investments by 1,111,012 thousand rubles (-10%);

•                              increase in monetary assets by 820,207 thousand rubles (119%);

•                              increase in other non-fixed assets by 522,819 thousand rubles (26%).

4.3.2.                  The Issuer’s Financial Investments

Category of securities: ordinary shares.
Full official name: Golden Telecom, Inc. (registered in the state of Delaware, USA).
Abbreviated official name: Golden Telecom, Inc. (registered in the state of Delaware, USA).
Securities identification number: 38122G 107.
Quantity: 4,024,067 shares.
Total par value of securities owned: 40,240.67 U.S. dollars.
Total balance sheet value of securities owned: 2,762,321,254.92 rubles.

Size of dividend declared for the 4th quarter of 2003 on ordinary shares: 804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: March 18, 2004.

Size of dividend declared for the 1st quarter of 2004 on ordinary shares: 804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: June 28, 2004.

Size of dividend declared for the 2nd quarter of 2004 on ordinary shares: not declared.

Size of dividend declared for the 3rd quarter of 2004 on ordinary shares: 804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: November 22, 2004.

Size of dividend declared for the 4th quarter of 2004 on ordinary shares: 804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: January 14, 2005.

Size of dividend declared for the 1st quarter of 2005 on ordinary shares: 804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: March 31, 2005.

Size of dividend declared for the 2nd quarter of 2005 on ordinary shares: 804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: July 01, 2005.

Size of dividend declared for the 3rd quarter of 2005 on ordinary shares: 804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: September 30, 2005.

Size of dividend declared for the 4th quarter of 2005 on ordinary shares: 804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: December 31, 2005.

Size of dividend declared for the 1st quarter of 2006 on ordinary shares: 804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: March 31, 2006.

Size of dividend declared for the 2nd quarter of 2006 on ordinary shares: 804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: June 30, 2006.

The Company made no provisions for depreciation of these securities

The size of potential losses linked with the bankruptcy of Golden Telecom, Inc. equals the total balance sheet value of shares and amounts to 2,762,321 thousand rubles.

The Company made the provisions for financial assets depreciation as follows (thousand rubles):

No	Type of provision	2nd quarter 2006
1	The provision for securities depreciation	21,461
2	The provision for other charter investments depreciation	—
3	The provision for depreciation of joint activities	—
4	The provision for loan depreciation	425,563
	Total amount of provisions	447,024

The calculations in this section of the quarterly report were made in compliance with the Russian Accounting Standards “Financial investments accounting” RAS 19/02 approved by the Order of Ministry of Finance No.126n dated December 10, 2002.

4.3.3.                  The Issuer’s Intangible Assets

As of June 30, 2006 the book value of Rostelecom’s intangible assets and the value of intangible assets depreciation accrued total as follows hereinafter in the table:

No	Item	Full cost	Size of accrued depreciation

1	The owner’s exclusive right to the trademark and the service mark, the name of the place of goods’ origin.	23	6
Total, thousand rubles:		23	6

The calculations in this section of the quarterly report were made in compliance with the Russian Accounting Standards “Intangible assets accounting” RAS 14/2000 approved by the Order of Ministry of Finance No. 91n dated October 16, 2000.

4.4.         The Issuer’s R&D, Licenses and Patents, New Development and Research Project Policies and Expenditures

The Company does not carry out research on its own. All new developments that are employed to improve the services provided by the Company and cut its costs are carried out by specialized research organizations.

The licenses owned by the Company are given in item 3.2.10. Additional Requirements to Issuers That Are Providers of Communications Services, sub-item Communications Licenses.

Currently, OJSC Rostelecom holds the titles to the trademarks which priority was registered by the Russian Agency for Patents and Trademarks and the USSR State Committee for Inventions and Discoveries on April 10, 1995 and March 6, 1985, respectively, whereupon certificates No. 125190 and No. 77120 were issued to OJSC Rostelecom.

Currently, there are minimum risks related to the expiry of licenses, held by the Company owing to the extension of operation licenses expiry date till 2013 and trademark licenses expiry date till 2014.

4.5.                Trends in Field of the Issuer’s of Principal Operations

Background information on the sector

The telecommunications sector is one of the economy’s major sectors that ensure the functioning and coordinated operation of all national and commercial systems. That is why the Russian government considers the development of the nation’s information and telecommunications infrastructure as one of the main factors to boost economic growth, business activity, and raise the country’s prestige in the international community.

The revenue of Russian telecommunications operators in 2005 totalled to 710 bln. rubles and increased by 31.4% compared to 2004. The revenue from fixed telecommunications services in 2005 grew by 32% year-on-year up to 668 bln. rubles and revenue from post services amounted to 42 bln. rubles or 22.4% increase compared to 2004. The total volume of IT and telecommunications market comprised to 1,018 bln. rubles in 2005 and grew up by 27,8% year-on-year. Russian telecommunications sector in 2005 amounted to 5% of gross domestic product of Russia. Such growth of IT and telecommunications sector was driven by domestic and foreign investments. Domestic investments in telecommunications fixed assets exceeded 120 bln. rubles and were about the level of 2004. 2005 foreign investment doubled compared to 2004 up to 75 bln. rubles.

The number of fixed telephones to 100 people amounted to 29.5, in large cities — Moscow and St. Petersburg — to 60 and 50 respectively. As of December 31, 2005 the number of subscribers of cellular telecommunications services amounted to 120 mln. and increased by 1,7 times compared to December 31, 2004. The growth of cellular subscribers was mostly driven by attracting new users in regions of Russia, as Moscow and St. Petersburg markets are already saturated — the level of penetration totaled to 135 and 118 cell phones to 100 people respectively. In 2005 the level of cellular telecommunications penetration amounted to 84 cell phones to 100 people.

Starting from January 1, 2006 under new regulation framework for telecommunications industry principles for provision of long-distance services to end users and interaction of operators have changed. This new regulation framework is based on Federal Law “On Communications” effective since 2004 as well as industry regulations approved by the Government of Russia which set new rules of operators interconnection and interaction, rules for local, intra-regional, domestic and international long-distance services provision and other rules and regulations of long-distance telecommunications services provision including license requirements to telecommunications operators.

The sector’s structure

Russian telecommunications industry has a multilevel structure due to a large number of services as well as to different geographical and territorial conditions.

1. Classification of services

The largest segment of Russian telecommunications industry as well as in other emerging markets is the segment of mobile operators. In 2005 it amounted to 40% of total revenue from telecommunications services. Revenue from local (including payphone services) and long-distance telecommunications services comprised to 15% and 11% of telecommunications market in 2005 respectively. Revenue from interconnection services and traffic transit totaled to 10%. Revenue from other telecommunications services amounted to about 20% of telecommunications market in Russia.

2. Classification by region

Revenue from provision of telecommunications services significantly differs in regions of Russia as well as for other industries of economy. In 2005 revenue of operators located in Central Federal District with 38 mln. people or 26% of population of Russia totaled to 54% of telecommunications market. Moscow telecommunications market is the largest in Russian and in 2005 comprised 84% of Central Federal District market.

Aggregately revenue of operators located in districts with population over 107 mln. people amounted to 46%, including North-West District – 9%, South District – 6%, Volga District – 11%, Urals District – 8%, Siberian District – 7%, Far East District – 5%.

In accordance with analysts’ estimations rapid growth of regional telecommunications markets will tend to adjustment of disproportions in regional structure of telecommunications industry in Russia

State regulation of the sector

The existing structure of executive authorities governing telecommunications includes six regulatory bodies — Ministry of information technologies and communications of RF, Federal telecommunications control service, Federal information technologies agency, Federal telecommunications agency, Federal antimonopoly service, and Federal tariff service.

Current legislation grants certain powers to the state in regulating natural monopolies in the telecommunications sector. The Law on Natural Monopolies provides a legal basis for state regulation over telecommunications service providers and tariff setting and other operations.

Competition on the communications market

In the framework of the liberalization of long-distance telecommunications services market at present more than 24operators, besides OJSC Rostelecom, have obtained licenses that grant them to render domestic and international long-distance communication services in Russia. As of the end of the 2nd quarter of 2006, there is another company, called OJSC Interregional TransitTelecom, which renders domestic and international long-distance telecommunication services besides Rostelecom.

Some operators continue to provide long-distance telecommunications services based on telephone cards and ip-telephony notwithstanding the new rules of long-distance telecommunications services provision effective since January 1, 2006, and thus decrease the Company’s market share. There is no certainty that the transition period to new regulatory framework for long-distance telecommunications services provision will be short. Additionally there are several companies in Russia providing ip-telephony services. Growth of cellular telecommunications services penetration also decreases the Company’s market share and increases volume of long-distance traffic to mobile operators. Furthermore OJSC MTS and OJSC Vimpelcom also obtained licenses that grant them to render long-distance telecommunications services.

The Company recognizes as its competitors the following operators:

OJSC Interregional TransitTelecom

The operator was established in 1994 to interconnect the telecommunications networks of mobile and fixed operators. Now OJSC Interregional TransitTelecom is one of AFC Systema holding companies. As of the date of this Report OJSC Interregional TransitTelecom is only one alternative operator that meets all license requirements and started long-distance telecommunications services provision in early 2006.

Golden Telecom, Inc.

Golden Telecom, Inc., Russian alternative telecommunications operator, provides services of telephony, data transfer and Internet access to corporate clients and individuals via its networks in a number of cities, including Moscow, St. Petersburg, Nizhny Novgorod, Samara, Kaliningrad, Krasnoyarsk. In 2005 Golden Telecom, Inc. obtained the control stake in CJSC Rascom, the operator that owns fiber optic telecommunications network of great importance Moscow – St. Petersburg – Finland.

Currently OJSC Rostelecom has 11% interest in Golden Telecom, Inc.

CJSC Trans Telecom

CJSC Trans Telecom owns and operates its trunk digital telecommunication network that covers most of regions of Russia. CJSC Trans Telecom renders domestic long-distance leased lines services, services of virtual private networks, Internet access, maintains the telecommunications network of OJSC Russian Railways and constructs telecommunications facilities for this network. OJSC Trans Telecom has interconnections with largest foreign telecommunications operators and provides services at high level of quality and reliability. The company offers Europe-Asia leased line services.

CJSC Equant

CJSC Equant, the subsidiary of France Telecom, provides telecommunications services and solutions mainly to corporate clients. The telecommunications network of CJSC Equant is interconnected to public switched telephone network and to foreign data transfer networks via satellite and fiber optic telecommunications channels. CJSC Equant is going to start providing long-distance telecoms services for end-users.

V.                        MEMBERS OF THE ISSUER’S MANAGEMENT BODIES, ITS FINANCIAL AND BUSINESS OPERATIONS AUDITING BODIES, AND BRIEF INFORMATION ABOUT THE ISSUER’S OFFICERS (EMPLOYEES)

5.1.                The Organization and Authority of the Issuer’s Management Bodies

The issuer’s management bodies are: the General Meeting of Shareholders, the Board of Directors, the General Director and the Management Board.

Under the Company’s Charter, the following issues are within the competence of the General Meeting of Shareholders:

1.                           The introduction of amendments and additions to the Charter with the exception of cases stipulated in Article 4.3 thereof, or the approval of a restated version of the Charter, which is adopted by no less than three quarters of the votes of shareholders holding the voting shares of the Company and participating in the meeting, with the exception of cases stipulated in Article 31.3 of the Charter;

2.                           The Company’s reorganization, the decision on which shall be adopted by no less than three quarters of shareholders holding the voting shares of the Company and participating in the meeting;

3.                           The Company’s liquidation, the appointment of the liquidation commission, the approval of the interim and final liquidation balance sheets, the decision on which shall be adopted by no less than three quarters of shareholders holding the voting shares of the Company and participating in the meeting;

4.                           The election of members of the Board of Directors, the decision on which is adopted by cumulative voting. Early termination of powers of the members of the Board of Directors, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

5.                           Determination of the amount, nominal value, category (class) of authorized shares, the decision on which shall be adopted by no less than three quarters of the shareholders holding the voting shares of the Company and participating in the meeting;

6.                           Decrease of the charter capital of the Company, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

7.                           The election of members to the Audit Commission and the early termination of their powers, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

8.                           The approval of the external auditor of the Company, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

9.                           The approval of the annual reports of the Company; annual accounting statements, including the profit and loss account statements of the Company; distribution of profit, including the payment (declaration) of dividends, the approval of the amount and form of dividends payable in each category and class of shares and the payment timeline, the approval of losses based on the results of a financial year, the decisions on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

10.                     The approval of the Regulations on the Board of Directors, the Regulations on the Audit Commission, the Regulations on the General Director, the Regulations on the Management Board, the Regulations on the General Meeting of Shareholders, and also amendments and additions to such Regulations, the decisions on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

11.                     Determination of the procedure for holding a general meeting of shareholders by way of approval of the Regulations on the General Meeting of Shareholders and amendments and additions to such Regulations, the decision on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

12.                     The increase of the charter capital of the Company through the increase of the nominal value of shares, the decision on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

13.                     The increase in the charter capital of the Company through the placement of additional shares by public offering in the event the number of additionally placed shares exceeds twenty-five (25) percent of the ordinary shares previously placed by the Company; such decision shall be adopted by at least three quarters of the votes of the shareholders holding the Company’s voting shares and participating in the meeting;

14.                     The increase in the charter capital of the Company through the placement of additional shares by private offering; such decision shall be adopted by at least three quarters of the votes of the shareholders holding the Company’s voting shares and participating in the meeting;

15.                     The placement by the Company of bonds convertible into shares and of other securities convertible into shares in the event such bonds (other issue securities) are placed by private or public offering provided that, in the event of public offering, bonds convertible into the Company’s shares (other issue securities) may be converted into ordinary shares of the Company totaling more than twenty-five (25) percent of the previously placed shares; such decision shall be adopted by at least three quarters of the votes of the shareholders holding the Company’s voting shares and participating in the meeting;

16.                     Splitting and consolidation of the Company’s shares, the decision on which shall be taken by a majority of the shareholders holding the Company’s voting shares and participating in the meeting;

17.                     The approval of transactions in cases and according to the procedure stipulated in Article 32 of the Charter;

18.                     The approval of major transactions in cases and according to the procedure stipulated in Article 31 of the Charter;

19.                     The decision on the payment (declaration) of annual dividends, the approval of the amount, form, date and procedure of dividend payment for each category and class of shares, which is adopted upon the approval of the distribution of the Company’s profit and losses based on the results of the financial year;

20.                     The decision on the acquisition by the Company of its placed shares in cases stipulated by this Charter and the Federal Law on Joint Stock Companies, which shall be adopted by a majority of three quarters of the shareholders holding the voting shares of the Company and participating in the meeting;

21.                     The decision on participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations, which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

22.                     The decision on the matters, on which members of the Board of Directors have failed to vote unanimously, as required by the Charter or the federal laws of the Russian Federation in order to adopt such decision;

23.                     The decision on reimbursement, for the Company’s account, of expenses involved in the preparation and holding of an extraordinary general meeting of shareholders in the event that, in violation of the requirements of Russian Federation effective law, the Board of Directors has failed to adopt the decision on convening the extraordinary general meeting of shareholders and such meeting has been convened by other persons, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

24.                     The formation of the Counting Commission of the general meeting of shareholders, if the number of shareholders of the Company is less than 500 (five hundred), the decision on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

25.                     Decisions on other matters referred to the competence of the general meeting of shareholders by the Charter.

The general meeting of shareholders shall be entitled to adopt decisions on the matters stipulated in Articles 14.2.2, 14.2.10, 14.2.12, 14.2.13, 14.2.14, 14.2.15, 14.2.16, 14.2.17, 14.2.18, 14.2.19, 14.2.20, 14.2.21, 14.2.22 and 14.2.23, if proposed by the Board of Directors alone;

The general meeting of shareholders shall also be competent to decide on other matters referred to the competence of the general meeting of shareholders by federal laws.

The general meeting of shareholders may not consider and adopt decisions on the issues that are not referred to its competence by the Charter.

The general meeting of shareholders may not adopt decisions on the issues not included in the meeting’s agenda or change the agenda.

The powers of the Board of Directors under the Company’s Charter:

The competence of the Board of Directors of the Company shall include decision-making on matters of the overall management of the Company’s operations, except for issues referred by the Charter to the competence of the general meeting of shareholders.

The following issues shall be within the competence of the Board of Directors:

1.                           Defining the priority aspects of the Company’s activities, including the approval of the Company’s budgets, business plans and development strategies and programs;

2.                           Convening the annual and extraordinary general meetings of shareholders, except for the instances specified in Article 55 (8) of the Federal Law on Joint Stock Companies;

3.                           Approving the agenda of the General meeting of shareholders;

4.                           Setting the date for the preparation of the list of persons entitled to take part in the General Meeting of Shareholders and other issues referred to the competence of the Company’s Board of Directors in compliance with federal laws and the Charter and relating to the preparation and conduct of the General Meeting of Shareholders;

5.                           Submitting the issues envisaged in Article 14.3 of the Charter to the General Meeting of Shareholders for decision;

6.                           Increasing the Company’s charter capital by placing additional shares within the number and categories of authorized shares, as determined by the Charter;

7.                           Determining the market value of property envisaged by the effective law of the Russian Federation and the Charter;

8.                           Taking a decision pertaining to the acquisition of shares, bonds and other securities placed by the Company;

9.                           Determining the number of members of the Management Board of the Company, and appointing and early terminating the powers of its members, as proposed by the General Director;

10.                     Issuing recommendations for the amount of the remuneration and compensation payable to the members of the Audit Commission and determining the auditors’ fee;

11.                     Issuing recommendations for the amount of dividends on the shares of each category and class and the procedure for their payment;

12.                     Taking a decision regarding the use of the reserve and other funds of the Company;

13.                     Approving the Company’s internal documents governing the matters within the competence of the Board of Directors of the Company, in accordance with Russian Federation legislation, the Charter and the Regulations on the Board of Directors, except for the documents, the approval of which is referred to the competence of the General Meeting of Shareholders;

14.                     Establishing and liquidating branches; establishing and closing of the Company’s representative offices, the approval of the Model Regulations on the Company’s Branch (Representative Office), and approving regulations on branches (representative offices) endorsed by the General Director and of amendments and additions thereto;

15.                     Taking decisions pertaining to the Company’s participation (accession as a member, termination of participation or the change of a participatory interest) in other organizations, including by the sale or purchase of shares or interest in other organizations, except for the instances provided for under Article 14.2.21 of the Charter;

16.                     Taking decisions pertaining to the approval of major transactions in the case envisaged in Article 31 of the Charter;

17.                     Taking decisions on the approval of the transactions envisaged in Article 32 of the Charter;

18.                     Appointment of the General Director of the Company and early termination of his powers;

19.                     Determining the composition, scope and procedure for the protection of information constituting a commercial secret;

20.                     Approving decisions to issue securities, offering prospectuses and reports on the results of the issuance of the Company’s securities, quarterly reports of the securities issuer, reports on the results of the acquisition of the Company’s shares for the purposes of their redemption, the introduction of amendments and additions to them;

21.                     Approving the registrar and the terms of the agreement for maintaining the register of the Company’s shareholders, and also taking decision on the termination of such an agreement with the registrar;

22.                     Taking decisions on indemnifying Company’s officers, including members of the Board of Directors, for the losses incurred by such officers in connection with the performance of their official duties and/or the exercise of the powers of the Company’s representatives, as a result of claims, complaints, demands or civil liability sanctions made or imposed against them, including by the state and municipal agencies;

23.                     Taking decisions on the conclusion of insurance agreements to cover the liability of the Company’s officers, including the members of the Board of Directors, for damage inflicted on third parties by the Company’s officers in the course of performance of their official duties and/or exercise of the powers of the Company’s representatives;

24.                     Considering the reports of the Audit Commission and of the external auditors of the Company;

25.                     Approving the terms of the agreements concluded with the General Director and members of the Management Board;

26.                     Considering the matters relating to the remuneration of the General Director for the financial and business results pursuant to the terms of the agreement with the General Director of the Company;

27.                     Terminating the agreement with the General Director in the event of the early termination of his/her powers;

28.                     Taking decisions on offering bonds and other securities of the Company if under the terms of the placement of such bonds and other issued securities they are not convertible into the Company’s shares;

29.                     Taking a decision on the placement by the Company of bonds convertible into shares and of other issued securities convertible into shares if such bonds (other issued securities) are placed by public offering and may be converted into the Company’s ordinary shares amounting to 25 and less percent of the Company’s previously placed ordinary shares;

30.                     Taking a decision on the introduction of amendments and additions into the Charter involved in the establishment and liquidation of branches, the establishment and closure of the representative offices of the Company based on the results of the placement of the Company’s shares in case provided for by the Charter;

31.                     Electing (re-electing) the Chairman and deputy Chairman of the Board of Directors;

32.                     Appointing the Secretary of the Board of Directors and determining the amount of his/her remuneration;

33.                     Increasing the charter capital of the Company by placing additional shares by public offering within the number of stated shares, if the number of additionally placed shares is 25 (twenty-five) and less percent of the ordinary shares previously placed by the Company;

34.                     Defining the procedure for interacting with the organizations, in which the Company participates, including adopting decisions on issues which fall within the competence of the general meeting of subsidiaries’ participants (the highest management bodies of organizations having other legal or organizational forms), in which the Company is the sole participant;

35.                     Approving the combination of jobs by the person performing the functions of the Company’s sole executive body, the members of the Company’s Management Board in the management bodies of other organizations;

36.                     Issuing authorization to the person performing the functions of the Company’s sole executive body to combine it with a paid position in other organizations;

37.                     Establishing standing and interim committees of the Board of Directors (designed to solve specific issues) and approving regulations on them;

38.                     Approving an internal document on the disclosure of information on the Company;

39.                     Determining the aggregate size of quarterly remuneration for the members of the Management Board in compliance with the Regulations on the Management Board;

40.                     Approving the Regulations on the Company’s structural unit performing the functions of internal control, approving candidates for the post of its head, and considering other matters, the decisions on which shall be adopted by the Board of Directors in compliance with the Regulations on the said unit;

41.                     Maintaining control over the application of internal control procedures;

42.                     Approving the terms of a labor contract (additional agreements) to be concluded with the head of the Company’s structural unit performing the functions of internal control;

43.                     Deciding on other matters referred by the Charter and the Federal Law on Joint Stock Companies to the competence of the Board of Directors.

The Rostelecom’s current activities are managed by the Sole executive body of Company (the General Director) and the Collective executive body (the Management Board).

The competence of the Company’s executive bodies shall include overall management of Rostelecom’s activities except issues referred by the Charter to the competence of the General meeting of shareholders and the Board of Directors.

The powers of the General Director under the Company’s Charter:

The General Director acting without a power of attorney on behalf of the Company:

1.                           represents the Company in the Russian Federation and abroad;

2.                           presides over the general meeting of shareholders in accordance with the Regulations on the General Meeting of Shareholders unless the Board of Directors nominates another person;

3.                           ensures the implementation of resolutions of the general meetings of shareholders and of the Board of Directors;

4.                           supervises the General Directorate of the Company, approves the Regulations on the General Directorate (the central apparatus of corporate management of the Company), and determines the structure and membership of the General Directorate of the Company, the amounts, procedure and forms of remuneration on the basis of the internal document, approved by the Management Board and regulating the general provisions of labor motivation;

5.                           exercises overall supervision of activities of the Company’s branches and approves the regulations on branches, and also amendments and additions thereto in accordance with the Model Regulations on the Branch (Representative Office) of the Company subject to approval by the Board of Directors of the Company;

6.                           takes on, transfers and dismisses the Company’s personnel, including the directors and employees of branches, exercises other rights and duties of the Company as the employer in labor relations in accordance with the procedure stipulated by effective legislation and the Charter;

7.                           approves and endorses the Company’s internal regulations, except for those to be approved, in accordance with Articles 14.2.11 and 23.3.13 of the Company’s Charter, by the general meeting of shareholders and the Board of Directors;

8.                           issues orders, directives and instructions that are binding on all the Company’s employees;

9.                           approves the list of posts of the Company’s employees, including the branches of the Company, the powers for the appointment to (dismissal from) which are not assigned by the General Director to other persons;

10.                     performs any transactions on behalf of the Company within the limits established by the Federal Law on Joint Stock Companies and the Charter;

11.                     possesses the right of first signature with respect to financial documents;

12.                     issues powers of attorney on behalf of the Company, including with the right of sub-delegation;

13.                     opens Company’s accounts with banks;

14.                     arranges for the compilation of a list of information that can be considered commercial secret; issues orders and instructions on compliance with the requirements to protect such commercial secret;

15.                     exercises other powers in accordance with effective legislation and the Company’s Charter.

The following issues of day-to-day business fall within the competence of the Management Board under the Company’s Charter:

1.                           Determining the Company’s technical, financial, economic and tariff policy;

2.                           Working out proposals on the Company’s main lines of business, including draft budgets, business plans, development strategies and programs of the Company;

3.                           Ensuring control over the Company’s finances and business;

4.                           Determining the Company’s personnel and social policy;

5.                           Preparing materials and draft resolutions on matters to be considered by the general meeting of shareholders and the Board of Directors, including preparing proposals to effect transactions on the Company’s participation in other organizations which are subject to the approval of the general meeting of shareholders and the Board of Directors of the Company, etc.;

6.                           Ensuring organizational and technical support for the operations of the Company’s bodies;

7.                           Approving internal regulations governing matters within the competence of the Management Board of the Company, except for internal regulations to be approved by the general meeting of shareholders and the Board of Directors;

8.                           Analyzing the performance of the Company’s structural units, branches and other separate divisions and issuing mandatory instructions to improve their performance;

9.                           Discussing organizational matters relating to the Company’s branches and representative offices and other matters, in compliance with the Regulations on the Management Board;

10.                     Determining the methodology of planning and budgeting in the Company;

11.                     Formulating the Company’s security policy;

12.                     Approving the internal document regulating the general provisions of labor motivation, and also considering and adopting decisions on the conclusion of collective contracts and agreements;

13.                     Formulating the accounting policy, control of the improvement of the methodology of bookkeeping and managerial accounting, and also of the introduction of the Company’s reporting standards complying with international accounting principles;

14.                     Establishing standing or interim committees under the Management Board which are not the Company’s independent bodies (to solve the specific issues of preparing the Board’s decisions); approving the Regulations on them;

15.                     Determining the size of personal quarterly remuneration for each member of the Management Board as proposed by the Chairman of the Board;

16.                     Approving internal control procedures.

The Management Board of the Company may also decide on other matters pertaining to the management of the Company’s current operations on the instructions of the Board of Directors or as proposed by the General Director of the Company, except for decisions pertaining to matters referred to the competence of the General Meeting of Shareholders and the Board of Directors of the Company.

On June 24, 2006 the Annual General Meeting of Shareholders of Rostelecom approved the new version
No. 7 of the Charter of OJSC Rostelecom effective for third parties from the date of state registration. As of June 30, 2006 the Charter of OJSC Rostelecom (new version No. 7) was not registered.

Based on results of 2005, the Annual General Meeting of Shareholders of Rostelecom approved the new version No. 5 of the Regulation on the Board of Directors of OJSC Rostelecom, the new version No. 3 of the Regulation on the Management Board of OJSC Rostelecom, and the new version No. 1 of the Regulation on the Audit Commission of OJSC Rostelecom, which in accordance with clause 191 of the Civil code of Russian Federation and item 2 of clause 14 of the Federal Law “On joint stock companies” become effective for third parties from July 26, 2006.

The Charter, the Regulation on the Board of Directors (the new version No. 5), the Regulation on the Management Board (the new version No. 3), and the Regulation on the Audit Commission (the new version No. 1) of OJSC Rostelecom are affixed as Annexes No. 3-6 to the this Quarterly Report.

The Company in its operations is also guided by the Corporate Governance Code, which was adopted by the Board of Directors on April 28, 2004.

The Charter and other internal documents of the Company are available by the link: www.rt.ru/icenter.

5.2.                Members of the Issuer’s Management Bodies

As of June 30, 2006 the Board of Directors of the Company comprised:

Valery Nikolaievich Yashin

Year of birth: 1941

Education: higher

Positions for the last 5 years:

Period: 1997 - 2002

Company: OJSC Peterburgskaya Telefonnaya Set’ (OJSC North-West Telecom since 2001)

Position: member of Board of Directors

Period: 1999 — 2006

Company: OJSC Svyazinvest

Position: General Director, Chairman of Management Board

Period: 1995 - 2006

Company: OJSC Telecominvest

Position: Chairman of Board of Directors

Period: 1996 - present

Company: NP Fund Telecom-Union

Position: Chairman of the Fund’s Board

Period: 1998 - present

Company: CJSC Sankt-Peterburgskiye Taksofony (St. Petersburg Payphones), OJSC Telecominvest

Position: Chairman of Board of Directors

Period: 2000 - 2003

Company: CJSC MobiTel

Position: Chairman of Board of Directors

Period: 2000 — 2006

Company: OJSC MGTS

Position: member of Board of Directors

Period: 2000 — 2006

Company: OJSC Rostelecom

Position: Chairman of Board of Directors

Period: 2006 — present

Company: OJSC Rostelecom

Position: member of Board of Directors

Period: 2000 - 2001

Company: OJSC Electrosvyaz of Moscow Region

Position: Chairman of Board of Directors

Period: 2001 — 2006

Company: OJSC Center-Telecom

Position: Chairman of Board of Directors

Period: 2000 - 2002

Company: OJSC Svyazinvest-Media

Position: Chairman of Board of Directors

Period: 2001 - 2004

Company: OJSC RTComm.RU

Position: Chairman of Board of Directors

Period: 2001 - 2002

Company: OJSC Electrosvyaz of Orel Region

Position: Chairman of Board of Directors

Period: 2001 - 2003

Company: NP Fund Rostelecom-Garantia

Position: Chairman of the Fund’s Board

Period: 2001 - present

Company: OJSC Natsionalnaya Taksofonnaya Set (National Payphone Network)

Position: Chairman of Board of Directors

Period: 2002 - 2006

Company: OJSC North Western Telecom

Position: Chairman of Board of Directors

Period: 2002 - present

Company: Russian Fund for the History of Telecommunications

Position: member of Management Board

Period: 2003 - 2006

Company: CJSC Football club ZENIT

Position: Chairman of Board of Directors

Period: 2004 - present

Company: Closed joint stock Insurance company Medexpress

Position: member of Supervisory Board

Period: 2006 — present

Company: OJSC Center-Telecom

Position: member of Board of Directors

Period: 2006 — present

Company: OJSC North Western Telecom

Position: member of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Vladimir Nikolaevich Bobin

Year of birth: 1968

Education: higher

Positions for the last 5 years:

Period: 2001 - 2005

Company: OJSC Baltinvestbank (OJSC Baltoneksim Bank)

Position: member of Board of Directors

Period: 2002 - 2005

Company: OJSC Baltinvestbank (OJSC Baltoneksim Bank)

Position: Director of Department for Work with Clients, Deputy Chairman of Management Board, member of Management Board, Chairman of Management Board, Adviser of President of the Bank

Period: 2005 - present

Company: OJSC KIT Finance Investitsionniy Bank

Position: Adviser of Chairman of Management Board, Deputy Chairman of Management Board, Deputy of General Director

Period: 2006 - present

Company: OJSC Rostelecom

Position: member of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Valery Victorovich Degtyarev

Year of birth: 1957

Education: higher

Positions for the last 5 years:

Period: 2000 - 2001

Company: LLC DTS

Position: Deputy General Director

Period: 2001-2001

Company: CJSC Company TransTelecom

Position: General Director

Period: 2001 - present

Company: CJSC Professional Telecommunications

Position: General Director, member of the Board of Directors

Period: 2004 - present

Company: CJSC Radiotel, OJSC Rostelecom, OJSC Dalsvyaz’

Position: member of the Board of Directors

Period: 2004 - present

Company: OJSC Tetrasvyaz

Position: General Director

Period: 2004 - present

Company: OJSC VolgaTelecom

Position: member of the Board of Directors

Period: 2005 - present

Company: OJSC CenterTelecom

Position: member of the Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Dmitry Yevgenievich Yerokhin

Year of birth: 1950

Education: higher

Positions for the last 5 years:

Period: 2000 - 2001

Company: OJSC Rostelecom

Position: Deputy General Director – Head of TCMS –9

Period: 2001 - 2003

Company: OJSC Rostelecom

Position: First Deputy General Director, member of Management Board

Period: 2003 - present

Company: OJSC Rostelecom

Position: General Director, Chairman of Management Board

Period: 2004 - present

Company: OJSC Rostelecom

Position: member of Board of Directors

Period: 2002 - 2005

Company: OJSC IC Costars, CJSC MTs NTT

Position: member of Board of Directors

Period: 2002 -present

Company: CJSC Globalstar - Space Telecommunications

Position: member of Board of Directors

Period: 2002 - present

Company: OJSC MMTS-9,

Position: Chairman of Board of Directors

Period: 2004 - present

Company: NP Center for Research into Problems of the Development of Telecommunications

Position: member of the Board

Period: 2005 - present

Company: NPF Telecom-Soyuz

Position: member of the Fund’s Board

Period: 2005 - present

Company: CJSC Globus Telecom

Position: member of Board of Directors

Period: 2006 - present

Company: CJSC Zebra Telecom

Position: member of Board of Directors

Stockholdings in the Company: 0.00037%

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Alexander Nikolaevich Kiselev

Year of Birth: 1962

Education: higher

Positions for the last 5 years:

Period: 2001 - 2006

Company: OJSC Svyaz-Bank

Position: Chairman of Board of Directors

Period: 2000 - 2002

Company: RF Ministry for Communications and Information

Position: Deputy, Minister

Period: 2002 - 2004

Company: RF Ministry for Communications and Information

Position: First Deputy Minister

Period: 2004

Company: RF Ministry for Transportation and Communications

Position: Director of Department of State Policy in the Field of Telecommunications and Postal Service

Period: 2004 – 2006

Company: RF Ministry for Information Technologies and Communications

Position: Assistant Minister

Period: 2006 – present

Company: OJSC Svyazinvest

Position: General Director, Chairman of Management Board

Period: 2005 – 2006

Company: OJSC MGTS, OJSC North Western Telecom, OJSC Rostelecom, OJSC CenterTelecom

Position: member of Board of Directors

Period: 2006 – present

Company: OJSC MGTS

Position: member of Board of Directors

Period: 2006 – present

Company: OJSC CenterTelecom, OJSC North Western Telecom, OJSC Rostelecom

Position: Chairman of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Sergey Ivanovich Kuznetsov

Year of Birth: 1953

Education: higher

Positions for the last 5 years:

Period: 1998 - 2001

Company: CJSC PeterStar

Position: General Director

Period: 2001 - 2003

Company: OJSC Rostelecom

Position: General Director, Chairman of Management Board

Period: 2002 - 2004

Company: OJSC Rostelecom

Position: member of Board of Directors

Period: 2003 - 2004

Company: OJSC North Western Telecom

Position: General Director, Chairman of Management Board

Period: 2004

Company: OJSC North Western Telecom

Position: member of Board of Directors

Period: 2004 – present

Company: OJSC Investment Communications Company

Position: First Deputy General Director, member of Management Board

Period: 2001 - 2003

Company: OJSC RTK-Leasing, CJSC Interfax-Telecom

Position: member of Board of Directors

Period: 2003 - 2003

Company: OJSC RTK-Leasing

Position: Chairman of the Board of Directors

Period: 2001 - 2003

Company: OJSC Investment Communications Company

Position: member of Management Board

Period: 2001 - 2003

Company: NPF Rostelecom-Garantia

Position: member of the Fund’s Board

Period: 2001 - 2004

Company: CJSC Telmos, CJSC Globalstar – Space Terlecommunications, CJSC RTComm.RU

Position: member of Board of Directors

Period: 2003 – 2005

Company: Interregional Commercial Bank of Communications and Informatics Development (open-type joint stock company) OJSC Svyaz-Bank

Position: member of Board of Directors

Period: 2001 - 2004

Company: Non-Profit Partnership Center of Telecommunications Problems Studies

Position: member of Board of Partnership

Period: 2004 – 2006

Company: OJSC Telecominvest

Position: member of Board of Directors

Period: 2005 – present

Company: OJSC CenterTelecom, OJSC Rostelecom

Position: member of Board of Directors

Period: 2005 – 2006

Company: OJSC VolgaTelecom

Position: member of Board of Directors

Period: 2005 – 2006

Company: OJSC YUTK, OJSC Central Telegraph, OJSC Sibirtelecom

Position: Chairman of Board of Directors

Period: 2005 – present

Company: OJSC Uralsvyazinform, OJSC Dalsvyaz

Position: Chairman of Board of Directors

Period: 2006– present

Company: OJSC VolgaTelecom

Position: Chairman of Board of Directors

Period: 2006– present

Company: OJSC Sibirtelecom

Position: member of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Irina Mikhailovna Ragozina

Year of birth: 1950

Education: higher

Positions for the last 5 years:

Period: 1999 - present

Company: OJSC Svyazinvest

Position: Director of the Corporate Governance Department

Period: 2001 – present

Company: OJSC North-West Telecom

Position: member of Board of Directors

Period: 2000 - 2005

Company: OJSC MGTS

Position: member of Board of Directors

Period: 2001 - 2002

Company: OJSC Kamchatsvyazinform

Position: Chairman of Board of Directors

Period: 2001 - 2002

Company: OJSC Electrosvyaz of Kurgan Region

Position: member of Board of Directors

Period: 2002 - present

Company: OJSC Rostelecom

Position: member of Board of Directors

Period: 2005 – 2006

Company: OJSC Svyazinvest

Position: member of Management Board

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Stanislav Nikolaevich Panchenko

Year of Birth: 1945

Education: higher

Positions for the last 5 years:

Period: 2001 - present

Company: OJSC Svyazinvest

Position: member of Management Board

Period: 2001 - 2005

Company: OJSC Rostelecom

Position: member of Board of Directors

Period: 2001 - 2004

Company: OJSC Lensvyaz

Position: Chairman of Board of Directors

Period: 2001 - 2001

Company: OJSC PTS

Position: member of Board of Directors

Period: 2001 - 2002

Company: OJSC Elektrosvyaz of Vladimirskaya region

Position: member of Board of Directors

Period: 2002 - 2002

Company: OJSC Elektrosvyaz of Vladimirskaya region

Position: Chairman of Board of Directors

Period: 2001 - 2002

Company: OJSC Lipetskeektrosvyaz

Position: Chairman of Board of Directors

Period: 2001 - 2002

Company: OJSC Nizhegorodsvyazinform

Position: member of Board of Directors

Period: 2001 - 2002

Company: OJSC Elektrosvyaz of Stavropolskiy Krai

Position: Chairman of Board of Directors

Period: 2001 - 2002

Company: OJSC Elektrosvyaz of Rostovskaya region

Position: member of Board of Directors

Period: 2001 - present

Company: OJSC Dagsvyazinform

Position: Chairman of Board of Directors

Period: 2002 - 2002

Company: OJSC Voronezhsvyazinform

Position: Chairman of Board of Directors

Period: 2003 - 2006

Company: OJSC YUTK

Position: member of Board of Directors

Period: 2004 - 2005

Company: OJSC SZT

Position: member of Board of Directors

Period: 2004 - 2005

Company: OJSC Uralsvyazinform

Position: member of Board of Directors

Period: 2005 - 2006

Company: OJSC Central Telegraph

Position: member of Board of Directors

Period: 2006 - present

Company: OJSC Rostelecom

Position: member of Board of Directors

Period: 2006 - present

Company: OJSC Central Telegraph

Position: Chairman of Board of Directors

Period: 2006 - present

Company: OJSC YUTK

Position: Chairman of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Yelena Petrovna Selvich

Year of Birth: 1968

Education: higher

Positions for the last 5 years:

Period: 1999 - 2003

Company: CJSC Best Ceramics

Position: Deputy General Director for Economy and Finance

Period: 2003 - 2005

Company: CJSC Petersburg Transit Telecom

Position: Financial Director

Period: 2005– present

Company: OJSC Svyazinvest

Position: Director of Financial Department

Period: 2005– present

Company: OJSC Uralsvyazinform

Position: member of Management Board

Period: 2006– present

Company: OJSC Rostelecom, OJSC YUTK, OJSC CenterTelecom

Position: member of Board of Directors

Period: 2006– present

Company: OJSC Sibirtelecom, CJSC Pochtobank

Position: member of Audit Commission

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Natalia Alexandrovna Terentieva

Year of Birth: 1974

Education: higher

Positions for the last 5 years:

Period: 1998 – 2002

Company: CJSC KPMG

Position: Auditor

Period: 2002 – 2005

Company: CJSC TC Wimm-Bill-Dann

Position: Financial Controller

Period: 2005 –2005

Company: OJSC Wimm-Bill-Dann Produkty Pitaniya

Position: Risk Manager

Period: 2005 – present

Company: OJSC Rostelecom

Position: member of Board of Directors

Period: 2006 – present

Company: Moscow Office CTC Media, Inc.

Position: Internal Audit Director

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Yevgeny Alexandrovich Chechelnitsky

Year of Birth: 1973

Education: higher

Positions for the last 5 years:

Period: 2000 – 2004

Company: RF Ministry for Communications and Information

Position: Deputy Head of Department for Economic and Investment Policy

Period: 2004 – present

Company: Federal Communications Control Service

Position: Deputy Head of Federal Communications Control Service

Period: 2005 – 2006

Companies: OJSC YUTK, OJSC Dalsvyaz, OJSC Central Telegraph

Position: member of Board of Directors

Period: 2005 – present

Companies: OJSC Uralsvyazinform, OJSC Giprosvyaz, OJSC Rostelecom

Position: member of Board of Directors

Period: 2006 – present

Companies: OJSC Sibirtelecom

Position: member of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

As of June 30, 2006, the duties of General Director of the Company were fulfilled by:

Dmitry Yevgenievich Yerokhin, (information given above).

As of June 30, 2006, the Management Board of the Company comprised:

Dmitry Yevgenievich Yerokhin, Chairman of Management Board (information given above).

Sergey Lvovich Akopov

Year of birth: 1953

Education: professional

Positions for the last 5 years:

Period: 2000 - 2001

Company: CJSC PeterStar

Position: Office-Manager

Period: 2001 - 2003

Company: CJSC Petersburg Transit Telecom

Position: Administration Director

Period: 2003 - present

Company: OJSC Rostelecom

Position: Deputy General Director – Administration Director, member of Management Board

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Konstantin Vladimirovich Belyaev

Year of birth: 1968

Education: higher

Positions for the last 5 years:

Period: 1992 - 2001

Company: OJSC Artelecom

Position: Deputy Chief Accountant, Chief Accountant

Period: 2001 – 2005

Company: OJSC Svyazinvest

Position: Chief Accountant

Period: 2005 - present

Company: OJSC Svyazinvest

Position: Deputy General Director

Period: 2002- 2002

Company: OJSC Yartelecom, OJSC Artelecom

Position: member of Board of Directors

Period: 2003 - 2003

Company: OJSC Mezhregionalny Kommerchesky Bank Razvitiya Svyazi i Informatiki

Position: member of Board of Directors

Period: 2002 – 2006

Company: OJSC MGTS

Position: member of Audit Commission

Period: 2002 – 2005

Company: OJSC CenterTelecom, OJSC Rostelecom, OJSC SZT

Position: member of Audit Commission

Period: 2005 – 2006

Company: OJSC CenterTelecom, OJSC Sibirtelecom

Position: Chairman of Audit Commission

Period: 2003 – 2005

Company: OJSC VolgaTelecom, OJSC Dalsvyaz

Position: Chairman of Audit Commission

Period: 2005 – present

Company: OJSC Rostelecom, OJSC Svyazinvest

Position: member of the Management Board

Period: 2005 – present

Company: OJSC VolgaTelecom

Position: Chairman of the Board of Directors

Period: 2005 – present

Companies: OJSC SZT

Position: member of the Board of Directors

Period: 2005 – 2006

Companies: OJSC YUTK, OJSC Mezhregionalny Kommerchesky Bank Razvitiya Svyazi i Informatiki

Position: member of the Board of Directors

Period: 2006 – present

Companies: OJSC Sibirtelecom

Position: Chairman of the Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Andrei Alexeevich Gaiduk

Year of birth: 1973

Education: higher

Positions for the last 5 years:

Period: 2000 - 2001

Company: CJSC North-West Telecom Bank

Position: Head of Treasury - Deputy of Chairman of Management Board

Period: 2002 - 2004

Company: CJSC Russian Industrial Bank

Position: Chairman of Management Board

Period: 2004 - present

Company: OJSC Rostelecom

Position: Deputy General Director – Finance Director, member of Management Board

Period: 2003 – 2003, 2005 – 2006

Company: OJSC CB Svayz-bank

Position: member of Board of Directors

Period: 2002 - 2004

Company: CJSC Registrator – Svyaz’

Position: member of Board of Directors

Period: 2005 - present

Company: CJSC GlobalTel, OJSC RTComm.RU, OJSC MMTC-9, CJSC MC NTT, CJSC Globus Telecom

Position: member of Board of Directors

Period: 2006 - present

Company: CJSC Zebra Telecom

Position: member of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Yevgeny Vladimirovich Gerasimov

Year of birth: 1965

Education: higher

Positions for the last 5 years:

Period: 1999 - 2001

Company: OJSC Rostelecom

Position: Director of Territorial Center No. 3 of Long-Distance Communications and Television

Period: 2001 - present

Company: OJSC Rostelecom

Position: Deputy General Director – Director of the North-West Branch

Period: 2006 - present

Company: OJSC Rostelecom

Position: member of the Management Board

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Dmitry Mikhailovich Gurevich

Year of birth: 1971

Education: higher

Positions for the last 5 years:

Period: 1998 - 2003

Company: Saint-Petersburg branch CJSC Lucent Technologies

Position: Project Director

Period: 2003 - present

Company: OJSC Rostelecom

Position: Deputy General Director – Project Director, member of the Management Board

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Alexander Ivanovich Isaev

Year of birth: 1953

Education: higher

Positions for the last 5 years:

Period: 1999 - 2001

Company: OJSC Peterstar

Position: Deputy Commercial Director for business development

Period: 2001 - 2003

Company: OJSC Rostelecom

Position: Deputy General Director – Commercial Director

Period: 2002 – 2006

Company: Non-commercial partnership TelecomForum

Position: member of Supervisory Board

Period: 2003 – 2005

Company: OJSC Rostelecom

Position: Deputy General Director - Director for Government Relations

Period: 2005 – 2006

Company: OJSC Rostelecom

Position: Deputy General Director, member of Management Board

Period: 2005 – present

Company: CJSC Globus Telecom

Position: member of Board of Directors

Period: 2006 – present

Company: OJSC Rostelecom

Position: Deputy General Director - Director of Rostelecom’s MMT branch, member of Management Board

Period: 2006 – present

Company: CJSC Zebra Telecom

Position: member of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Vladimir Konstantinovich Mironov

Year of birth: 1956

Education: higher

Positions for the last 5 years:

Period: 2001 - 2002

Company: CJSC PeterStar

Position: Head of Security Department

Period: 2002 - present

Company: OJSC Rostelecom

Position: Deputy General Director, member of the Management Board

Period: 2003 - 2006

Company: LLC RTC-Sibir

Position: member of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Galina Vasilievna Rysakova

Year of birth: 1967

Education: higher

Positions for the last 5 years:

Period: 2000 - 2001

Company: OJSC International Airport Sheremetyevo

Position: Head of HR Department

Period: 2001 - 2003

Company: OJSC Rostelecom

Position: Head of HR Department

Period: 2003 - present

Company: OJSC Rostelecom

Position: Deputy General Director – HR Director, member of Management Board

Period: 2005 - present

Company: CJSC IC Costars

Position: member of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Dmitry Vyacheslavovich Sigalov

Year of birth: 1973

Education: higher

Positions for the last 5 years:

Period: 2000 - 2002

Company: OJSC Telecominvest

Position: Head of Legal Department

Period: 2002 - present

Company: OJSC Rostelecom

Position: Deputy General Director on Legal Issues, member of Management Board

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Vladimir Vladimirovich Terekhov

Year of birth: 1958

Education: higher

Positions for the last 5 years:

Period: 1994 - 2001

Company: CJSC PeterStar

Position: Engineer, Manager, Senior Manager, Deputy Technical Director on Development and Re-engineering

Period: 2001 - 2002

Company: CJSC Petersburg Transit Telecom

Position: Deputy General Director for Technical Development

Period: 2002 – 2003

Company: OJSC Rostelecom

Position: Deputy General Director – Technical Director, member of Management Board

Period: 2003 - present

Company: OJSC Rostelecom

Position: First Deputy General Director, member of Management Board

Period: 2003 - 2004

Company: CJSC NTTs COMSET

Position: member of Management Board

Period: 2004 - present

Company: CJSC Rustel, OJSC RTComm.RU

Position: member of Board of Directors

Period: 2005 - present

Company: CJSC GlobalTel

Position: member of Board of Directors

Stockholdings in the Company: none

Stockholdings in affiliated companies: none

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Roman Aleksandrovich Frolov

Year of birth: 1976

Education: higher

Positions for the last 5 years:

Period: 2001 - 2002

Company: CJSC KPMG

Position: Senior Tax Consultant

Period: 2002 - 2002

Company: OJSC Rostelecom

Position: Taxation Manager

Period: 2002 - 2003

Company: OJSC Rostelecom

Position: Head of the Accounting and Taxation Methodology Department

Period: 2003 - 2006

Company: OJSC Rostelecom

Position: Deputy Chief Accountant

Period: 2006 - present

Company: OJSC Rostelecom

Position: Chief Accountant, member of Management Board

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Andrey Alexeevich Shlyapnikov

Year of Birth: 1951

Education: higher

Positions for the last 5 years:

Period: 2002

Company: CJSC Ekvant

Position: Regional Manager, Head of Representative Office in Novosibirsk

Period: 2002 – 2003

Company: OJSC RTComm.RU

Position: General Director

Period: 2003 – 2005

Company: OJSC Rostelecom

Position: Deputy General Director for Quality Management

Period: 2005 – present

Company: OJSC Rostelecom

Position: Deputy General Director for Business Development, member of the Management Board

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

5.3.                Amount of Remuneration, Benefits and/or Cost Reimbursement Amounts for Each Management Body of the Issuer

The amount of all types of remuneration (including salaries, bonuses, commission charges, benefits and/or compensation of expenses, and also other material allowances) paid by the Company in 2005 are:

•     23,959,838 rubles to members of the Board of Directors;

•     81,092,808 rubles to members of the Management Board*.

* The amount of remuneration paid to Dmitry Ye. Yerokhin, who acted at the same time as a member of Board of Directors and Management Board in 2005, is given in the item regarding the information on the Company’s Board of Directors remuneration paid for work in Board of Directors, and in the item regarding the information on the Company’s Management Board remuneration paid for work in Management Board.

No material agreements were signed on these payments in current fiscal year.

5.4.                Organization and Authority of the Auditing Bodies of the Issuer’s Financial and Business Operations

As of June 30, 2006, the audit commission and the internal audit unit have operated within the Company, and an auditor has been appointed, in accordance with the Charter of the Company and for the purpose of auditing its financial and business operations.

The Audit Commission was elected at the Annual General Meeting (AGM) of Shareholders on June 24, 2006 to consist of three members. In accordance with the Company’s Charter (new version No 6), effective as of June 30, 2006, the Audit Commission’s authority includes:

•                                verifying the data contained in reports and other documents of the Company;

•                                revealing violations of the procedure established by the legal acts of the Russian Federation for financial accounting and reporting;

•                                verifying compliance with the legal standards for tax assessment and payment of taxes;

•                                revealing violations of the legal acts of the Russian Federation regulating the financial and business operations of the Company;

•                                feasibility study of the financial and business operations of the Company.

Upon the Regulation on Audit Commission (new version No 1), the Audit Commission, elected at the Annual General Meeting of Shareholders upon results of 2005, in accordance with the Company’s Charter, controls the Company’s activity within the following scope:

•                                verifying financial and business documentation of the Company, including initial financial accounting, if necessary;

•                                verifying compliance of decisions and actions of executive bodies of the Company with current legislation, including concluded agreements and closed transactions;

•                                verifying compliance of terms and conditions of transactions closed by the Company with terms and conditions of comparable transactions;

•                                analyzing compliance of financial and statistical accounting and reporting with current normative acts;

•                                analyzing and finding ways to improve financial standing of the Company;

•                                analyzing timeliness and correctness of settlements with covenantees, budgets of different level, shareholders and other creditors of the Company;

•                                analyzing settlements with debtors of the Company, including timeliness and efficiency of measures taken by executive bodies;

•                                verifying other business activities of the Company within the scope of the Audit Commission.

The Internal Audit Unit was set up in the Company in 2002 as part of the Corporate Audit Division of the Financial Department under the Deputy General Director – Finance Director, and, as of June 30, 2006, has three members. The Division’s Head is in charge of the Internal Audit Unit.

The Regulations on the Internal Audit Unit set out its main functions as follows:

•                                organizing and holding audits, checks, official investigations with regard to the core financial and business operations of the Company;

•                                verifying the performance efficiency of the Company’s units in fulfilling their roles and functions, and their compliance with financial discipline in implementing the decisions of the Company’s management bodies;

•                                monitoring compliance by the Company’s units with the rules and procedures established within the Company, analyzing the effectiveness of the rules and procedures, and elaborating recommendations for improvement thereof;

•                                analyzing the results of audits and checks of the Company conducted by outside auditors (independent auditor), and monitoring the development and implementation of remedial and preventive action plans;

•                                holding expert reviews of problem issues in the financial and business operations of the Company;

•                                considering and agreeing, on instructions from the Company’s management, draft contracts, checking on the need for and feasibility of concluding them, and the compliance of contractual terms and conditions with the bylaws and interests of the Company;

•                                revealing material violations and internal problems exerting or capable of exerting a detrimental impact on the functioning of the Company, analyzing the reasons for the appearance of material violations and internal problems, and assessing their impact on the financial and business operations of the Company.

Information on the Company’s Auditor is given in item 1.3 “The Issuer’s auditor (auditors)” of this report.

On April 18, 2005 the Board of Directors of OJSC Rostelecom approved Insider Trading Policy of OJSC Rostelecom intended to prevent trading of the Company’s securities and securities of other issuers based on material information, which is not available to common public.

The Insider Trading Policy of OJSC Rostelecom is available at Rostelecom’s corporate website by link: http://www.rt.ru/icenter/administration/new_standards/.

On December 26, 2006, the Company’s Board of Directors approved the Regulations on internal control system over financial reporting of OJSC Rostelecom. The internal control system over financial reporting of the Company focuses to raise investors’ confidence in the Company and to protect investments of shareholders and the Company’s assets. The Regulations on internal control system over financial reporting of OJSC Rostelecom were included to the Company’s Quarterly Report for 4th quarter of 2005 as Appendix 1.

5.5.                Members of the Bodies Auditing the Issuer’s Financial and Business Operations

The Audit Commission of the Company is made up of:

Svetlana Nikolaevna Bocharova

Year of birth: 1970

Education: higher

Positions for the last 5 years:

Period: 2001- 2003

Company: OJSC Svyazinvest

Position: Head of Division of Legal Department

Period: 2003 - present

Company: OJSC Svyazinvest

Position: Head of Tax Division of Accounting Department

Period: 2002

Company: OJSC Electrosvyaz of Republic of Buryatiya

Position: member of Board of Directors

Period: 2004 - 2005

Company: CJSC Registrator-Svyaz

Position: member of Audit Commission

Period: 2004 - 2006

Company: OJSC Uralsvyazinform

Position: member of Audit Commission

Period: 2005 – present

Company: OJSC Svyazintek, CJSC Penza Mobile

Position: member of Audit Commission

Period: 2006 – present

Company: OJSC Rostelecom, OJSC Dalsvyaz, CJSC Samara Telecom, CJSC MTs MMT

Position: member of Audit Commission

Period: 2005 – 2006

Company: OJSC CenterTelecom

Position: member of Audit Commission

Period: 2006 – present

Company: OJSC Uralsvyazinform

Position: Chairman of Audit Commission

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Natalia Sergeevna Vorobyova

Year of birth: 1973

Education: higher

Positions for the last 5 years:

Period: 1999 - 2001

Company: Ministry of Antimonopoly Policies and Support for Entrepreneurship

Position: Head of Methodology Division of Department for regulation of natural monopolies in telecommunication sector

Period: 2002 – 2005

Company: OJSC MGTS

Position: Head of Price and Tariff Division of Economic and Finance Department.

Period: 2005 – present

Company: OJSC Svyazinvest

Position: Head of Division of the Department of Economic and Tariff Policies at OJSC Svyazinvest.

Period: 2006 –present

Company: OJSC Rostelecom, OJSC Sibirtelecom, LLC Tver Telecom

Position: member of Audit Commission

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Olga Grigoryevna Koroleva

Year of birth: 1950

Education: higher

Positions for the last 5 years:

Period: 1999 - 2001

Company: LLC Audit-center

Position: Director

Period: 2001 - 2005

Company: OJSC Svyazinvest

Position: Head of Methodology Division, Deputy Chief Accountant

Period: 2003 - 2004

Company: CJSC Vladimir Teleservis

Position: member of Audit Commission

Period: 2003 - 2004

Company: CJSC Nizhegorodteleservis

Position: Head of Methodology Division, Deputy Chief Accountant

Period: 2005

Company: OJSC AEROKOM

Position: Chairman of Audit Commission

Period: 2005 - present

Company: OJSC Svyazinvest

Position: Chief Accountant

Period: 2005 - 2006

Company: OJSC Giprosvyaz, OJSC Uralsvyazinform, CJSC MTs NTT

Position: Chairman of Audit Commission

Period: 2005 - present

Company: OJSC Central Telegraph, OJSC VolgaTelecom, CJSC Dalsvyaz

Position: Chairman of Audit Commission

Period: 2006 - present

Company: OJSC Rostelecom

Position: member of Audit Commission

Period: 2006 - present

Company: OJSC CenterTelecom, OJSC Sibirtelecom, CJSC Baikalwestcom

Position: Chairman of Audit Commission

Period: 2006 - present

Company: OJSC Uralsvyazinform

Position: member of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

The Internal Audit Unit of the Corporate Control Division of the Financial Department consists of:

Olga Kuzminichna Malygina

Year of birth: 1974

Education: higher

Positions for the last 5 years:

Period: 1999 - 2001

Company: LLC Poliver-1

Position: lawyer

Period: 2001 - 2002

Company: LLC Siberian audit company

Position: auditor

Period: 2002 - 2004

Company: AKF Top-Audit/CJSC Port-Audit

Position: auditor

Period: 2004 - 2005

Company: LLC AF LEV-Audit

Position: Head of Audit Department

Period: 2005 - present

Company: OJSC Rostelecom

Position: Internal auditor of Ural Company’s Branch of the Internal Audit Unit of the Corporate Control Division of the Financial Department

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Alexander Vasiljievich Manyushko

Year of birth: 1974

Education: higher

Positions for the last 5 years:

Period: 2000

Company: OJSC Infotex Taganrog Telecom

Position: Deputy Financial Director

Period: 2000 - 2004

Company: OJSC Infotex Taganrog Telecom

Position: Financial Director

Period: 2004 - 2005

Company: OJSC Rostovagrosnabservice

Position: Head of Section of the Economic and Financial and Credit Policy

Period: 2005 - present

Company: OJSC Rostelecom

Position: Internal auditor of Ural Company’s Branch of the Internal Audit Unit of the Corporate Control Division of the Financial Department

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Nikolay Mihaylovich Iliadi

Year of birth: 1983

Education: higher

Positions for the last 5 years:

Period: 2001 –2003

Company: CJSC Feofan Grek

Position: Economist (Accountant)

Period: 2003 –2004

Company: LLC Auditinform IBA

Position: Assistant auditor

Period: 2004 –2005

Company: CJSC BDO Unikon

Position: Senior auditor

Period: 2005 – present

Company: OJSC Rostelecom

Position: Internal auditor of Central Company’s Branch of the Internal Audit Unit of the Corporate Control Division of the Financial Department

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Head of the Corporate Control Division, which includes Internal Audit Unit, is Oleg Stanislavovich Shedenkov.

Oleg Stanislavovich Shedenkov

Year of birth: 1975

Education: higher

Positions for the last 5 years:

Period: 1998 - 2001

Company: RAO Norilsky Nickel

Position: chief specialist in internal audit department of the control and audit division

Period: 2001 - 2002

Company: OJSC GMK Norilsk Nikel

Position: Deputy Head of the Audit Department of the Control and Audit Division

Period: 2002 - 2003

Company: OJSC Rostelecom

Position: Head of the Internal Audit Unit

Period: 2003 - present

Company: OJSC Rostelecom

Position: Head of the Corporate Control Division

Period: 2003 - present

Company: CJSC Incom

Position: member of Board of Directors

Period: 2003 - 2004

Company: CJSC Westelcom

Position: Chairman of Board of Directors

Period: 2004 - present

Company: CJSC Westelcom

Position: member of Board of Directors, General Director

Period: 2004 – 2006

Company: OJSC RTK- Siberia

Position: Chairman of Board of Directors

Period: 2004 – 2005

Company: CJSC Telecom-center

Position: member of Board of Directors

Period: 2004 – 2005

Company: CJSC Ramsatcom

Position: member of Board of Directors

Period: 2005 –present

Company: OJSC InfoTeCS Taganrog Telecom

Position: Chairman of Board of Directors

Period: 2005 – present

Company: LLC Tver Telecom

Position: member of Board of Directors

Period: 2004 - 2005

Company: CJSC Teleport - TP

Position: member of Board of Directors

Period: 2004 - 2006

Company: OJSC A-Svyaz

Position: Chairman of Board of Directors

Period: 2004 - 2006

Company: LLC Artelecom Service

Position: member of Board of Directors

Period: January 2006 – July 2006

Company: CJSC Zebra Telecom

Position: member of Board of Directors

Period: 2004 - present

Company: CJSC MTs NTT, CJSC Insurance Company Costars, CJSC InformKuryerSvyaz’, CJSC NTTs Comset, CJSC Transport digital networks, CJSC Expo—Telecom, CJSC WestBaltTelecom, CJSC Teleinf, CJSC GlobalTel

Position: member of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Quantity of issuer’s shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Stockholdings in affiliated companies: none

Interest in the total amount of affiliated companies’ ordinary shares: none

Quantity of subsidiary/dependent company shares that can be acquired by such person as a result of exercise of the rights to issuer’s options belonging to him: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

5.6                   Amount of Remuneration, Benefits and/or cost Reimbursement Amounts of the Auditing Bodies of the Issuer’s Financial and Business Operations

Remuneration of the members of Audit Commission in the 2005 financial year amounted to: 2,286,661 rubles.

Remuneration to the staff of the Internal Audit Unit in the 2005 financial year amounted to: 1,973,661.06 rubles.

Remuneration to the staff of the Internal Audit Unit in the 2006 financial year is paid out in accordance with the unit’s staffing table.

5.7                   Number of Issuer’s Employees, Employee Education and Category Summary Data, and Headcount Changes

Indicator	1st quarter 2006	2nd quarter 2006
Average payroll employees, persons	22,799	22,631
Amount of funds spent for remuneration, thousand rubles	1,099,109	1,238,440.6
Amount of funds spent for social security payments, thousand rubles	35,977	30,878.1
Total amount of funds spent, thousand rubles	1,135,086	1,269,318.7

Indicator	1st quarter 2006	2nd quarter 2006
Employees aged under 25 years, %	4.49	4.7
Employees aged between 25 and 35 years, %	19.62	16.5
Employees aged between 35 and 55 years, %	57.03	54.2
Employees aged over 55 years, %	18.86	24.6
Total:	100.0	100
Including:
With a secondary and/or complete general education, %	21.31	20.3
With a primary and/or secondary vocational education, %	44.0	44.4
With a higher vocational education, %	34.56	35.5
With a post-university vocational education, %	0.13	0.14

Labor union cells that constitute primary trade union organizations of the All-Russia Labor Union of Communications Workers of the Russian Federation have been set up in almost every Company’s branch.

The All-Russia Labor Union of Communications Workers of the Russian Federation was founded on November 15, 1905, and today has about 780,000 members.

5.8.                The Issuer’s Obligations to Employees with Respect to Their Potential Participation in the Issuer’s Charter (Share) Capital (Equity Fund)

As of June 30, 2006, no agreements or obligations of the Company existed with respect to the potential participation of employees of the Company in its share capital, including option programs.

VI.                    THE ISSUER’S PARTICIPANTS (SHAREHOLDERS) AND INTERESTED-PARTY TRANSACTIONS

6.1.                The Total Number of the Issuer’s Shareholders (Participants)

As of June 30, 2006, the total number of shareholders registered in the register of OJSC Rostelecom amounted to 17,741 entities, including 26 nominee holders.

6.2.                The Issuer’s Participants (Shareholders) Owning At Least 5% of Its Charter (Share) Capital (Equity Fund) or At Least 5% of Its Ordinary Shares, and The Participants (Shareholders) of Those Entities Owning At Least 20% of Their Charter (Share) Capital (Equity Fund) or At Least 20% of Their Ordinary Shares

As of June 30, 2006, the shareholders of the Company include the following entities owning at least 5% of its charter capital and/or at least 5% of its ordinary shares:

1.                  Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Investment Telecommunications Company)

Short name: OJSC Svyazinvest

TIN: 7710158355

Address: 55 Plyushchikha St., Bldg. 2, Moscow, 119121

Interest in the Company’s charter capital: 38%

Interest in the total amount of Company’s ordinary shares: 50.67%

Shareholders of OJSC Svyazinvest include:

•                                 Full name: Federal Property Management Agency on behalf of the Russian Federation

Short name: Federal Property Management Agency on behalf of the Russian Federation

TIN: 7704097841

Address: 9 Nicolsky per., Moscow, 103685

Interest in the charter capital of OJSC Svyazinvest: 25% minus 2 shares

Interest in the total amount of OJSC Svyazinvest ordinary shares: 25% minus 2 shares

Interest in the Company’s charter capital: 0%

Interest in the Company’s ordinary shares: 0%

•                                 Full name: Ministry for Property Relations of Russian Federation

Short name: Ministry for Property Relations

TIN: 7710144747

Address: 9 Nicolsky per., Moscow, 103685

Interest in the charter capital of OJSC Svyazinvest: 50% plus 1 share

Interest in the total amount of OJSC Svyazinvest ordinary shares: 50% plus 1 share

Interest in the Company’s charter capital: 0%

Interest in the Company’s ordinary shares: 0%

•                                 Full name: MUSTCOM LIMITED

Short name: Mustcom Ltd

TIN: not applicable

Address: 3 Themistoklis Dervis Street, Julia House CY-1066 Nicosia, Cyprus

Interest in the charter capital of OJSC Svyazinvest: 25% plus 1 share

Interest in the total amount of OJSC Svyazinvest ordinary shares: 25% plus 1 share

Interest in the Company’s charter capital: 0%

Interest in the Company’s ordinary shares: 0%

2.                                      Full name: Non-profit Partnership Natsionalny Depozitarny Tsentr (National Depositary Center)

Short name: NP NDC

TIN: 7706131216

Address: 1/13 Sredny Kislovsky Per., Bldg. 4, Moscow, 125009

Nominee holder

Interest in the Company’s charter capital: 36.07%

Interest in the Company’s ordinary shares: 37.61%

3.                                      Full name: Closed Joint Stock Company ING Bank (Eurasia) CJSC

Short name: CJSC ING Bank (Eurasia)

TIN: 7712014310

Address: 36 Krasnoproletarskaya St., Moscow, 127473

Nominee holder

Interest in the Company’s charter capital: 6.83%

Interest in the Company’s ordinary shares: 7.89%

4.                                      Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company)

Short name: CJSC DCC

TIN: 7710021150

Address: 31, Shabolovka St., bldg. ?, Moscow, 115162

Nominee holder

Interest in the Company’s charter capital: 6.45%

Interest in the Company’s ordinary shares: 1.09%

6.3.                Portions of the Issuer’s Charter (Share) Capital (Equity Fund) Owned by the State or a Municipal Entity or the Existence of Special Rights (The Golden Share)

As of June 30, 2006, the shareholders of the Company did not include the state (a municipal entity). There are no any special rights by the state or any municipal entities in managing the Company.

6.4.                Restrictions Concerning Participation in the Issuer’s Charter (Share) Capital (Equity Fund)

There are no restrictions set by the Company’s Charter and applicable Russian Federation legislation on the number of shares owned by a single shareholder and/or their aggregate par value and/or the maximum number of votes granted to a single shareholder.

There are no restrictions on the share of participation by foreign entities in the charter capital of the Company, either.

However, in accordance with Chapter 10 of the Federal Law on Joint Stock Companies, an entity that intents alone or jointly with its affiliates to acquire 30% or more of the ordinary shares placed by the Company totaled with own ordinary shares shall notify the Company in writing of its intention to acquire the said shares not earlier than 90 days and not later than 30 days before the share acquisition date. The entity, that alone or jointly with its affiliates has acquired 30% or more of the ordinary shares placed by the Company totaled with own ordinary shares shall offer to buy ordinary shares of other shareholders or securities convertible into ordinary shares at a market price that is no less than the weighted average purchase price for such securities obtaining over the past six months preceding the date of the acquisition of the Company’s shares. The offer of entity that has acquired ordinary shares pursuant to above-mentioned procedure, to buy ordinary shares shall be sent to all shareholders in writing. Moreover, in accordance with the law of the Russian Federation on Competition and the Limitation of Monopolistic Activities on Commodity Markets, the acquisition by an entity (group of entities) of voting shares in the Company’s charter capital, giving that entity (group of entities) the right to dispose of more than 20% of these shares, shall be carried out only with the prior agreement of the federal antimonopoly agency on the basis of an application by the legal or physical entity.

6.5.                Changes in the Composition and Participation Interests of The Issuer’s Shareholders (Participants) Holding At Least 5% of Its Charter (Share) Capital (Equity Fund) or At Least 5% of Its Ordinary Shares

As of May 05, 2006, i.e., the date on which the list of entities with the right to participate in the General Meeting of Shareholders on the performance results of 2005 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi

Abbreviated name: OJSC Svyazinvest

The interest in the charter capital of the Company: 38.00%

The interest in the outstanding ordinary shares of the Company: 50.67%

Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (National Depositary Center) (nominee holder)

Abbreviated name: NP National Depositary Center

The interest in the charter capital of the Company: 31.37%

The interest in the outstanding ordinary shares of the Company: 32.92%

Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder)

Abbreviated name: CJSC ING Bank (Eurasia) ZAO

The interest in the charter capital of the Company: 11.75%

The interest in the outstanding ordinary shares of the Company: 11.22%

Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder)

Abbreviated name: CJSC Depositary and Clearing Company

The interest in the charter capital of the Company: 5.64%

The interest in the outstanding ordinary shares of the Company: 2.06%

As of May 06, 2005, i.e., the date on which the list of entities with the right to participate in the General Meeting of Shareholders on the performance results of 2004 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi

Abbreviated name: OJSC Svyazinvest

The interest in the charter capital of the Company: 38.00%

The interest in the outstanding ordinary shares of the Company: 50.67%

Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder)

Abbreviated name: CJSC ING Bank (Eurasia) ZAO

The interest in the charter capital of the Company: 21.76%

The interest in the outstanding ordinary shares of the Company: 25.39%

Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (National Depositary Center) (nominee holder)

Abbreviated name: NP National Depositary Center

The interest in the charter capital of the Company: 15.07%

The interest in the outstanding ordinary shares of the Company: 14.96%

Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder)

Abbreviated name: CJSC Depositary and Clearing Company

The interest in the charter capital of the Company: 7.63%

The interest in the outstanding ordinary shares of the Company: 3.56%

As of May 11, 2004, i.e., the date on which the list of entities with the right to participate in the General Meeting of Shareholders upon results of 2003 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi

Abbreviated name: OJSC Svyazinvest

The interest in the charter capital of the Company: 38.00%

The interest in the outstanding ordinary shares of the Company: 50.67%

Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder)

Abbreviated name: CJSC ING Bank (Eurasia) ZAO

The interest in the charter capital of the Company: 23.71%

The interest in the outstanding ordinary shares of the Company: 27.18%

Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (National Depositary Center) (nominee holder)

Abbreviated name: NP National Depositary Center

The interest in the charter capital of the Company: 12.08%

The interest in the outstanding ordinary shares of the Company: 10.68%

Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder)

Abbreviated name: CJSC Depositary and Clearing Company

The interest in the charter capital of the Company: 7.94%

The interest in the outstanding ordinary shares of the Company: 5.71%

As of April 28, 2003, i.e., the date on which the list of entities with the right to participate in the General Meeting of Shareholders on the performance results of 2002 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi

Abbreviated name: OJSC Svyazinvest

The interest in the charter capital of the Company: 38.00%

The interest in the outstanding ordinary shares of the Company: 50.67%

Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder)

Abbreviated name: CJSC ING Bank (Eurasia) ZAO

The interest in the charter capital of the Company: 23.55%

The interest in the outstanding ordinary shares of the Company: 25.92%

Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (National Depositary Center) (nominee holder)

Abbreviated name: NP National Depositary Center

The interest in the charter capital of the Company: 11.36%

The interest in the outstanding ordinary shares of the Company: 9.34%

As of April 14, 2002, i.e., the date on which the list of entities with the right to participate in the General Meeting of Shareholders on the performance results of 2001 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi

Abbreviated name: OJSC Svyazinvest

The interest in the charter capital of the Company: 38.00%

The interest in the outstanding ordinary shares of the Company: 50.67%

Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder)

Abbreviated name: CJSC ING Bank (Eurasia) ZAO

The interest in the charter capital of the Company: 19.25%

The interest in the outstanding ordinary shares of the Company: 25.66%

Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (National Depositary Center) (nominee holder)

Abbreviated name: NP National Depositary Center

The interest in the charter capital of the Company: 5.98%

The interest in the outstanding ordinary shares of the Company: 5.88%

Full name: Closed Joint Stock Company Bank Credit Suisse First Boston JSC (nominee holder)

Abbreviated name: CJSC Bank Credit Suisse First Boston JSC

The interest in the charter capital of the Company: 5.80%

The interest in the outstanding ordinary shares of the Company: 2.20%

Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder)

Abbreviated name: CJSC Depositary and Clearing Company

The interest in the charter capital of the Company: 5.35%

The interest in the outstanding ordinary shares of the Company: 4.05%

As of May 9, 2001, i.e., the date on which the list of entities with the right to participate in the General Meeting of Shareholders on the performance results of 2000 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi

Abbreviated name: OJSC Svyazinvest

The interest in the charter capital of the Company: 38.00%

The interest in the outstanding ordinary shares of the Company: 50.67%

Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder)

Abbreviated name: CJSC ING Bank (Eurasia) ZAO

The interest in the charter capital of the Company: 20.68%

The interest in the outstanding ordinary shares of the Company: 27.57%

Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder)

Abbreviated name: CJSC Depositary and Clearing Company

The interest in the charter capital of the Company: 7.02%

The interest in the outstanding ordinary shares of the Company: 5.86%

Full name: Closed Joint Stock Company Bank Credit Suisse First Boston JSC (nominee holder)

Abbreviated name: CJSC Bank Credit Suisse First Boston JSC

The interest in the charter capital of the Company: 5.88%

The interest in the outstanding ordinary shares of the Company: 1.66%

Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (National Depositary Center) (nominee holder)

Abbreviated name: NP National Depositary Center

The interest in the charter capital of the Company: 4.36%

The interest in the outstanding ordinary shares of the Company: 5.03%

6.6.     Interested Party Transactions Entered into by the Issuer

During the 2nd quarter of 2006 the Board of Directors approved a number of the transactions but the total amount of these transactions calculated for the whole period of contacts in effect cannot be assessed in contrast to amount calculated for relevant periods of the contracts.

During the 2nd quarter of 2006 no transactions (groups of interrelated transactions) worth 5% or more of the balance sheet value of the Company’s assets.

During the 2nd quarter of 2006 the Company executed and the Board of Directors approved no interested party transactions (groups of interrelated transactions) when such approval is obligatory by the Russian Federation legislation.

6.7.     Accounts receivable

in thousand rubles

Indicator	2nd quarter 2006
Total amount of accounts receivable	11,241,441
Including overdue	3,267,753

The structure of accounts receivable of the Company as of June 30, 2006:

in thousand rubles

	Time of incurring
Type of account receivable	To 1 year	Over 1 year
Debts of buyers and customers	8,949,035	—
Including overdue	3,114,270	X
Promissory notes receivable, rubles	—	—
Including overdue	—	X
Debts of participants (shareholders) with respect to contributions to charter capital	—	—
Including overdue	—	X
Advances issued	355,947	12,654
Including overdue	51,762	X
Other debtors	1,923,783	22
Including overdue	101,721	X
Total	11,228,765	12,676
Including overdue	3,267,753	X

As of June 30, 2006 the Company has no debtors accounting for at least 10% of total amount of accounts receivable (11,241,441thousand rubles).

VII.                THE ISSUER’S ACCOUNTING STATEMENTS AND OTHER FINANCIAL INFORMATION

7.1.                The Issuer’s Annual Financial Statements

Under the Regulation “On Information Disclosure by Securities Issuers” enacted by the Decree of FSFM No. 05-5/pz-n dated March 16, 2005, annual financial statements are not included in the Quarterly Report of the Company for the 2nd quarter of 2006.

7.2.                The Issuer’s Quarterly Financial Statements for the Latest Complete Reporting Quarter

This report is supplemented with the Company’s quarterly financial statements for the 2nd quarter of 2006 financial year compiled in accordance with Russian Federation law (Annex No. 1).

7.3.                The Issuer’s Consolidated Accounting Statements for the Latest Complete Financial Year

The Company prepares no consolidated financial statements in accordance with the Russian Accounting Standards (RAS) as it prepares consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS).

Under the Federal Law “On Securities Market”, consolidated accounting statements for the latest complete financial year, compiled pursuant to International Financial Reporting Standards (IFRS), will be attached to the quarterly report of the Company for the 3rd quarter of 2006.

7.4.                Issuer’s Accounting Policy

This report is supplemented with the Company’s Accounting Policy for Business Accounting in 2006 (Annex No. 2).

7.5.                Total Exports and Exports as a Percentage of Total Sales

	2nd quarter 2006
	thousand rubles	% of revenue earned from all activities
Total Company revenue from services export	1,203,649	9%

7.6.                Issuer’s Real Estate Value and Material Changes in the Issuer’s Assets Since the Ending Date of the Latest Complete Financial Year

As of June 30, 2006 the value of the Company real estate amounted to:

No	Description of fixed assets group	Full value after revaluation (replacement value), thousand rubles.	Accrued depreciation, thousand rubles.	Residual value (less depreciation) after revaluation (residual value), thousand rubles.
1	Buildings and structures	20,124,080	12,991,745	7,132,335
2	Lodgings	388,592	3,999	384,592
	Total, thousand RUR	20,512,672	12,995,744	7,516,928

During the reporting period the Company did not retain any appraisers to carry valuations of real estate and no significant changes in the composition of real estate occurred.

No facts of the acquirement or alienation of assets in excess of 5% of the book value of assets took place.

7.7.                The Issuer’s Involvement in Judicial Proceedings That May Significantly Affect Its Financial and Business Operations

During three preceding years up to the end of the 2nd quarter of 2006 OJSC Rostelecom was involved in the following material judicial proceedings:

1.                           The case considered by the Arbitrazh Court of the City of Moscow upon the claim of OJSC Rostelecom to the Savings Bank of the Russian Federation to recover 29,580,850 rubles on the grounds of improper performance of the bank account agreement dated October 22, 1998, write-off of the monetary funds according to payment order No. 99666 of August 2, 1999 in electronic form. The

Arbitrazh Court of the City of Moscow of first instance in its ruling of May 31, 2000 left the claim without consideration due to non-observance of the pretrial procedure for dispute settlement provided for under the agreement. The appellate instance upheld the above ruling in its ruling dated July 27, 2000. In its ruling dated September 28, 2000 the Federal Arbitrazh Court of the Moscow Circuit repealed the above judicial acts, and the case was referred to the first instance of the Arbitrazh Court of the City of Moscow. The Arbitrazh Court of the City of Moscow ruled against the Company, and the appeals instance upheld that decision. On March 22, 2001, the court of cassation repealed the acts of the lower instances and remanded the case. In its decision of July 6, 2001 the Arbitrazh Court of the City of Moscow ruled that a technical review be held to examine the Client-Savings Bank electronic payment system. Following receipt of the expert opinion the court proceedings were renewed by decision dated November 6, 2002. Due to the need for the experts to attend the court, the proceedings had been adjourned. During the proceedings held in January and February 2003, examination of the experts was held and the review findings were considered. By decision dated March 11, 2003, the claim was repealed. OJSC Rostelecom filed an appeal on April 11, 2003. The appeals instance repealed the appeal filed by OJSC Rostelecom. OJSC Rostelecom filed a cassation appeal with the Federal Arbitrazh Court of the Moscow Circuit that was considered in the 4th quarter of 2003. A cassation appeal was repealed.

2.                           The case of a claim by OJSC Rostelecom against Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 for the City of Moscow to declare invalid its Resolution on tax liability dated October 29, 2002 for tax violation in the form of non-payment (failure to pay in full) of Uniform Social Tax as a result of incorrect tax calculation, in the form of a penalty of 20% of the amount of unpaid tax—384,293.23 rubles, and on recovering from OJSC Rostelecom of unpaid tax in the amount of 1,921,466.16 rubles. In the opinion of the tax authority OJSC Rostelecom, in calculating and making advance payments of UST for the first six months of 2002 had incorrectly calculated the amount of expenses for state social insurance. By a ruling of the Arbitrazh Court of the City of Moscow preliminary hearing was held on December 23, 2002. By decision of the court of first instance dated January 22, 2003, No. 40 Resolution of October 29, 2002 was declared invalid as inconsistent with tax law. By its ruling of June 17, 2003 based on the examination of the appeal filed by Interregional Tax Inspectorate No. 40 for the City of Moscow the cassation instance of the Federal Arbitrazh Court of the Moscow Circuit upheld the decision of the court of first instance and dismissed the cassation appeal filed by Interregional Tax Inspectorate No. 40.

3.                           The case considered by the Arbitrazh Court of the City of Moscow upon the claim by OJSC Rostelecom against the Russian Defense Ministry. The claim was filed to recover from the military unit a debt in the amount of 32,822,803.56 rubles and default interest for the use of borrowed money in the amount of 12,485,622.71 rubles. The debt was formed as a result of the military unit’s failure to perform its obligations of payment for tonal frequency channels provided by the Company under a pertinent Agreement of March 24, 2000. After the claim was specified insofar as the amount of interest was concerned, the Arbitrazh Court of Moscow by its decision of June 2, 2003 sustained the amended claim by OJSC Rostelecom in the amount of 32,822,803.56 rubles of the principal and 12,783,859.27 rubles of default interest for the use of borrowed money, In accordance with the court’s decision the principal amount was paid by the Russian Defense Ministry. The Federal Arbitrazh Court of the District of Moscow reversed, on the basis of the decision of the High Arbitrazh Court, the said decision with respect to collection of accrued interest and sent the case to the first instance for a new trial. On April 28, 2004 the Arbitrazh Court of the City of Moscow adopted the decision to collect in favour of OJSC Rostelecom the accrued interest in amount of 6,391,929.63 RUR decreased by 50% in cause of disproportion between the amount of the accrued interest and the consequences of commitments failure. Writ of execution to pay the interest for using other people’ money in the amount of 6,391,929. 63 rubles paid on 07.04.2005.

4.                           The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the Defense Ministry of the Russian Federation on recovering the debt for communication services provided by the Company in the amount of 194,888,838.65 rubles, including 166,218,501.6 rubles of the principal and 28,670,337.06 rubles of interest for the use of borrowed money. As the debt was repaid in part by the Defense Ministry before the court hearing in the amount of 109,732,890 rubles, the value of the claim was changed to make 56,485,611.59 rubles of the principal and 32,615,613.91 rubles of interest for the use of borrowed money. By decision of the Artibrazh Court dated September 11, 2003 the claim by the Company in the amount of 56,485,611.59 rubles was sustained, and the remaining part of the claim was dismissed “as having no legal grounds.” The claim of 56,485,611.59 was paid out on March 31, 2004, by the writ of execution directed to the Specialized Department of the Federal Treasury of the City of Moscow of the Russia’s Ministry of Finance.

5.                           The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 for the City of Moscow to declare invalid its Resolution #90/03. Hearings were held on November 27, 2003 and December 23, 2003. By decision of the Artibrazh Court dated December 23, 2003 the case consideration is scheduled for January 12, 2004. By the decision of the Artibrazh Court of the City of Moscow dated January 12, 2004 the claim was paid off except the part of small account. The decision of appeal instance of the Artibrazh Court of February 29, 2004 let the said decision valid. On June 7, 2004 Interregional Inspectorate of the Russian Federation Ministry for Taxes filed the cassation appeal on established court resolutions. The decision of cassation instance of the Artibrazh Court of July 13, 2004 let the said decision valid.

6.                           The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the Defense Ministry of the Russian Federation on recovering the debt for communication services provided by the Company in the amount of 73,811,788.75 rubles according to the State Contract No. 12003/22 of February 4, 2004 (at the period during January and August of 2003). On February 2, 2004 the Arbitrazh Court adopted the decision of satisfying the full amount of claim by the Company and issued a writ of execution for initiating of execution action. Under the writ of execution submitted to the Russia’s Ministry of Finance Specialized Department of the Federal Treasury of the City of Moscow the debt was paid out in part of 19,753,178 rubles on December 29, 2004. Residual writ of execution sum in the amount of 54,058,610.75 rubles was paid on 10.06.2005.

7.                           The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the Defense Ministry of the Russian Federation on recovering the debt for communication services provided by the Company in the amount of 57,069,824.32 rubles according to the State Contract No. 12003/22 of February 4, 2004 (at the period during September and December of 2003). As the debt was repaid in part by the Defense Ministry before the court hearing in the amount of 42,691,241.30 rubles on March 22, 2004, the value of the claim was changed to 14,378,583.02 rubles. On April 13, 2004 the Arbitrazh Court adopted the decision of satisfying the changed amount of the claim by the Company. The writ of execution of 14,378,583.02 rubles was submitted to the Russia’s Ministry of Finance Specialized Department of the Federal Treasury of the City of Moscow.

8.                           The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the FSUE VGTRK on recovering the debt in principal amount of 57,446,828.49 rubles and forfeit of 1,559,450.99 rubles. The debt had resulted from failure of liabilities by FSUE VGTRK upon the payment for telecommunication services provided by the Company under the contract No. US-22/3-37TV/3632/52-10 dated March 3, 2002 (in period between November and December of 2003). As after the Company’s application to the court FSUE VGTRK had paid the principal debt in amount of 57,446,828.49 rubles the Arbitrazh Court of the City of Moscow adopted the decision of refunding the forfeit of 1,559,450.99 rubles by the claim of the Company. Under the writ of execution the amount of forfeit was directly debited in acceptance-free procedure from the FSUE VGTRK banking account.

9.                           The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the OJSC First Channel on recovering the debt for the telecommunication services provided by the Company under the contract No. UpiOK-3/24to/764 dated January 1, 2003, including the principal in amount of 80,985,867.41 rubles and the fine of 6,127,692.66 rubles. As the debt was repaid in part by the OJSC First Channel before the court hearings the Arbitrazh Court of the City of Moscow adopted decision of satisfying the claim by the Company in amount of 71,147,406.79 rubles and issued a writ of execution for initiating of execution action. The writ of execution in amount of 71,147,406.79 rubles, including the principal of 65,019,714.13 rubles and the fine for the delays in liabilities fulfillment in amount of 6,127,692.66 rubles, was submitted to the Court Officer Service of the Central Board of the Ministry of Justice of the city of Moscow. The amount of claim was recovered by OJSC First Channel on June 24, 2004 according to the writ of execution. The execution action was completed.

10.                     The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the FSUE VGTRK on recovering the debt in principal amount of 47,039,120. 49 rubles and forfeit of 1 391 442, 65 rubles. The debt had resulted from failure of liabilities by FSUE VGTRK upon the payment for telecommunication services provided by the Company under the contract No. US-22/3-37RV/3632/52-10 dated March 13, 2002 (in period between November and December of 2004). As after the Company’s application to the court FSUE VGTRK had paid the principal debt in amount of 47,039,120.49 rubles the Arbitrazh Court of the City of Moscow adopted the decision of refunding the forfeit of 1,391,442.65 rubles by the claim of the Company. Under the writ of execution the amount of forfeit was directly debited in acceptance-free procedure from the FSUE VGTRK banking account.

11.                     On September 8, 2004 OJSC Rostelecom filed the application to the Arbitrazh Court of the city of Moscow to declare invalid the Resolution No. 40 (No 07-42/43) dated August 28, 2004 of Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation claiming the Company to pay tax commitments in of 281,388,177 rubles, penalties in amount of 56,277,635 and fine. Under the decision of the Arbitrazh Court of the City of Moscow dated November 10, 2004 the claim by the Company was satisfied. The decision of court of the first instance was let valid under the decision of the Federal Arbitrazh Court of Moscow region dated March 31, 2005.

12.                     On September 23, 2004 OJSC Rostelecom filed the application to the Arbitrazh Court of the city of Moscow to declare invalid the Claim No. No1241/r dated August 28, 2004 of the Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 to pay taxes in amount of 280 836 378 rubles. Under the decision of the Arbitrazh Court of the City of Moscow the claim by the Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 was declared invalid. The decision of court of the first instance was let valid under the decision of the Federal Arbitrazh Court of Moscow region dated March 29, 2005.

13.                     The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the OJSC First Channel on recovering the debt for the telecommunication services provided by the Company under the contract No. UpiOK-3/24to/764 dated January 1, 2003, in amount of 103,996,467.37 rubles including the principal in amount of 96,505,139.94 rubles and the fine of 7,491,327.43 rubles. Under the decision of the Arbitrazh Court of the City of Moscow the claim by the Company was satisfied. The amount of debt was partially paid out by the OJSC First Channel before issuing of the writ of execution by the Arbitrazh Court of the City of Moscow. OJSC First Channel paid out the amount of debt before submitting of the writ of execution.

14.                     On February 10, 2005 OJSC Rostelecom filed the application to the Arbitrazh Court of the city of Moscow to declare invalid the Claim No. 04/r dated February 04, 2005 of the Interregional Inspectorate No. 48 of the Russian Federal Tax Service to pay forfeit in amount of 74 211 166,72 rubles. Under the decision of the Arbitrazh Court of the City of Moscow in case No.A40-6326/05-116-75 the claim by the Company was satisfied. By resolution of the Court of Appeals dated 06.06.2005 the Arbitrazh Court decision remains in force. The decisions of court of the first instance and the appeal were upheld by the resolution of the Federal Arbitrazh Court of Moscow District. The cassation appeal of Interregional Inspectorate No 48 of the Russian Federal Tax Service was dismissed.

15.                     The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the OJSC First Channel on recovering the debt for the telecommunications services provided by the Company under the contract No. UpiOK-3/24to/764 dated January 1, 2003, in amount of 112,551,914.98 rubles including the principal in amount of 103,516,391.74 rubles and the fine of 9,035,523.24 rubles. Preliminary Court hearings were held on May 10, 2005. Because of the need to submit additional evidence the preliminary court hearing was postponed to June 10, 2005. By judicial definition of June 10, 2005, the case was scheduled for court hearings on July 05, 2005. Under the decision of the Arbitrazh Court of the City of Moscow dated July 05, 2005, the claim by the Company in the amount of 112,551,914.98 RUR was satisfied and a writ of execution for initiating of execution action was issued. The amount of claim was recovered by OJSC First Channel before submitting of the writ of execution. The case is closed.

16.                     The claim was for OJSC Rostelecom on recovering the debt in principal amount and fine of 52 457 249.40 RUR for communication services provided by the Company according to the Contract NoUpiOK-3/24 to 764 dated January 01, 2003, including the principal amount of 48 765 498.62 RUR and the fine in amount of 3 691 750.78 RUR. Preliminary court hearing was held on September 05, 2005. The case was scheduled for court hearing on October 27, 2005. Under the decision of the Arbitrazh Court of the City of Moscow dated November 27, 2005 the claim by the Company in the amount of 52 457 249,40 RUR was satisfied and issued a writ of execution for initiating of execution action. The amount of claim was recovered by OJSC First Channel before submitting of the writ of execution. The case is closed.

17.                     The case considered by Arbitrazh Court of the City Moscow upon the claim by the Company against the FSUE VGTRK on recovering the debt in the principal amount of 133,457,242.06 RUR and the forfeit of 6 384 562.72 RUR dated May 20, 2005. The debt had resulted from failure by FSUE VGTRKto pay for telecommunications services provided by the Company under contract No.6662/57-00/629-04-16 dated July 23, 2004 (for the period from August 2004 to January 2005). As after the Company’s application to the court FSUE VGTRK had paid the principal debt in amount of 133,475,242.06 RUR the Arbitrazh Court of Moscow adopted the decision of refunding the forfeit in amount of 6,384,562.72 RUR by the claim of the Company. FSUE VGTRK filed an appeal in exercise of supervisory power upon justification of forfeit recovering. The Federal Arbitrazh Court of Moscow District upheld the decision of the Arbitrazh Court of Moscow and dismissed the cassation appeal. The writ of execution was submitted to the bank of FSUE VGTRK and was not executed in case of shortage of funds at the account and was put to account file. OJSC Rostelecom withdrew the writ of execution from the bank and submitted it to the Bailiffs’ Service of North Administrative District of the city of Moscow on May 11, 2006. FSUE VGTRK fulfilled the direction of the Bailiffs’ Service of North Administrative District and paid the debt upon the writ of execution.

18.                     On August 24, 2005 OJSC Rostelecom submitted to the court the application to declare invalid the claim dated August 08, 2005, No 55/p to pay taxes and Decision No 39/p dated August 09, 2005, on recovering taxes, duty and fine. Pursuant to this Decision the Company was obligated to pay VAT in amount of 398,975,763 RUR. Under the decision of the Arbitrazh Court of the city of Moscow dated of September 30, 2005, the hearings consideration was scheduled for October 24, 2005. In the framework of the considered case the Company appealed the decision of the Arbitrazh Court of the city of Moscow dated August 29, 2005, regarding adjudication to take provisional measures. Under the decision dated September 21, 2005, the appeals instance dismissed the Company’s application regarding the court decision dated August 29, 2005. Under the decision of the Arbitrazh Court of the city of Moscow dated November 01, 2005 the claim dated August 08, 2005 against the Company and the decision dated August 09, 2005, regarding VAT recovering were declared invalid.

19.                     On July 13, 2005, OJSC Rostelecom filed the application to the Arbitrazh Court of the city of Moscow to declare invalid the Decision No. 07-42/20 dated June 20, 2005, of the Interregional Inspectorate No. 48 of Russian Federal Tax Service on tax liability. Under this decision the Company was not compensated with VAT in amount of 78,013,248 RUR, was claimed for illegal application of VAT deductions, for understatement of VAT in amount of 320,962,515 RUR and for the fine in amount of 64 192 503 RUR resulting from failure to pay (in full) VAT for January 2005. By the decision of the Arbitrazh Court of the city of Moscow dated September 08, 2005, on the case No.A40-38496/05-126-311 the decision of the Interregional Inspectorate No. 48 of the Russian Federal Tax Service of the city of Moscow dated June 20, 2005 No.07-42/70 was declared invalid with regard to refusal to compensate VAT in amount of 18 RUR, additional VAT assessments in amount of 320,962,515 RUR and fine. In other part the claim was dismissed. The tax authority filed appeal and under following decision of the Ninth Arbitrazh Court of Appeal dated December 14, 2005, the decision of the court of the first instance dated September 08, 2005, was reversed with respect to declaration invalid the decision of the Interregional Inspectorate No. 48 of Russian Federal Tax Service on additional VAT assessments in amount of 320,962,515 RUR and fine as well as to satisfaction of OJSC Rostelecom claim to declare invalid the decision of tax authority for additional VAT assessments in amount of 320,962,515 RUR and fine. In other respects the decision of court of first instance remained unchanged. OJSC Rostelecom filed a cassation appeal dated December 30, 2005. Under the Resolution of Federal Arbitrazh Court of Moscow District dated March 9, 2006, the decision of the appeal instance was abolished and the Company’s application was submitted to Ninth Arbitrazh Appeal Court for new hearing. On July 22, 2006 the decision of Ninth Arbitrazh Appeal Court altered the decision of the court of the first instance and reversed with respect to declaration invalid the decision of the Interregional Inspectorate No. 48 of the city of Moscow dated June 20, 2005 No.07-42/70 with regard to refusal to compensate additional VAT assessments in amount of 301,446,646.28 RUR and fine. The claim of Rostelecom with respect to declaration invalid the decision of the Interregional Inspectorate No. 48 of the city of Moscow dated June 20, 2006 with regard to refusal to compensate additional VAT assessments in amount of 301,446,646.28 RUR and fine was dismissed.

20.                     On December 12, 2005 OJSC Rostelecom filed an application to declare invalid the claim dated November 30, 2005 of the Interregional Inspectorate No.7 to pay tax debts in amount of 137,665,774 RUR and fine in amount of 41,534,989.66 RUR. By the decision dated January 19, 2006, the case was dismissed regarding adjudication by the Interregional Inspectorate No.7 from the claim as it changed the Company’s tax liability excluded disputed amount of arrears.

21.                     On November 08, 2005 OJSC Rostelecom filed a claim against OJSC First Channel on recovering of the principal debt and fine in total amount of 52,695,834.04 RUR for telecommunications services rendered by the Company in the 2nd quarter of 2005 under the contract No. UPiOK – 3/24to/764 dated January 01, 2003, including the principal debt in amount of 42,720,975.53 RUR and the fine in amount of 3,974,858.51 RUR. Preliminary Court hearing was held on December 8, 2005. The case was scheduled for Court hearing on January 10, 2006. Under the decision of the Arbitrazh Court of the city of Moscow dated January 10, 2006 the claim of 52,695,834.04 RUR by the Company was satisfied.

22.                     On December 20, 2005 OJSC Rostelecom filed a claim against OJSC First Channel on recovering the principal debt and fine in total amount of 34,237,044.66 RUR for telecommunications services rendered by the Company in July and August 2005 under the contract No. UPiOK – 3/24to/764 dated January 01, 2003, including the principal debt in amount of 32,139,364.63 RUR and the fine in amount of 2,097,680.03 RUR. Preliminary Court hearing was held on February 3, 2006. By the decision of Arbirtrazh Court of the city of Moscow the Company’s claim was satisfied.

23.                     On February 07, 2006 OJSC Rostelecom filed a claim against OJSC First Channel on recovering the principal debt in amount of 31,272,413.70 RUR and fine in amount of 1,942,938.05 RUR for telecommunications services provided by the Company from September to October of 2005 under the agreement No. UPIOK-3/24to/764 dated January 1, 2003. Preliminary Court hearing was held on March 21, 2006. The case was scheduled for Court hearing on May 2, 2006. Under the decision of the Arbitrazh Court of the city of Moscow dated May 2, 2006 the claim by the Company was satisfied.

24.                     On June 16, 2006 OJSC Rostelecom filed an application to the Arbitrazh Court of the city of Moscow to declare invalid the Decision No. 5 on tax liability, brought by the Interregional Inspectorate No. 7 of Russian Federal Tax Service against first-rate tax-payers on June 09, 2006, with regard to additional taxes and fines in amount of RUR 3,473,616,145.15 payable by the Company. By judicial definition of June 16, 2006 the case was scheduled for closed court hearings on July 18, 2006.

25.                     On April 19, 2006 Rostelecom filed a claim against OJSC First Channel on recovering the principal debt in amount of 30,717,363.48 RUR and fine in amount of 1,977,798.55 RUR (totaling 33,215,351.75 RUR) for telecommunications services provided by the Company from November to December of 2005 under the agreement No. UPIOK-3/24to/764 dated January 1, 2003. Preliminary Court hearings were held on June 01, 2006. Under the decision of the Arbitrazh Court of the city of Moscow dated June 27, 2006 the claim by the Company was satisfied.

VIII.            ADDITIONAL INFORMATION ABOUT THE ISSUER AND PLACEMENT OF ITS ISSUED SECURITIES

8.1.                Additional Information about the Issuer

8.1.1.                  The Issuer’s Charter (Share) Capital (Equity Fund) Size and Structure

The amount of the charter capital of the Company as of June 30, 2006 was 2,428,819.4725 rubles. Ordinary shares in the charter capital accounted for 75.005196% (a total of 1,821,740.8 rubles). Preferred shares in the charter capital accounted for 24.994804% (a total of 607,078.6725 rubles).

Information on issuer’s shares circulating outside the Russian Federation in accordance with foreign law on foreign issuers’ securities that certifies the rights to issuer’s shares:

As of June 30, 2006 6.97% of the Company’s ordinary shares circulated outside the Russian Federation in the form of American Depositary Receipts II Level (1 ADR = 6 ordinary shares) issued by the depositary bank JP Morgan Chase Bank (60 Wall Street, 36th Floor, New York, New York 10260, USA) in accordance with a Deposit Agreement concluded between OJSC Rostelecom, JP Morgan Chase Bank and owners and beneficiaries of American Depositary Receipts.

The Company’s ADRs have been listed on the New York Stock Exchange, and are also traded on the London Stock Exchange, Frankfurt Stock Exchange and other stock exchanges as non-listed shares.

Information on permits from the Federal Commission to admit the relevant category (type) issuer’s shares for circulation outside the RF: not applicable.

8.1.2.                  Changes in the Size of the Issuer’s Charter (Share) Capital (Equity Fund)

In 1999, in connection with the accession of OJSC MMT to the Company, an additional issue of OJSC Rostelecom’s shares was made by way of conversion of ordinary and preferred shares of the affiliated company. The resolution on the increase of the charter capital was passed by the General Meeting of Shareholders (Minutes No. 1 dated July 1, 1999).

As of the end of 1998, the Company’s charter capital was 2,334,086.1025 rubles and consisted of 700,312,800 ordinary shares and 233,358,300 preferred shares with nominal value 0.0025 rubles each.

As of the end of 1999, the Company’s charter capital was 2,428,819.4725 rubles and consisted of 728,696,320 ordinary shares and 242,831,469 preferred shares with nominal value 0.0025 rubles each.

8.1.3.                  Formation and Uses of the Issuer’s Reserve Fund and Other Funds

Pursuant to the Charter a reserve fund was formed in the Company by means of annual 5% deductions from the Company’s net profits until the amount of the reserve fund reached 15% of the Company’s charter capital. The reserve fund is designated for covering the Company’s losses and also for being used in the absence of any other cash for the redemption of Company shares in such cases and according to such a procedure as are provided for under the Company’s Charter. The reserve fund cannot be used for any other purposes.

The information on the amount and the uses of Reserve fund:

Indicator	As of June 30, 2006
Amount of reserve fund stated by the foundation documents, in thousand rubles	364
Amount of reserve fund as of reporting date, in thousand rubles.	364
Amount of reserve fund as of the reporting date in% to the charter capital	15%
Amount of assignments to the reserve fund during the 2nd quarter of 2006, in thousand rubles	—
Amount of reserve fund used during the 2nd quarter of 2006, in thousand rubles	—
Uses of reserve fund	—

8.1.4.                  The Procedure for Convening Meetings of the Issuer’s Top Management Body

Pursuant to the Charter the general meeting of shareholders is the main governing body of the Company. The date and procedure for holding an annual general meeting of shareholders, the procedure for notification of the meeting and a list of materials to be provided to the shareholders shall be determined by a pertinent decision of the Board of Directors passed by a majority of votes attending the meeting in accordance with the Charter and the Regulations on the General Meeting of Shareholders effective in the Company.

Information on a forthcoming general meeting of shareholders shall be provided by way of a written notice given to every person put on the list of persons eligible for attending the general meeting of shareholders and/or its publication in the form of an announcement in Rossiiskaya gazeta or any other national newspaper distributed on the entire territory of the Russian Federation. The Company may also inform the shareholders of a forthcoming general meeting through other mass media and the Internet.

The shareholders should be notified of a forthcoming general meeting no less than 30 calendar days prior to the deadline for accepting ballot-papers by sending the following documents to the shareholders by registered mail:

•                      the text of a notice about a forthcoming general meeting;

•                      voting ballots.

In the event that the agenda includes issues voting on which may, pursuant to the Federal Law on Joint Stock Companies, result in shareholders’ right to request the Company to buy out their shares, a special written request form for the purchase of shares by the Company will also be given to shareholders.

In the event that the agenda includes an issue on a decrease of the charter capital by acquiring a portion of distributed shares for the purpose of reducing their total number, a special written application form for the sale of shares shall also be distributed to shareholders.

The date of notifying the shareholder of a forthcoming general meeting shall be determined by the date of postage or by the date of publication of the notice about the general meeting.

An extraordinary general meeting of shareholders shall be held by decision of the Board of Directors passed by a majority of its members attending the meeting on its own initiative or at a request from the Audit Commission or the auditor of the Company, as well as of a shareholder (shareholders) holding in the aggregate no less than 10% of the Company’s voting shares as of the date of such request. A request for calling an extraordinary meeting of shareholders may be:

•                      mailed to the address of the Company’s location;

•                      served against receipt to a person acting as the sole executive body of the Company or to the Chairman of the Company Board of Directors or to any other person authorized under the Company’s internal documents to accept written correspondence addressed to the Company.

If a request is sent by an ordinary letter or other ordinary mail, the date shown on the calendar stamp certifying the date of receipt of such mail shall be the date of filing such request, and if a request for calling an extraordinary general meeting is sent by registered letter or other registered mail, it shall be the date when such mail was served to the addressee against receipt. In the event of service against receipt the date of service shall be the date of filing such request.

Other issues associated with filing requests are stated in the Regulation “On General Meeting of Shareholders”.

The agenda of the General Meeting of Shareholders is to be approved by the Board of Directors. The procedure of submitting proposals and approving the agenda of the General Meeting of Shareholders is stipulated in the Charter of the Company and the Regulation “On General Meeting of Shareholders”.

A shareholder(s) owning not less than 2% of voting shares of the Company are entitled to put issues on the agenda of the General Meeting of Shareholders not later than 60 days after the end of the fiscal year.

Issues can be put on the agenda by way of:

•                      mailing by post at the Company’s address;

•                      servicing against receipt to persons authorized pursuant to internal documents of the Company to receive written correspondence addressed to the Company.

If an issue to the agenda was sent by post, the date shown on the calendar stamp certifying the date of receipt of such mail shall be the date of filing such request. In the event of service against receipt the date of service shall be the date of filing such request.

Information to be provided to shareholders in preparation for a General Meeting of Shareholders includes:

•                      annual accounting statements of the Company;

•                      statements by the Company’s Audit Commission and the auditor of the Company based on the audits of the annual accounting statements of the Company;

•                      information on candidates for the Board of Directors;

•                      information on candidates for the Audit Commission;

•                      information on the proposed auditor of the Company;

•                      draft amendments and additions proposed to the Charter and the internal documents of the Company and (or) draft revised versions of the Charter and the internal documents of the Company;

•                      draft resolutions of the General Meeting of Shareholders proposed by persons entitled under the Charter of the Company to propose issues to be placed on the agenda of a meeting of shareholders or require the calling of an extraordinary meeting of shareholders;

•                      any other information (materials) required for passing resolutions on the items of the agenda of a General Meeting of Shareholders included by decision of the Board of Directors into the list of information (materials) to be provided to the shareholders in preparation for a General Meeting of Shareholders.

The said information shall be provided according to a procedure established in the Charter in the event that respective issues have been placed on the agenda of the General Meeting of Shareholders. Materials provided to persons eligible for attending the General Meeting of Shareholders in preparation for the General Meeting shall not be sent to the shareholders. Any person eligible for attending the General Meeting of Shareholders shall have the right to review such materials at addresses indicated in the notice. Any person eligible for attending the General Meeting of Shareholders shall have the right to receive the copies of all materials of the meeting at addresses indicated in the notices, and shall have the right to require that the said materials be sent to it by mail, provided the cost of mailing services in paid for by it.

8.1.5.                  Business Entities in Which the Issuer Owns At Least 5% of Their Charter (Share) Capital (Equity Fund) or At Least 5% of Their Ordinary Shares

Information on commercial entities in which the Company owns no less than 5 per cent of the charter capital or no less than 5 per cent of ordinary shares as of June 30, 2006:

Short name: CJSC Westelcom

Full name: Closed joint stock company Westelcom

Address: 117485, Moscow, Butlerova st., 7

Issuer’s interest in charter capital: 100.00%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC MTs NTT

Full name: Closed joint stock company Moscow Center of New Telecommunications Technologies

Address: 121002, Moscow, Arbat st., 46

Issuer’s interest in charter capital: 100.00%

Company’s interest in charter capital of issuer: 0%

Short name: LLC Telecomcenter

Full name: Limited Liability Company Telecomcenter

Address: 127238, Moscow, Dmitrovskoe shosse, 46, bldg. 1

Issuer’s interest in charter capital: 100.00%

Company’s interest in charter capital of issuer: 0%

Short name: Subsidiary company Malakhit Boarding House

Full name: Subsidiary company Malakhit Boarding House

Address: 334200, Ukraine, AR of Crimea, Yalta, Shcherbaka st., 15

Issuer’s interest in charter capital: 100.00%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Zebra Telecom

Full name: Closed joint stock company Zebra Telecom

Address: 103051, Moscow, Trubnaya st., 24, bldg. 3

Issuer’s interest in charter capital: 99.99%

Company’s interest in charter capital of issuer: 0%

Short name: LLC Informtek

Full name: Limited Liability Company Informtek

Address: 334200, Ukraine, AR of Crimea, Yalta, Sokhanya st., 7

Issuer’s interest in charter capital: 99.90%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC RTK-Center

Full name: Closed joint stock company RTK-Center

Address: 107078, Moscow, Kalanchevskaya st., 15a

Issuer’s interest in charter capital: 99.00%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC SK Costars

Full name: Closed joint stock company Insurance Company of Communications Employees Trade Union Kostars

Address: 129278, Moscow, Pavel Korchagin st., 2

Issuer’s interest in charter capital: 86.67%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Telecomcity

Full name: Closed joint stock company Telecomcity

Address: 127091, Moscow, Delegatskaya str., 5

Issuer’s interest in charter capital: 80.00%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Globus-Telecom

Full name: Closed joint stock company Globus-Telecom

Address: 127018, Moscow, Obraztsova st., 38

Issuer’s interest in charter capital: 74.58%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Incom

Full name: Closed joint stock company Incom

Address: 121021, Moscow, Zubovsky blvd., 27/26 building 3

Issuer’s interest in charter capital: 54.38%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Globaltel

Full name: Closed joint stock company Globalstar – Space Telecommuncations

Address: 147427, Moscow, Dubovaya Roshcha st., 25 building 2

Issuer’s interest in charter capital: 51.00%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Akvapark RT

Full name: Closed joint stock company Akvapark RT

Address: 103091, Moscow, Delegatskaya st., 5

Issuer’s interest in charter capital: 50.00%

Company’s interest in charter capital of issuer: 0%

Board of Directors, Collegiate Executive Body and Sole Executive Body: not formed due to lack of company activities

Short name: OJSC CK Delovaya Set’ (Business Network)

Full name: Open joint stock company Central Company Delovaya Set’

Address: 123098, Moscow, Marshal Vassilevsky st., 1 building 2

Issuer’s interest in charter capital: 43.50%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC InformKurierSvyaz

Full name: Closed joint stock company InformKurierSvyaz

Address: 117419, Moscow, 4th Verkhniy-Mikhailovsky proyezd, 6

Issuer’s interest in charter capital: 25.25%

Company’s interest in charter capital of issuer: 0%

Interest of above person in total number of ordinary shares of issuer: 0%

Short name: OJSC MMTS No 9

Full name: Open joint stock company Moscow Long-Distance Telephone Station No 9

Address: 117485, Moscow, Butlerova st., 7

Issuer’s interest in charter capital: 36.86%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Razbeg-Marafon

Full name: Closed joint stock company Razbeg-Marafon

Address: 129116, Moscow, Trifonovskaya st., 56

Issuer’s interest in charter capital: 33.33%

Company’s interest in charter capital of issuer: 0%

Short name: OJSC RTComm.Ru

Full name: Open joint stock company RTComm.Ru

Address: 123022, Moscow, 2nd Zvenigorodskaya st., 13, build. 43

Issuer’s interest in charter capital: 31.10%

Company’s interest in charter capital of issuer: 0%

Short name: ODO TV and Radio Company Yalta

Full name: Subsidiary Liability Company TV and Radio Company Yalta

Address: 334200, Ukraine, AR of Crimea, Yalta, Sokhanya st., 7

Issuer’s interest in charter capital: 30.00%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Rustel

Full name: Closed joint stock company Rustel

Address: 129278, Moscow, Pavel Korchagin st., 2

Issuer’s interest in charter capital: 25.00%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC NTC Comset

Full name: Closed joint stock company Scientific and Technical Center Comset

Address: 111141, Moscow, Zeleny prospekt, 7

Issuer’s interest in charter capital: 22.18%

Company’s interest in charter capital of issuer: 0%

Interest of above person in total number of ordinary shares of issuer: 0%

Short name: LLC Private Security Company Rostelecom-Bezopasnost

Full name: Limited Liability Company Private Security Company Rostelecom-Bezopasnost

Address: 127486, Moscow, Deguninskaya st., 2

Issuer’s interest in charter capital: 20%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC MS-Trust

Full name: Closed joint stock company MS-Trust

Address: 109044, Moscow, Vorontsovskaya st., 18/20 building 2

Issuer’s interest in charter capital: 20.00%

Company’s interest in charter capital of issuer: 0%

Short name: LLC Tver Telecom

Full name: Limited Liability Company Tver Telecom

Address: 170000, Tver, Novotorzhskaya st., 24

Issuer’s interest in charter capital: 26%

Company’s interest in charter capital of issuer: 0%

Short name: OJSC Svyazintek

Full name: Open joint stock company Communications Information Technologies

Address: 119121, Moscow, Plyushchikha st., 55, building 2.

Issuer’s interest in charter capital: 19%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC RT-Radiotext

Full name: Closed joint stock company RT-Radiotext

Address: 127427, Moscow, Akademika Koroleva st.,12

Issuer’s interest in charter capital of the legal person: 15.00%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Transportation Digital Networks

Full name: Closed joint stock company Transportation Digital Networks

Address: 143070, Sosnovka village, Odintsovo District of Moscow Oblast.

Issuer’s interest in charter capital: 15.00%

Company’s interest in charter capital of issuer: 0%

Short name: Golden Telecom, Inc.

Full name: Golden Telecom, Inc.

Address: 115114, Moscow, Kozhevnichesky pr., 1

Issuer’s interest in charter capital: 11.09%

Company’s interest in charter capital of issuer: 0%

Interest of above person in total number of ordinary shares of issuer: 0%

Short name: CJSC Expo-Telecom

Full name: Closed joint stock company Expo-Telecom

Address: 103375, Moscow, Tverskaya st., 7

Issuer’s interest in charter capital: 10.87%

Company’s interest in charter capital of issuer: 0%

Interest of above person in total number of ordinary shares of issuer: 0%

Short name: CJSC TV - Inform

Full name: Closed joint stock company TV - Inform

Address: 106076, Moscow, Rusakovskaya emb., 1

Issuer’s interest in charter capital: 10.50%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC WestBaltTelecom

Full name: Closed joint stock company WestBaltTelecom

Address: 236040, Kaliningrad, Lenin prospekt, 32

Issuer’s interest in charter capital: 10.00%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Saint-Petersburg Center of Telecommunications

Full name: Closed joint stock company Saint-Petersburg Center of Telecommunications

Address: 199053, Saint-Petersburg, 3d line B.O., 30-32

Issuer’s interest in charter capital: 9.38%

Company’s interest in charter capital of issuer: 0%

Short name: OJSC United Registration Company

Full name: Open joint stock company United Registration Company

Address: 107078, Moscow, Kalanchevskaya st., 15a

Issuer’s interest in charter capital: 6.4%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Teleinf

Full name: Closed joint stock company Teleinf

Address: 127427, Moscow, Ak. Korolev st., 19, room 1042

Issuer’s interest in charter capital: 6.25%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC RIC

Full name: Closed joint stock company Russian Information Centers

Address: 125047, Moscow, 1st Tverskaya-Yamskaya st., 3

Issuer’s interest in charter capital: 6.18%

Company’s interest in charter capital of issuer: 0%

Short name: LLC Svyazekspertiza

Full name: Limited Liability Company Svyazekspertiza

Address: 109147, Moscow, Marxistskaya st., 22 building 1

Issuer’s interest in charter capital: 5.70%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Ramsatcom

Full name: Closed joint stock company Ramsatcom

Address: 117334, Moscow, Leninsky prospekt, 35A

Issuer’s interest in charter capital: 6.55%

Company’s interest in charter capital of issuer: 0%

8.1.6.                  Material Transactions Effected By The Issuer

During the ended fiscal quarter no material transactions (groups of related transactions) obligations under which would amount to 10% and more of the book value of the Company’s assets have been effected.

8.1.7.                  The Issuer’s Credit Ratings

As of June 30, 2006, the Company’s credit rating on Standard & Poor’s international scale was BB-, “Steady” forecast.

History of credit rating changes in the period 1997-2006.

Rating revision date	Rating
March 28, 2006	BB-, “Steady” forecast
February 07, 2005	B+, “Steady” forecast
November 13, 2003	B, “Positive” forecast

April 30, 2002	B-, “Steady” forecast
July 28, 2000	CCC, “Steady” forecast
April 12, 2000	CCC-, “Steady” forecast
November 16, 1999	CC, “Developing” forecast
February 8, 1999	CC, “Negative” forecast
August 17, 1998	CC, watch status, “Negative” forecast
August 13, 1998	B-, “Negative” forecast
June 9, 1998	B+, “Steady” forecast
May 27, 1998	BB-, watch status, “Negative” forecast
December 19, 1997	BB-, “Negative” forecast
February 14, 1997	BB-, “Steady” forecast

Full business name of the credit rating organization: Standard and Poor’s International Services Inc.

Abbreviated business name of the credit rating organization: S&P

Location of the credit rating organization: Standard and Poor’s International Services Inc., a legal entity established under the laws of Delaware, USA, registered at 615 South Dupon Highway, Dover, Kent County, Delaware, USA, operating via its Moscow office located at 7th floor, Mokhovaya Business Center, 4/7 Vozdvizhenka St., Moscow, 125009, Russian Federation.

See the methodology of credit rating assignment by Standard and Poors International Services Inc. in the Internet on www.standardandpoors.ru.

8.2.                The Issuer’s Shares by Category (Class)

The charter capital of OJSC Rostelecom is 2,428,819.4725 rubles and consists of 971,527,789 outstanding shares, each of 0.0025 ruble nominal value, including 728,696,320 ordinary shares and 242,831,469 class A preferred shares.

No extra shares are being distributed.

The number of OJSC Rostelecom authorized shares presently equals 905,330,221 ordinary shares and 531 class A preferred shares.

No shares recorded on the Company’s balance.

No securities convertible into shares.

In 2003 a merger of additional issues of OJSC Rostelecom shares was effected:

The issues of OJSC Rostelecom ordinary paperless registered shares were assigned a new registration number: No. 1-01-00124-A as of September 9, 2003.

State registration numbers of issues 73-1«P»-1947 of November 10, 1993 and 1-02-00124-A of August 16, 1999 have been annulled.

The issues of preferred paperless registered shares in OJSC Rostelecom were assigned a new registration number: No. 2-01-00124-A as of September 9, 2003.

State registration numbers of issues 73-1«P»-1947 of November 10, 1993 and 2-02-00124-A of August 16 have been annulled.

Pursuant to the Company’s Charter each ordinary share provides its holder with an equal scope of rights.

Each holder of ordinary shares in the Company shall be entitled:

•                      to sell or otherwise dispose of its shares at any time without prior agreement with the other shareholders or approval by the bodies of the Company;

•                      to take part in a general meeting of shareholders with the right to vote on all issues within its competence. In the event that a shareholder has acquired the ownership of shares after the approval by the Board of Directors of a list of shareholders eligible for attending the general meeting of shareholders, the shareholder shall be entitled to attend the meeting only on the basis of a power of attorney issued by the former holder of the shares;

•                      to receive dividends if these are declared and paid out according to a procedure established by the Charter;

•                      to receive any part of the property or of the value of any part of the property of the Company remaining upon liquidation of the Company after settlements with creditors, in proportion to the number of shares held by the shareholder and in the manner and according to the procedure provided for under the effective legislation of the Russian Federation and the Charter;

•                      to receive from the Company’s registrar extracts from the shareholders register certified with the registrar’s seal, to obtain information on all entries on its personal account, and any other information as provided for under the legal acts of the Russian Federation in the form, terms, manner and time limits provided for under the Regulations on Maintaining the Shareholders’ Register, approved by the Company’s registrar within its authority;

•                      to obtain information contained in the Charter, the Certificate of State Registration of the Company and other Company documents that do not contain state or commercial secrets;

•                      in cases provided for under effective Russian Federation legislation to defend in court its infringed civil rights, including claiming damages from the Company;

•                      to require the Company to buy out all or any part of the holder’s shares in cases and according to the procedure provided for under effective Russian Federation legislation;

•                      to sell shares to the Company in the event that the Company resolves to buy out such shares;

•                      to request from the Company an extract from the list of persons eligible for attending the general meeting of shareholders containing information on the shareholder.

A shareholder shall pay for the services related to the provision of the documents thus requested with the amount of such payment being specified in the price list subject to approval by the Management Board of the Company; and prices for such services cannot exceed the cost of making copies of the documents and of mailing such documents.

A shareholder or a group of shareholders holding ordinary shares that in the aggregate account to no less than 2% of the total number of the distributed voting shares in the Company as of the date of proposal of items to be placed on the agenda, shall be entitled to propose items for the agenda of a general meeting of shareholders and also to nominate candidates for election to the Board of Directors, the Audit Commission and the counting commission of the Company at an annual or extraordinary general meeting of shareholders on terms, in the manner and within the time limits provided for under the Charter of the Company.

A shareholder or a group of shareholders holding ordinary shares that in the aggregate account to no less than 10% of ordinary shares of the total number of the distributed voting ordinary shares of the Company shall be entitled:

•                      to request the convocation of or, in cases provided for under effective Russian Federation law, to convene an extraordinary general meeting of shareholders of the Company;

•                      to request a review (audit) of the financial and business operations of the Company.

Every holder of ordinary shares in the Company is obliged to:

•                      pay for the Company’s placed securities acquired by him according to the procedure, in amounts, forms and within the time limits provided for under the Company’s Charter and a resolution on the placement of these securities;

•                      keep secret the confidential information on the Company’s operations;

•                      perform other obligations provided for under the Charter, the Company’s internal documents, and resolutions of the general meeting of shareholders and the Board of Directors passed within their respective authority.

In the event of placement by the Company of additional shares and issued securities convertible into shares through public offering, the Company’s shareholders shall have the preemptive right in respect of such securities in the number proportional to the number of shares of a respective category (class) held by them, that right to be exercised according to the procedure provided for under federal laws.

The Company’s shareholders shall have the right of access to the documents as provided for under the Charter, according to the procedure established in Article 91 of the Federal Law on Joint-Stock Companies, and the Company’s Charter.

Pursuant to the Company’s Charter, each Class A preferred share shall provide to its holder an equal scope of rights.

The holders of preferred shares in the Company shall not be entitled to vote at a general meeting of shareholders unless otherwise provided for under effective law and the Company Charter.

The holders of Class A preferred shares shall be entitled to receive a fixed annual dividend, unless otherwise provided for under the Company’s Charter. The total amount payable as a dividend on each Class A preferred share shall be established at 10% of the Company’s net profits gained over the past financial year divided by the number of shares that constitute 25% of the Company charter capital. And if the amount of dividends payable by the Company on each ordinary share in a given year exceeds the amount payable in dividends on each Class A preferred share, the amount of the latter should be increased up to the amount of the dividend payable on ordinary shares.

Every holder of a Class A preferred share shall be entitled to:

•                      sell or otherwise dispose of the shares held by him at any time without prior agreement with other shareholders or approval by the bodies of the Company;

•                      take part in a general meeting of shareholders with the right to vote on issues of the Company’s reorganization or liquidation;

•                      the holders of Class A preferred shares shall be entitled to vote at the meeting of shareholders in cases where the adoption of amendments or additions to the Charter would involve any restriction of the rights of preferred share holders, including establishment or increase of the amount of the dividend and (or) establishment or increase of the liquidation value payable on preferred shares of the preceding order of priority or in the case of provision to the holders of preferred shares of another class of privileges in respect of the order of priority in payment of dividends and (or) liquidation value of the shares. The holders of Class A preferred shares the dividend payable on which is established in the Charter shall be entitled to take part in a general meeting of shareholders with the right to vote on all issues on the agenda starting from the general meeting immediately following the annual general meeting of shareholders which failed to pass a resolution on the payment of dividends or passed a resolution on the payment of dividends on Class A preferred shares. The right of holders of Class A preferred shares to attend a general meeting of shareholders shall be terminated upon the payment of dividends on the said shares in full;

•                      in the event of the Company’s liquidation, receive a part of property or the value of a part of property remaining after settlements with the Company’s creditors are completed. And the property remaining after the creditors’ claims have been satisfied shall be used to effect payments in the following manner:

•                      available unpaid dividends on Class A preferred shares shall be paid;

•                      holders of Class A preferred shares shall be paid the nominal value of the shares belonging to them;

•                      the remaining property shall be distributed among the holders of Class A preferred shares and of ordinary shares in proportion to their shareholding in relation to the total number of shares placed by the Company adjusted for the value of Class A preferred shares (liquidation value of Class A preferred shares) paid earlier;

•                      receive from the Company’s registrar extracts from the shareholders register and any other information as provided for under the Charter for the holders of ordinary shares in the Company;

•                      receive information contained in the Company’s documents listed in the Charter, according to the procedure provided for under the Charter for the holders of ordinary shares in the Company;

•                      exercise the rights referred to in the Charter in accordance with the effective law and the Company’s Charter.

Each holder of Class A preferred shares is obliged:

•                      not disclose confidential information on the Company’s operations;

•                      perform other obligations provided for under the Charter, the Company’s internal documents, as well as resolutions of the general meetings of shareholders and the Board of Directors passed within their respective authority.

8.3.                Prior Issues of the Issuer’s Securities Other Than its Shares

8.3.1.                  Issues of Which All Securities Have Been Redeemed (Cancelled)

There are no issues all securities of which have been redeemed (cancelled).

8.3.2.                  Issues of Securities Currently in Circulation

The Company has issued no securities other than shares.

8.3.3.                  Issues of Securities under Which the Issuer’s Obligations Have Not Been Fulfilled (Default)

There are no securities under which the Company’s obligations have not been fulfilled.

8.4.                Entity (Entities) that Have Provided Security for Bonds Issued

The Company has issued no bonds.

8.5.                Issued Bond Obligation Security Terms

The Company has issued no bonds.

8.6.                Organizations that Register the Rights to Securities Issued by the Issuer

Since April 20, 1997, the register of the Company shareholders is run by a specialized registrar, OJSC United Registration Company that is assignee CJSC Registrator-Svyaz. The office was registered at 70 Pyatnitskaya st. 113095, Moscow and located at 15A Kalanchevskaya st., Moscow 107078. Registrar license No. 10-000-1-00314 of March 30, 2004 issued by the Federal Commission for the Securities Market of the Russian Federation for an indefinite term.

The Company doesn’t retain the depositary for running book-entry settlement system.

8.7.                Laws Governing Capital Imports and Exports that May Affect Payment of Dividends, Interest, and Other Amounts Payable to Nonresidents

Matters related to the specifics of payment to nonresidents of dividends on the Company’s shares are governed by the following laws:

Federal Law No. 208-FZ of December 26, 1995 on Joint Stock Companies as amended on March 5, 2004 (effective since November 12, 2004), which provides for equal rights of non-resident shareholders to receive dividends; Russian Federation Law No. 173-FZ of December 10, 2003 on Currency Regulation and Currency Control as amended on July 18, 2005 that determines the status of remittance of dividends from the Russian Federation to nonresidents in terms of required special permissions from the Bank of Russia; Federal Law No. 160-FZ of July 9, 1999 on Foreign Investments in the Russian Federation as amended on June 03, 2006 that establishes guarantees for the protection of rights and lawful interests of foreign investors in the Russian Federation against changes in Russian domestic laws, nationalization or requisition of investments owned by them; and the Tax Code of the Russian Federation that establishes the taxation procedure for the income of foreign organizations paid in the form of dividends.

8.8.                Taxation of Income Generated by Securities Placed or Being Placed by the Issuer

The Company has placed one type of issued securities only — its shares. The shareholders are entitled to income in the form of dividends and to proceeds from the sale of shares.

The tax on dividends was levied in 2006 as follows:

Dividends

Individuals

Dividends payable to individuals who are taxpaying residents of the Russian Federation are subject to personal income tax (PIT) at the rate of 9%. The tax base is determined as the amount of dividends payable less the amount of dividends received by the Company for the preceding year.

Dividends payable to individuals who are not taxpaying residents of the Russian Federation are subject to PIT at the rate of 30%. The tax base is determined as the amount of dividends payable.

Organizations

Dividends payable to organizations that are Russian taxpayers are subject to profit tax at the rate of 9%. The tax base is determined as the amount of dividends payable less the amount of dividends actually received by the Company for the preceding year.

Dividends payable to foreign organizations are subject to profit tax at the rate of 15%. The tax base is determined as the amount of dividends payable.

Pursuant to Article 275 of the Tax Code of the Russian Federation, in payment of dividends to individuals and organizations the Company acts as a tax agent, i.e. it makes the assessment, deduction from dividends, and transfer to the budget of the amounts of PIT and profit tax payable on dividends.

The taxes on dividends accrued upon the results of preceding fiscal periods but payable to Russian entities and individuals (residents of the Russian Federation) in the current fiscal period are imposed in accordance with effective Russian tax legislation. In addition the amount of tax payable is calculated in accordance with Article 275 of the Tax Code implying the effective tax rate.

Paying off dividends upon the results of preceding fiscal years taxes are to be levied under the effective tax rate calculated for period of corresponding dividend payment since dividends upon the results of 2001. As of the last day of the fiscal quarter the Company was applying the following tax rates for the preceding periods of dividend payments.

	Dividends for:
	2001 year	2002 year	2003 year	2004 year	2005 year
Tax rate withheld from dividends paid off in 2006	9%	6.9293%	8.6419%	8.6419%	8.3002%

Proceeds from the Sale of Securities

Individuals

Proceeds from the sale of shares by resident individuals are subject to PIT at the rate of 13%. In the determination of the tax base for PIT proceeds from the sale of shares can be decreased by: (i) the amount of documented expenses related to the purchase (including interest on the use of credit resources), safekeeping and sale of shares, losses in operations with other securities traded on an organized securities market or (ii) property tax deduction in the amount of up to 125,000 rubles (if the shares were owned by a given individual during a period of less than three years) or the full amount of proceeds from the sale of shares.

Proceeds from the sale of shares by nonresident individuals are subject to PIT only if the shares are sold on the territory of the Russian Federation. In this case, profit tax is calculated at the rate of 30%. The tax base for PIT computation is assessed according to a procedure similar to that of tax base assessment for resident individuals (see above).

PIT on proceeds from the sale of shares is generally assessed, deducted and paid to the budget by tax agents – sellers of the shares. Upon expiry of the tax period individual taxpayers can file a tax return containing a readjustment of the amount of PIT.

Organizations

Proceeds from the sale of shares by Russian taxpayer organizations are subject to profit tax at the rate of 24%. The tax base for profit tax assessment (taxable profits) is determined as the difference between proceeds from the sale of securities and the acquisition and sale of securities costs, as well as losses from the sale of other securities traded on an organized securities market.

Profit tax in case of sale of shares by Russian taxpayer organizations is generally computed and paid by these organizations.

Proceeds from the sale of shares by foreign organizations will be subject to profit tax only if two conditions take place concurrently: i) the shares are sold on the territory of the Russian Federation and ii) in the period of such sale more than 50% of the Company’s assets consist of immovable property located on the territory of the Russian Federation. In this case profit tax will be assessed at a rate of 20% or 24%. The 20% rate will be applied if the tax base is the full amount of proceeds from the sale of shares. The 24% rate will be applied if the tax base is determined in a manner similar to that applied in the determination of the tax base by Russian taxpayer organizations.

Profit tax on the sale of shares by foreign organizations is assessed, deducted and paid to the budget by tax agents, i.e. the sellers of shares.

Application of International Agreement Provisions

In the event that provisions of international agreements between the Russian Federation (or the USSR if the Russian Federation acknowledged such agreements as subject to application) and the states whose taxpayer residents are individuals and organizations entitled to receive income on Company’s shares provide for reduced rates of PIT and/or profit tax to be applied to such income or for exemption of such income from taxation in the Russian Federation, then the relevant provisions of international agreements will apply to taxation of dividends payable to these organizations. As a general rule, a confirmation of tax resident status of such individuals and organizations entitled to receive income is required.

8.9.                The Declared (Accrued) and Paid Dividends on Issuer’s Shares and Stock Income

Year of General Meeting	2001	2002	2003	2004	2005	2006
Dividends	For 2000	For 2001	For 2002	For 2003	For 2004	For 2005
Distributed dividends on one ordinary share (Rub)	0.1634	0.2144961	0.54347	0.87807	1.4593	1.5617
Total dividends distributed on ordinary shares	119,068,978.69	156,302,518.73	396,024,589.03	639,846,379.35	1,063,386,539.80	1,138,005,042.94
Total dividends actually paid on ordinary shares (Rub)	118,440,185.26	154,917,138.18	392,720,972.40	636,387,650.35	1,059,504,718.61	0
Distributed dividends on one Class A preferred share (Rub)	0.4243	0.9195237	1.27472	3.25301	2.9738	3.7178
Total dividends distributed on preferred shares (Rub)	103,033,392.30	223,289,290.85	309,542,130.12	789,933,193.95	722,132,222.51	902,798,835.45
Total dividends actually paid on preferred shares	102,230,861.10	220,310,817.49	305,334,431.08	777,991,793.22	710,298,937.03	0
Management body passing a resolution on payment of dividends on shares	Annual general meeting of shareholders	Annual general meeting of shareholders	Annual general meeting of shareholders	Annual general meeting of shareholders	Annual general meeting of shareholders	Annual general meeting of shareholders
Date of annual general meeting of shareholders	June 30, 2001	June 01, 2002	June 15, 2003	June 26, 2004	June 25, 2005	June 24, 2006
Date and Protocol number of general meeting of shareholders passing resolution on payment of dividends	Minutes No. 1 of July 03, 2001	Minutes No. 1 of June 10, 2002	Minutes No. 1 of June 20, 2003	Minutes No. 1 of July 07, 2004	Minutes No. 1 of July 08, 2005	Minutes No. 1 of July 09, 2006
Register closure date	May 9	April 14	April 28	May 11	May 06	May 05
Start of dividend payment	August 29	August 1	July 1	July 15	July 15	July 15
End of dividend payment	December 31	December 31	December 31	December 15	December 15	December 15
Form of dividend payment	Cash	Cash	Cash	Cash	Cash	Cash

OJSC Rostelecom follows resolutions on payment of dividends passed by annual general meetings of the Company and fulfils in full its obligations of remitting dividends to persons registered in the OJSC Rostelecom register as of the date of closure thereof.

The main reason for dividend non-payment is an absence of updated personal information of shareholder in the Company’s register regarding:

•                              changes in place of residence when choosing to receive dividends by postal transfer;

•                              changes in bank details when choosing to receive dividends by bank transfer;

•                              incorrect way of receiving dividends (concerning shareholders not employed by OJSC Rostelecom but choosing to receive dividends at the Company’s cash offices);

•                              changes in passport information when choosing any way of payment.

At the same time, pursuant to Article 44(5) of the Federal Law No. 208-FZ on Joint Stock Companies as amended on October 31, 2002, a shareholder of the Company shall promptly inform the Company’s registrar, OJSC United Registration Company, of any changes in the above data. In the event of failure of the Shareholder of the Company to provide information on changes in such data, the Company and its registrar shall not be liable for any losses incurred in this connection.

Upon submission by a Company’s shareholder of its changed data required for dividend payment the Company’s registrar, OJSC United Registration Company will once again remit dividends with the changes taken into account indicated in the form filled in by an individual or a legal entity and filed with the Company’s registrar.

8.10.         Other Information

No information.

Annex No. 1. The Company’s quarterly financial statements for the 2nd quarter of 2006

(Truncated)

Annex No. 2. The Company’s Accounting Policy for Business Accounting in 2006

(Truncated)

Annex No. 3. The Charter of OJSC Rostelecom

(Truncated)

Annex No. 4. The Regulation on the Board of Directors of OJSC Rostelecom (the new version No. 5)

(Truncated)

Annex No. 5. The Regulation on the Management Board of OJSC Rostelecom (the new version No. 3)

(Truncated)

Annex No. 6. The Regulation on the Audit Commission of OJSC Rostelecom (the new version No. 1)

(Truncated)